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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

Republic of Panama	000076027
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2003	~~N/A~~ 333-7558
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the ___ day of ______________, 2004.

REPUBLIC OF PANAMA

By: ______________________
Ricaurte Vasquez Morales
Minister of the Ministry of Economy and Finance of the Republic of Panama

REPUBLIC OF PANAMA

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2003 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C: Copy of the Annual Budget of the Republic of Panama as in effect for 2004.

EXHIBIT C

GACETA OFICIAL

AÑO C | PANAMÁ, R. DE PANAMÁ LUNES 24 DE NOVIEMBRE DE 2003 | Nº 24,934

CONTENIDO

ASAMBLEA LEGISLATIVA
LEY Nº 66
(De 20 de noviembre de 2003)

Por la cual se dicta el Presupuesto General del Estado para la vigencia fiscal de 2004

LA ASAMBLEA LEGISLATIVA
DECRETA:

TITULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPITULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTICULO: 1 Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2004 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	2,228,508,791	1,031,350,926	3,259,859,717	2,203,193,134	1,056,666,583	3,259,859,717
1. INSTITUCIONES DESCENTRALIZADAS	1,468,788,200	536,653,800	2,005,442,000	1,467,074,700	538,367,300	2,005,442,000
2. EMPRESAS PUBLICAS	377,672,700	36,024,300	413,697,000	327,180,700	86,516,300	413,697,000
3. INTERMEDIARIOS FINANCIEROS	326,617,200	557,081,700	883,698,900	261,913,500	621,785,400	883,698,900
TOTAL	4,401,586,891	2,161,110,726	6,562,697,617	4,258,382,034	2,303,335,583	6,562,697,617
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	487,448,700	72,103,200	559,551,900	487,448,700	72,103,200	559,551,900
TOTAL PRESUPUESTO GENERAL DEL ESTADO	3,914,138,191	2,089,007,526	6,003,145,717	3,771,913,334	2,231,232,383	6,003,145,717

GACETA OFICIAL

ORGANO DEL ESTADO

Fundada por el Decreto de Gabinete Nº 10 del 11 de noviembre de 1903

LICDO. JORGE SANIDAS A.
DIRECTOR GENERAL

LICDA. YEXENIA RUIZ
SUBDIRECTORA

OFICINA
Calle Quinta Este, Edificio Casa Alianza, entrada lateral primer piso puerta 205, San Felipe Ciudad de Panamá,
Teléfono: 227-9833 - Fax: 227-9830
Apartado Postal 2189
Panamá, República de Panamá
LEYES, AVISOS, EDICTOS Y OTRAS PUBLICACIONES
PRECIO: **B/.6.00**

IMPORTE DE LAS SUSCRIPCIONES
Mínimo 6 Meses en la República: B/. 18.00
Un año en la República B/.36.00
En el exterior 6 meses B/.18.00, más porte aéreo
Un año en el exterior, B/.36.00, más porte aéreo
Todo pago adelantado.

Impreso en los talleres de Editora Dominical, S.A

ARTICULO 2. Apruébanse los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACION	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	1,035,283,985	297,011,749	231,517,600	0	639,379,800	2,203,193,134
1. INSTITUCIONES DESCENTRALIZADAS	633,925,862	787,665,303	79,000	42,236,400	3,168,135	1,467,074,700
2. EMPRESAS PUBLICAS	163,983,387	21,047,013	156,800	132,630,300	9,363,200	327,180,700
3. INTERMEDIARIOS FINANCIEROS	158,683,900	8,486,200	0	76,741,700	18,001,700	261,913,500
TOTAL	1,991,877,134	1,114,210,265	231,753,400	251,608,400	669,912,835	4,259,362,034

ARTICULO 3. Apruébanse los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	482,641,870	6,460,213	60,498,700	507,065,800	1,056,666,583
1. INSTITUCIONES DESCENTRALIZADAS	529,076,300	1,437,000	225,000	7,629,000	538,367,300
2. EMPRESAS PUBLICAS	62,251,600	729,200	4,500,000	19,035,500	86,516,300
3. INTERMEDIARIOS FINANCIEROS	587,671,800	5,642,800	0	28,470,800	621,785,400
TOTAL	1,661,641,570	14,269,213	65,223,700	562,201,100	2,303,335,583

TITULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPITULO I

RESUMEN DE INGRESOS Y GASTOS

ARTICULO: 4 Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2004 cuyo resumen de Ingresos y de Gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	3,259,859,717	TOTAL	3,259,859,717
1. INGRESOS CORRIENTES	2,228,508,791	1. GASTOS CORRIENTES	2,203,193,134
1.1. INGRESOS TRIBUTARIOS	1,276,347,900		
1.1.1. IMPUESTOS DIRECTOS	582,017,900	1.1. GASTOS DE OPERACION	1,035,283,985
1.1.2. IMPUESTOS INDIRECTOS	694,330,000		
1.2. INGRESOS NO TRIBUTARIOS	806,176,691	1.2. TRANSFERENCIAS CORRIENTES Y SUBS	528,529,349
1.2.1. RENTA DE ACTIVOS	43,563,300	Transferencia Corrientes	297,011,749
1.2.2. Participación Utilidades en	0	Transferencias Propias	87,488,949
Empresas	211,938,279	Transferencias C.S.S.	209,522,800
1.2.3. TRANSFERENCIAS CORRIENTES	3,951,900	Subsidios	231,517,600
1.2.4. TASAS Y DERECHOS	229,868,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	176,200		
1.2.6. INGRESOS VARIOS	35,285,412		
1.2.7. APORTE AL FISCO	281,393,600	1.3. INTERESES DE LA DEUDA PUBLICA	639,379,800
1.3. OTROS INGRESOS CORRIENTES	102,033,000		
1.3.2. INT. Y COMISIONES GANADOS	102,033,000		
1.4. SALDO EN CAJA Y EN BANCO	0		
1.4.2. DISPONIBLE LIBRE EN BANCO	0		
		2. GASTOS DE CAPITAL	1,056,666,583
1.5. INGRESO DE GESTION	43,951,200	2.1. INVERSIONES	482,641,870
2. INGRESOS DE CAPITAL	1,031,350,926		
		2.2. OTROS GASTOS DE CAPITAL	6,460,213
2.1. RECURSOS PROPIOS DE CAPITAL	132,932,600		
2.1.1. VENTA DE ACTIVOS	20,000,000		
2.1.3. RECUPERACION DE PRESTAMOS	14,732,600		
2.1.4. RECUPERACION DE COLOCACION	98,200,000	2.3. TRANSFERENCIAS DE CAPITAL	60,498,700
2.2. RECURSOS DEL CREDITO	866,759,726		
2.2.1. CREDITO INTERNO	267,946,000	2.4. AMORTIZACION DE LA DEUDA PUBLICA	507,065,800
2.2.2. CREDITO EXTERNO	598,813,726		
2.3. OTROS INGRESOS DE CAPITAL	31,658,600		
2.3.2. TRANSFERENCIA DE CAPITAL	31,658,600		

ARTICULO 5. Apruébanse los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACION	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,035,283,985	297,011,749	231,517,600	639,379,800	2,203,193,134
ASAMBLEA LEGISLATIVA	39,320,523	1,896,677	2,325,900	0	43,543,100
CONTRALORIA GENERAL DE LA REPUBLICA	34,022,105	3,183,095	0	0	37,205,200
MINISTERIO DE LA PRESIDENCIA	40,237,000	4,165,100	0	0	44,402,100
MINISTERIO DE GOBIERNO Y JUSTICIA	169,076,200	41,590,900	5,685,000	0	216,352,100
MINISTERIO DE RELACIONES EXTERIORES	35,562,600	2,157,300	0	0	37,719,900
MINISTERIO DE EDUCACION	334,247,300	33,321,400	162,153,000	0	529,721,700
MINISTERIO DE COMERCIO E INDUSTRIAS	9,972,745	2,792,200	5,720,400	0	18,485,345
MINISTERIO DE OBRAS PUBLICAS	17,762,000	1,712,400	0	0	19,474,400
MINISTERIO DE DESARROLLO AGROPECUARIO	22,625,300	3,557,600	9,053,200	0	35,236,100
MINISTERIO DE SALUD	142,608,300	176,025,100	40,630,000	0	359,263,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	11,420,100	2,357,800	0	0	13,777,900
MINISTERIO DE VIVIENDA	10,010,900	708,800	0	0	10,719,700
MINISTERIO DE ECONOMIA Y FINANZAS	41,910,912	6,027,777	5,950,100	0	53,888,789
MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA	10,935,100	4,616,900	0	0	15,552,000
ORGANO JUDICIAL	35,685,300	3,498,600	0	0	39,183,900
MINISTERIO PUBLICO	39,250,600	3,770,000	0	0	43,020,600
TRIBUNAL ELECTORAL	31,016,200	4,218,300	0	0	35,234,500
OTROS GASTOS DE LA ADMINISTRACION	9,620,800	1,411,800	0	0	11,032,600
DEUDA PUBLICA	0	0	0	639,379,800	639,379,800

ARTICULO 6. Apruébanse los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	482,641,870	6,460,213	60,498,700	507,065,800	1,056,666,583
ASAMBLEA LEGISLATIVA	1,550,000	292,000	0	0	1,842,000
CONTRALORIA GENERAL DE LA REPUBLICA	2,978,500	10,000	0	0	2,988,500
MINISTERIO DE LA PRESIDENCIA	65,514,700	68,000	0	0	65,582,700
MINISTERIO DE GOBIERNO Y JUSTICIA	2,200,000	397,400	115,000	0	2,712,400
MINISTERIO DE RELACIONES EXTERIORES	500,000	116,200	0	0	616,200
MINISTERIO DE EDUCACION	30,111,500	27,500	3,352,000	0	33,491,000
MINISTERIO DE COMERCIO E INDUSTRIAS	231,770	61,100	6,000,000	0	6,292,870
MINISTERIO DE OBRAS PUBLICAS	197,199,900	200	0	0	197,200,100
MINISTERIO DE DESARROLLO AGROPECUARIO	71,135,000	32,500	6,605,500	0	77,773,000
MINISTERIO DE SALUD	37,658,600	105,600	40,187,500	0	77,951,700
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	6,140,000	32,400	0	0	6,172,400
MINISTERIO DE VIVIENDA	17,780,000	0	0	0	17,780,000
MINISTERIO DE ECONOMIA Y FINANZAS	42,328,500	721,913	4,238,700	0	47,289,113
MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA	1,988,500	38,500	0	0	2,027,000
ORGANO JUDICIAL	2,700,000	521,500	0	0	3,221,500
MINISTERIO PUBLICO	2,624,900	311,300	0	0	2,936,200
TRIBUNAL ELECTORAL	0	3,566,600	0	0	3,566,600
OTROS GASTOS DE LA ADMINISTRACION	0	157,500	0	0	157,500
DEUDA PUBLICA	0	0	0	507,065,800	507,065,800

CAPITULO II

ARTICULO 7: Apruebase el Presupuesto de Ingresos del Gobierno Central para la vigencia fiscal de 2004 por un monto de B/.3,259,859,717 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	3,259,859,717
0.55.1.0.0.0.00	INGRESOS CORRIENTES	2,228,508,791
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	1,276,347,900
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	582,017,900
0.55.1.1.1.1.00	SOBRE LA RENTA	455,472,900
0.55.1.1.1.1.01	PERSONA NATURAL	24,772,900
0.55.1.1.1.1.02	PERSONA JURIDICA	141,900,000
0.55.1.1.1.1.03	PLANILLA	190,700,000
0.55.1.1.1.1.04	DIVIDENDOS	17,700,000
0.55.1.1.1.1.05	COMPLEMENTARIO	13,500,000
0.55.1.1.1.1.06	COMISION DEL CANAL	54,600,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLON	2,700,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	9,600,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	90,300,000
0.55.1.1.1.2.01	INMUEBLES	45,500,000
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	44,800,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	36,245,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	36,245,000
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	694,330,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	248,300,000
0.55.1.1.2.1.01	IMPORTACION	112,400,000
0.55.1.1.2.1.02	DECLARACION-VENTAS	135,900,000
0.55.1.1.2.2.00	IMPORTACION	209,200,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. Y DE MEDICION	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRICOLAS	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONOGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000

0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000
0.55.1.1.2.2.12	ARTICULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUIMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGTES JUEGOS Y ARTS. PARA RECREACION	1,500,000
0.55.1.1.2.2.18	FERRETERIA Y ACCESORIOS ELECTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLASTICOS	2,200,000
0.55.1.1.2.2.21	ARTICULOS DE ALGODON	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODON	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERIA Y UTILES DE ESCRITORIOS	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERIAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTICULOS NO ESPECIFICADOS	100,050,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACION	200,000
0.55.1.1.2.2.35	OTROS GRAVAMENES	1,300,000
0.55.1.1.2.3.00	EXPORTACION	5,000
0.55.1.1.2.3.03	CHATARRA	5,000
0.55.1.1.2.4.00	PRODUCCION, VENTA Y CONSUMO SELECTIVO	187,400,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	18,300,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETROLEO	118,790,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	18,500,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	14,200,000
0.55.1.1.2.4.07	CONSUMO DE VINOS	10,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	2,500,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	3,000,000
0.55.1.1.2.4.11	TELEVISION, CABLE, MICROONDA, TEL. CELULAR	6,100,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	6,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURIDICOS	39,305,000
0.55.1.1.2.7.01	PAPEL SELLADO-PAPEL NOTARIAL	5,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	12,200,000
0.55.1.1.2.7.04	BOLETOS TIMBRES	1,100,000
0.55.1.1.2.7.06	DECLARACION-TIMBRES	9,200,000
0.55.1.1.2.7.07	LLAMADAS TELEFONICAS Y CABLES	16,800,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	10,120,000
0.55.1.1.2.8.01	MERCADOS PARTICULARES	20,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	9,100,000
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	500,000
0.55.1.1.2.8.20	EMPRESAS DE SEGURO	500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	806,176,691
0.55.1.2.1.0.00	RENTA DE ACTIVOS	43,563,300

0.55.1.2.1.1.00	ARRENDAMIENTOS	5,580,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	5,580,000
0.55.1.2.1.2.00	EXPLORACION Y EXPLOTACION	865,300
0.55.1.2.1.2.02	EXPLOTACION DE MINAS Y CANTERAS	865,300
0.55.1.2.1.3.00	INGRESO POR VENTA DE BIENES	20,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	20,000
0.55.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	37,098,000
0.55.1.2.1.4.04	CORREOS Y TELEGRAFOS	8,098,000
0.55.1.2.1.4.18	SER. PUB. AREA DEL CANAL	29,000,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	211,938,279
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	205,138,279
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	34,300,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	128,252,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELECTRICAS	38,362,549
0.55.1.2.2.1.05	DIVIDENDOS AITSA	4,223,730
0.55.1.2.2.5.00	ACUÑACION DE MONEDAS	6,800,000
0.55.1.2.2.5.01	SEÑOREAJE	6,800,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,951,900
0.55.1.2.3.2.00	ENTIDADES DESCENTRALIZADAS	1,910,400
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,236,700
0.55.1.2.3.2.15	A.R.I.	39,500
0.55.1.2.3.2.16	CLICAC	4,600
0.55.1.2.3.2.17	REGISTRO PUBLICO	32,300
0.55.1.2.3.2.20	I.F.A.R.H.U.	42,800
0.55.1.2.3.2.21	DEFENSORIA DEL PUEBLO	20,000
0.55.1.2.3.2.22	ENTE REGULADOR	15,700
0.55.1.2.3.2.25	I.D.I.A.P.	33,100
0.55.1.2.3.2.30	I.N.A.C.	60,000
0.55.1.2.3.2.35	I.N.D.E.	53,700
0.55.1.2.3.2.37	I.N.A.F.O.R.P	30,700
0.55.1.2.3.2.38	A.N.A.M.	38,100
0.55.1.2.3.2.40	I.P.H.E.	49,000
0.55.1.2.3.2.42	I.P.A.C.O.O.P	10,100
0.55.1.2.3.2.45	I.P.A.T.	92,300
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMA	77,100
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLOGICA	44,100
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMERICAS	30,600
0.55.1.2.3.3.00	EMPRESAS PUBLICAS	738,000
0.55.1.2.3.3.04	AUTORIDAD MARITIMA	84,000
0.55.1.2.3.3.08	BINGOS NACIONALES	47,200
0.55.1.2.3.3.38	AUTORIDAD AERONAUTICA CIVIL	81,500
0.55.1.2.3.3.66	IDAAN	193,400
0.55.1.2.3.3.70	IMA	42,400
0.55.1.2.3.3.78	ETESA	140,300
0.55.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICENCIA	99,200
0.55.1.2.3.3.96	ZONA LIBRE DE COLON	48,000

0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	508,900
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	40,000
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	113,600
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	61,900
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMA	183,300
0.55.1.2.3.4.60	CAJA DE AHORROS	75,000
0.55.1.2.3.4.80	COMISION NACIONAL DE VALORES	2,900
0.55.1.2.3.4.90	I.S.A.	30,200
0.55.1.2.3.6.00	MUNICIPIOS	360,000
0.55.1.2.3.6.16	COLON	55,000
0.55.1.2.3.6.20	MUNICIPIO DE CHANGUINOLA	21,000
0.55.1.2.3.6.30	DAVID	33,000
0.55.1.2.3.6.75	LA CHORRERA	16,000
0.55.1.2.3.6.76	PANAMA	200,000
0.55.1.2.3.6.78	SAN MIGUELITO	35,000
0.55.1.2.3.7.00	SECTOR PRIVADO	218,100
0.55.1.2.3.7.05	TRANSMISION DE DATOS	111,900
0.55.1.2.3.7.15	A.R.I.	68,200
0.55.1.2.3.7.16	CLICAC	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	INDE	2,000
0.55.1.2.3.7.37	INAFORP	1,000
0.55.1.2.3.7.38	A.N.A.M.	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	IPAT	22,000
0.55.1.2.3.8.00	EMPRESAS PUBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARITIMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONAUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.32	LOTERIA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLON	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	229,868,000
0.55.1.2.4.1.00	DERECHOS	189,368,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	154,418,000
0.55.1.2.4.1.04	CONCESION DE FERROCARRIL	250,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARON	100,000
0.55.1.2.4.1.35	PEAJE POR USO DE AUTOPISTA	3,500,000

0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	100,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	31,000,000
0.55.1.2.4.2.00	TASAS	40,500,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETIN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,100,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANONIMAS	38,000,000
0.55.1.2.4.2.22	AUTENTIFICACION DE FIRMAS	200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	1,000,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	176,200
0.55.1.2.5.0.01	TASA DE VALORIZACION	176,200
0.55.1.2.6.0.00	INGRESOS VARIOS	35,285,412
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	4,000,000
0.55.1.2.6.0.03	DEPOSITOS CADUCADOS	3,000,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	28,285,412
0.55.1.2.7.0.00	APORTE AL FISCO	281,393,600
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	34,938,400
0.55.1.2.7.2.10	IPAT	3,545,000
0.55.1.2.7.2.95	REGISTRO PUBLICO	12,586,900
0.55.1.2.7.2.98	AUTORIDAD DE LA REGION INTEROCEANICA	18,806,500
0.55.1.2.7.3.00	EMPRESAS PUBLICAS	129,713,500
0.55.1.2.7.3.02	AUTORIDAD DEL TRANSITO	7,298,000
0.55.1.2.7.3.03	AUTORIDAD MARITIMA DE PANAMA	47,879,500
0.55.1.2.7.3.04	ETESA	6,200,000
0.55.1.2.7.3.05	BINGOS	23,600
0.55.1.2.7.3.06	LOTERIA NACIONAL DE BENEFICENCIA	63,991,800
0.55.1.2.7.3.96	ZONA LIBRE DE COLON	4,320,600
0.55.1.2.7.4.00	INTERMEDIARIOS FINANCIEROS	116,741,700
0.55.1.2.7.4.30	BANCO HIPOTECARIO	1,741,700
0.55.1.2.7.4.45	BANCO NACIONAL	115,000,000
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	102,033,000
0.55.1.3.2.0.00	INT. Y COMISIONES GANADOS	102,033,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	102,033,000
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUC.	70,000,000
0.55.1.3.2.4.46	OTROS FONDO FIDUCIARIO	20,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	12,033,000
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	43,951,200
0.55.1.5.1.0.00	RENTA DE ACTIVOS	12,934,137
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,311,217
0.55.1.5.1.3.01	PRODUCTOS AGRICOLAS	772,725
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANIA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MEDICOS Y FARMACEUTICOS	275,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	10,452,920

0.55.1.5.1.4.04	MEDIOS DE COMUNICACION	73,300
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	190,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGIÁ	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORIA	9,900,000
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	199,620
0.55.1.5.1.5.00	ING. POR ESPECTACULOS PUBLICOS	70,000
0.55.1.5.1.5.06	ESPECTACULOS PUBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	18,865,611
0.55.1.5.4.1.00	DERECHOS	8,154,511
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.32	SERVICIOS VETERINARIOS	296,127
0.55.1.5.4.1.33	SERVICIOS DE GUARDERIA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	555,376
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	82,100
0.55.1.5.4.1.45	PASAPORTE	2,190,000
0.55.1.5.4.1.46	MIGRACION	4,472,400
0.55.1.5.4.2.00	TASAS	10,711,100
0.55.1.5.4.2.15	INSPECCION Y AVALUO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICION DE DOCUMENTO	450,000
0.55.1.5.4.2.23	EXPEDICION DE CARNETS	200,000
0.55.1.5.4.2.27	CERTIFICACION DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARITIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FISICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	3,313,713
0.55.1.5.4.2.98	FONDO DE ADMON. HOSPITALES	5,601,887
0.55.1.5.6.0.00	INGRESOS VARIOS	12,151,452
0.55.1.5.6.0.05	FONDO JUDICIAL	60,000
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	12,091,452
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,031,350,926
0.55.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	132,932,600
0.55.2.1.1.0.00	VENTA DE ACTIVOS	20,000,000
0.55.2.1.1.1.00	VENTA DE INMUEBLES	20,000,000
0.55.2.1.1.1.05	TERRENOS	20,000,000
0.55.2.1.3.0.00	RECUPERACION DE PRESTAMOS	14,732,600
0.55.2.1.3.0.46	REEMBOLSO ZLC	4,808,200
0.55.2.1.3.0.50	RECUPERACIONES MICI PEQUENA EMPRESA	40,000
0.55.2.1.3.0.52	REEMBOLSO IDAAN (AID)	1,000,000
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	956,000
0.55.2.1.3.0.55	AUTORIDAD MARITIMA	3,450,900
0.55.2.1.3.0.56	FONDHABI-MIVI	2,189,800
0.55.2.1.3.0.57	BHN	730,000

0.55.2.1.3.0.58	IMA	21,300
0.55.2.1.3.1.00	GOBIERNO CENTRAL	1,536,400
0.55.2.1.3.1.61	RECUPERACION DE TITULOS PRESTACIONALES	1,536,400
0.55.2.1.4.0.00	RECUPERACION DE COLOCACIONES	98,200,000
0.55.2.1.4.8.00	RECUPERACION DE COLOCACIONES	98,200,000
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	98,200,000
0.55.2.2.0.0.00	RECURSOS DEL CREDITO	866,759,726
0.55.2.2.1.0.00	CREDITO INTERNO	267,946,000
0.55.2.2.1.1.00	BONOS	263,998,000
0.55.2.2.1.1.47	BONOS INTERNOS	250,000,000
0.55.2.2.1.1.48	BONOS -BNP/MOP	13,998,000
0.55.2.2.1.3.00	LETRAS DEL TESORO	1,000,000
0.55.2.2.1.3.01	LETRAS DEL TESORO	1,000,000
0.55.2.2.1.4.00	PRESTAMOS	2,948,000
0.55.2.2.1.4.02	BANCO NACIONAL - PROINLO	1,423,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSION	1,525,000
0.55.2.2.2.0.00	CREDITO EXTERNO	598,813,726
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	61,262,200
0.55.2.2.2.1.14	CORPORACION ANDINA DE FOMENTO	1,000,000
0.55.2.2.2.1.16	MINISTERIO PUBLICO - BID 1099	933,600
0.55.2.2.2.1.17	FIS-BANCO MUNDIAL 4191	4,500,000
0.55.2.2.2.1.21	BID MEF BOCAS DEL TORO	1,571,900
0.55.2.2.2.1.23	PN - 0056 BID MEF	654,400
0.55.2.2.2.1.24	PRONAT MEF BID	900,000
0.55.2.2.2.1.25	BIRF UTPP MEF	1,000,000
0.55.2.2.2.1.50	MEF - BID DES. SOSTENIDO DE DARIEN	9,600,000
0.55.2.2.2.1.52	BID-MITRADEL 1403	3,040,900
0.55.2.2.2.1.60	BID-MEF 0030 PN	1,610,900
0.55.2.2.2.1.62	BID-769-OC-PN-MOP	5,463,100
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	1,658,640
0.55.2.2.2.1.68	BID 1350 SALUD P/N	2,207,000
0.55.2.2.2.1.70	BIRF-MOP / 3686 PAN	675,700
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	1,755,200
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	6,620,200
0.55.2.2.2.1.79	BIRF 7045 MEF	4,293,400
0.55.2.2.2.1.81	BID-MEF PN 0145	600,000
0.55.2.2.2.1.87	FIDA 331 - FES	6,152,700
0.55.2.2.2.1.90	BID 949 MIVI	1,525,000
0.55.2.2.2.1.91	FIDA-MIDA-385-466	1,000,000
0.55.2.2.2.1.92	BIRF 4375 SALUD	871,400
0.55.2.2.2.1.93	BIRF-MINEDUC 7032-PA	2,128,160
0.55.2.2.2.1.98	BID 1099 OC PN ORGANO JUDICIAL	1,500,000
0.55.2.2.2.4.00	CONVENIOS CON GOBIERNOS EXTRANJERO	5,500,000
0.55.2.2.2.4.06	GOBIERNO DE KOREA-MINSA	2,000,000
0.55.2.2.2.4.07	GOBIERNO DE TAIWAN-FIS	3,500,000
0.55.2.2.2.5.00	BONOS EXTERNOS	532,051,526

0.55.2.2.2.5.10	BONOS EXTERNOS 2003	532,051,526
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	31,658,600
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	31,658,600
0.55.2.3.2.2.00	INSTITUCIONES DESCENTRALIZADAS	2,049,600
0.55.2.3.2.2.01	ARI	2,049,600
0.55.2.3.2.8.00	SECTOR EXTERNO	29,609,000
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	27,794,000
0.55.2.3.2.8.78	PNUD-MEF	295,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000

CAPITULO III

0.01 ASAMBLEA LEGISLATIVA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Continuar con el Programa de Modernización de la Asamblea Legislativa, a fin de mejorar la productividad y eficiencia en las tareas y proyectos aprobados.

Contribuir a que la sociedad panameña se beneficie con la pronta aprobación de leyes de carácter social y económico, enmarcados dentro de las políticas públicas.

Profundizar e implementar mecanismos de control que nos permitan optimizar el uso de los recursos materiales y de insumos, para una eficiente operación de la Institución.

Equipar y modernizar la Asamblea Legislativa.

Unificar todas las áreas administrativas de la Institución.

METAS:

Desarrollar debates abierto con todas las partes interesadas, con grupos representativos de la Sociedad Civil y especialistas de cada sector para propiciar un intercambio de información.

Lograr el Quórum Reglamentario en la asistencia de los Honorable Legisladores a sesiones ordinarias, extraordinarias y de comisiones.

Mejorar el sistema de televisión parlamentaria a fin de ofrecer un servicio óptimo a todos nuestros usuarios.

Fortalecer los controles internos para garantizar la transparencia en los procesos administrativos.

Mejorar la infraestructura del edificio principal.

Remodelación, equipamiento y modernización de la imprenta.

POLITICAS INSTITUCIONALES:

Fortalecer el trabajo de la Dirección de Medios para mejorar la imagen de la Institución, fomentando las actividades de divulgación a fin de que la comunidad conozca mejor el ordenamiento jurídico vigente y la labor que realiza la Asamblea Legislativa en beneficio del país.

Incrementar las actividades de la Dirección de Participación Ciudadana con miras a lograr una mayor aportación de la sociedad civil.

Mejorar la calidad del recurso humano de la Institución mediante la capacitación y actualización permanente en las diferentes áreas de trabajo.

Ampliar la cobertura de servicios a los usuarios de nuestra Institución y perfeccionar el contenido de la página WEB, para que el usuario tenga un acceso rápido y eficiente a la información legislativa.

ARTICULO 8. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos de la ASAMBLEA LEGISLATIVA para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		39,612,523
Transferencias Corrientes y subsidios		4,222,577
Subsidios	2,325,900	
Transferencias Corrientes	1,896,677	
TOTAL DE GASTOS DE FUNCIONAMIENTO		43,835,100
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Programa de Modernización		1,175,000
Construcción y Remodelación		375,000
TOTAL DE GASTOS DE INVERSION		1,550,000
TOTAL DE PRESUPUESTO DE GASTOS		45,385,100

CAPITULO IV

0.02 CONTRALORIA GENERAL DE LA REPUBLICA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Luchar contra la corrupción y proyectar la transparencia en la gestión gubernamental. Generar una mayor demanda de información en lo relativo al funcionamiento de las entidades y programas gubernamentales.

Continuar con el proceso de modernización y desarrollo integral de la CGR, fortaleciendo las áreas estratégicas de la organización, no sólo desde el punto de vista de la fiscalización y control de fondos del Estado, sino reorganizando los sistemas y reorientando los recursos para mejorar la calidad de los servicios que presta el Estado a la ciudadanía en el marco de un uso eficiente y transparente de los recursos.

Continuar con la implementación del Sistema Electrónico de Contrataciones Públicas, e-Compras, con el objetivo de automatizar y hacer más eficientes las operaciones y procesos que intervienen en la contratación gubernamental, a tráves del internet.

Mejorar la capacidad de gestión del sector público a través del fortalecimiento de la función fiscalizadora por medio del uso y la disponibilidad de recursos tecnológicos que brinden la información necesaria, fortaleciendo el desarrollo y puesta en marcha del proyecto e-fiscaliza.

Mejorar la información estadística y cartográfica producida por la institución, además de metodologías y tecnologías utilizadas para la colección y procesamiento de datos censales, mediante el desarrollo y fortalecimiento del Sistema de Información GeoEstadístico de Panamá (SIGEP).

METAS:

Incorporar en las entidades del Sector Público, mecanismos de control apoyados en una base tecnológica de información.

Desarrollar y ejecutar los Programas de Auditoria a los Estados Financieros del Sector Público.

Incorporar el control y registro de inventario, el diseño y desarrollo de una base de datos que registrará la información de los bienes en forma inmediata a su adquisición y permitirá su identificación y seguimiento por parte de la

Contraloría General.

Formar un equipo especializado para la creación de nuevos servicios de la institución que permitirán el acceso y aprovechamiento de los recursos del país para la toma de mejores decisiones a todo nivel, tanto en el sector público como privado (Proyecto ARPI).

POLITICAS INSTITUCIONALES:

Definir un programa de modernización, tendiente a incrementar los niveles de eficiencia y eficacia de esta entidad en la atención de sus actividades fundamentales, considerando para ello la incorporación de herramientas de tecnología de la información y de las comunicaciones.

Economía y transparencia en el manejo de fondos públicos y énfasis en el control preventivo.

Modernización del Sistema de Información Estadística para mejorar la oportunidad y suficiencia de la información.

Aprovechamiento y formación del recurso humano institucional en los aspectos de gestión pública.

ARTICULO 9. *Para el cumplimiento de los objetivos y de las políticas descritas anteriormente* apruébase el presupuesto de gastos de la CONTRALORIA GENERAL DE LA REPUBLICA para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		34,032,105
Transferencias Corrientes y subsidios		3,183,095
Subsidios		
Transferencias Corrientes	3,183,095	
TOTAL DE GASTOS DE FUNCIONAMIENTO		37,215,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Modernización Tecnológica Fiscalizadora		2,978,500
TOTAL DE GASTOS DE INVERSION		2,978,500
TOTAL DE PRESUPUESTO DE GASTOS		40,193,700

CAPITULO V

ORGANO EJECUTIVO

0.03 MINISTERIO DE LA PRESIDENCIA

OBJETIVOS , METAS Y POLITICAS PARA 2004

OBJETIVOS:

Coordinar las funciones de todos los Ministerios y ser el Órgano de comunicación de la Presidenta de la República y del Consejo de Gabinete con los demás Órganos del Estado, Ministerios, Entidades Descentralizadas y particulares en general.

Programar, coordinar, ejecutar y apoyar de manera sistemática, las diversas actividades que desarrolla este Ministerio en el proceso gradual de modernización y crecimiento económico con equidad social, el cual debe sustentarse en el equilibrio ecológico y en el respeto de la diversidad étnica y cultural, fortaleciendo la plena participación ciudadana en este proceso.

METAS:

Conceder el adecuado contexto cívico y patriótico en las actividades conmemorativas del 485 aniversario de la Fundación de la Ciudad de Panamá y 90 aniversario de la inauguración del Canal de Panamá.

Lograr un mayor rendimiento de los recursos aprobados, aplicándolos de manera eficiente y directa a las enormes necesidades del pueblo panameño, a efecto de que el mayor número de personas mejoren sus condiciones y calidad de vida, a través de los programas de carácter social que promueve el Fondo de Inversión Social (F.I.S.)

Así mismo el Despacho de la Primera Dama, tiene como meta erradicar las patologías sociales como son: el consumo de drogas, la violencia intra familiar, el embarazo precoz, deserción escolar, trabajo infantil entre otras; promover la inclusión de la sociedad de los grupos más vulnerables del país, fomentar la participación ciudadana y ampliar los derechos humanos y sociales.

Fortalecer la actividad científica, tecnológica e innovadora como factores principales para el desarrollo de la productividad y continuar con la modernización de la Administración Pública, promoviendo y ejecutando los programas de desburocratización y simplificación de trámites.

Igualmente, implementar la agenda social de los asuntos y los problemas de las comarcas indígenas promoviendo una política social hacia y con los pueblos indígenas para reducir la pobreza y en particular, la pobreza extrema la cual se ubica primordialmente en las áreas indígenas de nuestro país.

POLITICAS INSTITUCIONALES:

Colaborar con la gestión gubernamental y misiones que le asigna el Ejecutivo.

Como parte integral de la Coordinación de las actividades del 485 aniversario de la Fundación de la Ciudad de Panamá y 90 aniversario de la inaguración del Canal de Panamá, se preveé contar con los recursos necesarios para cumplir con la programación establecida, a fin de involucrar a la empresa privada, atraer a los turistas y dar a conocer mundialmente a nuestro país, lo que redundará en beneficio para todo el pueblo panameño.

Promulgar leyes que vayan en beneficio de las clases más necesitadas.

Orientar la labor divulgativa del Estado en los diferentes estamentos de Relaciones Públicas del Gobierno Nacional.

Divulgar la gestión del Gobierno para mantener informada a la ciudadanía de todos los planes, programas y proyectos ejecutados por el mismo.

Informar a la población sobre la gestión de Gobierno y el conocimiento de los problemas nacionales, a través de las instalaciones de radiodifusión de propiedad del Estado.

Seguir la implementación del Sistema de Carrera Administrativa, mediante el desarrollo de las áreas temáticas que señala la Ley, según necesidades y prioridades institucionales, luego de las revisiones y reestructuraciones necesarias a las acreditaciones hechas. Incorporando de esa manera a todos los funcionarios públicos, excluyendo únicamente a los que están adscritos a leyes especiales.

Publicar Leyes, Decretos, Decretos Leyes, Decretos de Gabinete, Decretos Ejecutivos, Resoluciones Ejecutivas, Contratos, Acuerdos Municipales, Fallos de la Corte, etc.

Lograr una producción de inteligencia confiable, objetiva y oportuna frente a los factores perturbadores del orden público y la seguridad nacional en observancia de la Constitución Política y demás leyes nacionales.

Impulsar el Desarrollo de la Ciencia, la Tecnología y la Innovación en el país.

Fomentar actividades de investigación y desarrollo, para mejorar la competitividad de los sectores productivos, elevando así la calidad de vida de la sociedad panameña.

Ejecutar Programas de interés social, destinados a dar respuesta inmediata a las urgentes necesidades básicas de la población, mejorando la calidad de vida y promoviendo mejores alternativas para la generación de los ingresos de la población en situación de pobreza extrema, a través del Fondo de Inversión Social y el Despacho de la Primera Dama.

Contribuir con acciones de asistencia social al bienestar individual y colectivo de las de las familias.

Reforzar el programa "Conoce tu Canal" resaltando la importancia del funcionamiento.

Servir como centro de coordinación a cualquier situación de crisis o emergencia nacional en asuntos de seguridad y orden público.

Realizar funciones especificas de Guardia Presidencial manteniendo la seguridad personal de la Señora Presidenta y su familia en todas las circunstancias y demás personas que laboren en las instalaciones del Palacio Presidencial y sus alrededores, Vicepresidentes, Ministros, Viceministros; proveer escolta y seguridad a altos dignatarios e invitados especiales y otras personalidades que determine la Presidenta de la República.

Colaborar con grupos indígenas de la Provincia de Darién en el desarrollo social y cultural, a través del Programa de Desarrollo del Darién.

Simplificar los trámites burocráticos, aplicando procesos de administración moderna.

ARTICULO 10. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		40,305,000
Transferencias Corrientes y subsidios		4,165,100
Subsidios		
Transferencias Corrientes	4,165,100	
TOTAL DE GASTOS DE FUNCIONAMIENTO		44,470,100

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Ciencia y Tecnología	5,687,000
Electrificación Rural	3,816,300
Fondo de Inversión Social	49,683,100
Prog. Despacho Presidente (Colón)	1,000,000
Prog. de Desarrollo del Atlántico	225,000
Asuntos Comunitarios Desp. Primera Dama	1,218,300

Mejoras de Instalaciones y Equipamiento	3,885,000
TOTAL DE GASTOS DE INVERSION	65,514,700
TOTAL DE PRESUPUESTO DE GASTOS	109,984,800

CAPITULO VI

0.04 MINISTERIO DE GOBIERNO Y JUSTICIA

OBJETIVOS Y POLITICAS PARA 2004

OBJETIVOS:

COORDINACION E INFORMACION PARA LA LUCHA ANTIDROGAS.
Mantener e intercambiar información a nivel nacional e internacional sobre sujetos, embarcaciones, naves, aeronaves y bienes de narcotraficantes y poner a disposición de las Instituciones Gubernamentales dichos bienes para la realización de acciones de lucha antinarcotrafico.

SERVICIO PENITENCIARIO DE REHABILITACION. Mejorar las condiciones de estadía y rehabilitación de los internos y controlar las evasiones y amotinamientos; recolectar y analizar hechos delictivos que se suscitan en Panamá a fin de formular y ejecutar políticas de prevención y decrecimiento de la criminalidad.
Desarrollar acciones tendientes a mejorar e incrementar las estructuras físicas de los centros penales, así como de los equipos e instalaciones que atienden a la población penal.

FORTALECIMIENTO INSTITUCIONAL DE LOS GOBIERNOS LOCALES.
Brindar asesoramiento directo con miras al desarrollo integral y auto sostenible de los servicios que prestan los Municipios, a fin de elevar la calidad, cantidad y eficiencia en la prestación de los mismos, por medio de la realización de seminarios y actividades de asesoría directa.

Velar que las autoridades municipales, cumplan con la Constitución Nacional, las leyes ordenes y decretos emitidos por el Órgano Ejecutivo, garantizando así la existencia y desarrollo de los Municipios en la aplicación de la justicia administrativa y la penal básica.

POLITICA INDIGENISTA. Promover el desarrollo integral de la población indígena del país y procurar su participación en los programas que ejecuta el Gobierno Nacional. Capacitar a comisionados, promotores indígenas, atender casos limítrofes de comarcas y reservas indígenas ante la Comisión Nacional de Limites Administrativos.

SERVICIO DE MIGRACION, PASAPORTES Y ATENCION A REFUGIADOS.

Controlar y tramitar todas las solicitudes de los extranjeros que deseen entrar al territorio Nacional como inmigrantes siempre que llenen los requisitos legales, controlar la expedición de pasaportes en todo el territorio nacional y el extranjero a través de las Misiones diplomáticas y consulares, asesorar y recomendar políticas a seguir sobre la problemática de los refugiados en la aplicación y ejecución de la convención y el protocolo.

SERVICIOS POSTALES TELEGRAFICOS. Administrar y desarrollar los servicios postales a nivel nacional e internacional y los servicios telegráficos, siguiendo la política de la institución, basada en los lineamientos emanados del Gobierno Central de las recomendaciones efectuadas por los organismos internacionales rectores del servicio postal.

TRATADO DE ASISTENCIA LEGAL MUTUA. Proveer asistencia mutua en la investigación, enjuiciamiento y supresión de delitos y en los procedimientos relacionados con la presentación de pruebas ante cualquier tribunal.

SEGURIDAD PUBLICA. Coordinar y supervisar cada una de las funciones, programas operativos y procedimientos que desarrollan los distintos servicios de seguridad pública sobre la base de las políticas establecidas sobre la materia.

SERVICIOS DE BOMBEROS. Brindar en forma permanente apoyo y/o auxilio a la ciudadanía en casos de incendios, urgencias o calamidades públicas y tomar medidas de prevención.

SISTEMA DE PROTECCIÓN CIVIL. Ejecutar medidas, disposiciones y ordenes tendientes a evitar, anular o disminuir los efectos que la acción del hombre o la naturaleza puedan provocar sobre las vidas y bienes del conglomerado social.

POLICIA NACIONAL. Salvaguardar la vida, honra, bienes y demás derechos y libertades de quienes se encuentran bajo la jurisdicción del Estado; preservar el orden público interno, mantener la paz y la seguridad de los habitantes, prevenir la comisión de hechos delictivos, incrementar la vigilancia policial en el área canalera por la reversión de tierras e instalaciones.

SERVICIO AEREO NACIONAL. Apoyar los planes del Gobierno, mediante el servicio de transporte a funcionarios de las Instituciones Publicas (Salud, Educación, Desarrollo Agropecuario, etc.) en áreas de difícil acceso.

SERVICIO MARITIMO NACIONAL. Velar por el cumplimiento de las leyes marítimas de la República en nuestras aguas jurisdiccionales y en aguas internacionales de acuerdo a los convenios vigentes.

GOBERNACIONES. Representar política y administrativamente al Órgano Ejecutivo en las Provincias.

METAS:

La Dirección de Pasaportes tiene programado emitir 46,903 pasaportes a nivel Nacional.

La Dirección de Correos y Telégrafos tiene las siguientes metas: Envio de 18,723,632 correspondencias (expedidos), 8,172 encomiendas postales (expedidas-tránsito), 245,852 giros postales, 296,756 giros telegráficos, realizar 49,659 conferencias telefónicas transmitidas , la tramitación de 19,998 telegramas tramitados y el alquiler de 79,770 apartados.

La Dirección Nacional de Migración y Naturalización tiene como meta expedir 17,921 carnet de identificación de extranjeros, 13,534 permisos de regreso múltiple y 24,596 tramites diversos.

ARTICULO 11. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO Y JUSTICIA para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		169,473,600
Transferencias Corrientes y subsidios		47,275,900
Subsidios	5,685,000	
Transferencias Corrientes	41,590,900	
TOTAL DE GASTOS DE FUNCIONAMIENTO		216,749,500
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Seguridad Pública		1,700,000
Construccion,Mej. y Estudios a Infrae.		500,000
Transferencias de Capital		115,000
TOTAL DE GASTOS DE INVERSION		2,315,000
TOTAL DE PRESUPUESTO DE GASTOS		219,064,500

CAPITULO VII

0.05 MINISTERIO DE RELACIONES EXTERIORES

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Afianzar la soberanía nacional.

Garantizar la paz a través de la Cooperación Internacional para asegurar el respeto por el sistema democrático, los derechos humanos y el Derecho Internacional.

Fomentar vínculos internacionales eficientes para promover el desarrollo humano sostenible.

Promoción de Panamá como Centro Sede y Sub Sede de Organismos Internacionales.

Participación del país en Organismos Multilaterales de Cooperación.

Desarrollo del país en las Relaciones Bilaterales y Multilaterales.

Fortalecimiento de las Relaciones Internacionales con todas las naciones del mundo.

Promoción de la Cooperación Internacional.

METAS:

Asegurar el cumplimiento de las obligaciones internacionales que emanan de nuestra condición de Estado soberano y miembro de la comunidad de naciones.

Participar activamente en la introducción y aplicación de mecanismos internacionales que garanticen el respecto por el sistema democrático, los derechos humanos y los Derechos Internacionales.

Participar activamente en la búsqueda de soluciones que tiendan la inseguridad y el desasosiego en nuestro territorio y en nuestra región.

Estimular y facilitar la inversión privada en renglones como el turismo, la ecología la investigación y sobre todo las actividades complementarias al tránsito de buques por la vía acuática.

Diseñar una política de integración económica sustentada en la intensificación de vínculos comerciales económicos con Centro América y la adhesión de nuestro país al Area de las América (ALCA).

Apoyar activamente la ejecución del Plan Puebla - Panamá.

POLITICAS INSTITUCIONALES.

Mejorar los niveles de coordinación a lo interno del Ministerio y con otras dependencias del poder Ejecutivo y demás Organos del Estado y las entidades descentralizadas.

Impulsar la profesionalización del personal del Ministerio de Realciones a través de su evaluación y permanente capacitación.

Matener canales fluidos de comunicación y cooperación con el cuerpo diplomático acreditado en Panamá, la empresa privada, los sectores profesionales, la sociedad civil y los medios de comunicaciones.

Desarrollar una activa política de información y divulgación de las gestiones que se llevan a cabo en el Ministerio.

Impulsar la presencia de Panamá en los principales foros internacionales, incluyendo la ONU, la OEA y otras organizaciones multilaterales, regionales y bilaterales.

Apoyar las gestiones que se llevan a cabo a nivel internacional, para impulsar la paz, el sistema democrático de gobierno, los derechos humanos y la justicia.

Reforzar y establecer relaciones diplomáticas con todos los Estados que compartan los principios y valores de la comunidad internacional.

Mantener a los Despachos Superiores y las demás dependencias del Poder Ejecutivo debidamente informados acerca de los acontecimientos internacionales que tengan relevancia para Panamá.

ARTICULO 12. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		35,678,800
Transferencias Corrientes y subsidios		2,157,300
Subsidios		
Transferencias Corrientes	2,157,300	
TOTAL DE GASTOS DE FUNCIONAMIENTO		37,836,100

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Restauración y Remodelación	500,000
TOTAL DE GASTOS DE INVERSION	500,000
TOTAL DE PRESUPUESTO DE GASTOS	38,336,100

CAPITULO VIII

0.07 MINISTERIO DE EDUCACIÓN

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Garantizar la formación del ser humano para el trabajo productivo digno, en beneficio individual y social.

Contribuir a la formación, capacitación y perfeccionamiento de la persona como recurso humano, con la perspectiva de educación permanente, para que participe eficazmente en el desarrollo social, económico, político y cultural de la nación y reconozca y analice críticamente los cambios y tendencias del mundo actual.

Contribuir al desarrollo integral del individuo con énfasis en la capacidad crítica, reflexiva y creadora, para tomar decisiones con una clara concepción filosófica y científica del mundo y de la sociedad, con elevado sentido de solidaridad humana.

Fomentar el desarrollo, conocimiento, habilidades, actitudes y hábitos para la investigación y la innovación científica y tecnológica, como base para el progreso de la sociedad y el mejoramiento de la calidad de vida.

Consolidar la formación cívica para el ejercicio responsable de los derechos y deberes cuidadanos, fundamentada en el conocimiento de la historia, los problemas de la patria y los más elevados valores nacionales y mundiales.

METAS:

MEJORAMIENTO DE LA CALIDAD DE LA EDUCACION
Fortalecer la educación básica general a través de la utilización del nuevo currículum.

Elaborar los planes y programas de estudio de diez (10) nuevas modalidades educativas para la educación media académica y prcfesional y técnica.

Capacitar a 28,100 docentes de las diferentes modalidades de todos los niveles educativos en las trece regiones escolares.

PROFUNDIZACION DE LA DEMOCRACIA DE LA EDUCACION
Ampliar la cobertura de la Educación Básica y Educación Media en aproximadamente 13,590 estudiantes y atender los requerimientos de la Transformación Curricular.

Distribuir útiles escolares a 440,300 estudiantes de prescolar y primaria.

Alfabetizar 10,000 jóvenes y adultos mediante la campaña nacional "LEYENDO EN EL NUEVO MILENIO".

FORTALECIMIENTO INSTITUCIONAL
Fortalecer las trece (13) direcciones regionales de educación, ofreciendo mayor autonomía en el manejo de los recursos para gastos de operación.

Desarrollar nuevas aplicaciones informáticas para mejorar los procesos administrativos, de formulación y evaluación de los proyectos de infraestructura escolar y desarrollo educativo.

Beneficiar a 507,124 estudiantes a nivel nacional del nivel preescolar y primario de las escuelas oficiales con el programa de Nutrición Escolar.

Atender 388 madres animadoras, a través del programa Educación Inicial en el hogar (Madre a Madre).

Establecer 4 centros pilotos de Telebásica.

Distribuir 260,000 cuadernos de trabajo de español, matemáticas, ciencias naturales y ciencias sociales.

Capacitar a 200 docentes en el uso de textos y guías de Premedia.

Rehabilitar 181 escuelas primarias, dotarlas de mobiliario y equipo y efectuar mantenimiento preventivo para escuelas en áreas pobres.

POLITICAS INSTITUCIONALES:

Profundizar la democratización de la educación, mediante la generación de amplios espacios de participación en equidad.

Mejorar la calidad de la educación, haciéndola correspondiente con las demandas reales de la población panameña.

Impulsar el fortalecimiento institucional, ampliando significativamente la capacidad de atención de la demanda educativa en nuestra sociedad.

ARTICULO 13. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		334,274,800
Transferencias Corrientes y subsidios		195,474,400
Subsidios	162,153,000	
Transferencias Corrientes	33,321,400	
TOTAL DE GASTOS DE FUNCIONAMIENTO		529,749,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Nutrición Escolar		12,500,000
Mineduc-Banco Mundial		3,160,200
Construcciones y Reparaciones		10,731,000
Equipam. de Centros Educativos		1,082,000
Mineduc- BID Desarrollo Educat		2,323,300
Rehab. y Mant. de Centros Educ.		315,000
Transferencias de Capital		3,352,000
TOTAL DE GASTOS DE INVERSION		33,463,500
TOTAL DE PRESUPUESTO DE GASTOS		563,212,700

CAPITULO IX

0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Gestionar, divulgar y ejecutar las políticas que formule el gobierno nacional a través del Ministerio, en materia de industrias, comercios, seguros, financieras, maximizando el uso de recursos de hidrocarburos, comercio exterior, turismo, fuentes de cooperación técnica y las indicadas por las Normas.

Crear, promover y recomendar al Gobierno las estrategias nacionales y la concertación de Acuerdos, Tratados, Convenios Bilaterales, Multilaterales y Regionales sobre Comercio Exterior que fortalezcan los subsectores del Sector Industrial y Comercial, dirigidos a promover cambios tecnológicos y metodológicos en la producción y comercialización del banano, garantizar el suministro y distribución ininterrumpida en el país de los productos derivados del petróleo, mantener y fortalecer los canales de comunicación y coordinación con la Oficina Permanente de Panamá ante la OMC, para identificar la apertura y consolidación de nuevos mercados que faciliten el proceso de creación y formalización de nuevos negocios, la diversificación y promoción de las exportaciones nacionales y la captación de inversiones extranjeras.

Dotar a nuestros artesanos de los recursos necesarios para mejorar la calidad de su producción y asesorar a los productores para que logren un mejoramiento en la calidad del producto y promuevan su competividad en los mercados externos, lo que en su conjunto estimula la producción nacional y la inversión extranjera en el país impulsando el proceso de reconversión del Sector Industrial como alternativa de generación de empleo y crecimiento para el país.

METAS:

Continuar las negociaciones para la consecución de la Sede Permanente del ALCA, impulsar las concertaciones con los países centroamericanos dentro del marco de los Tratados de Libre Comercio, atender los compromisos del país como miembro de la OMC, evaluar la política comercial de Panamá como medio de verificar el nivel de cumplimiento de los acuerdos.

Promover la Ley 54 de Estabilidad Jurídica de las Inversiones, difundir la propuesta del Anteproyecto de Ley de Fomento a la Industria Nacional y de las Medidas de Normalización y Evaluación de conformidad con los TLC, en base a la realidad nacional y a la estructuración, implementación y funcionamiento de la unidad administrativa de los Tratados o Acuerdos Comerciales.

Promulgar Normas y Reglamentos Técnicos de Gestión del Medio Ambiente, Gestión de Calidad de Sistemas, Productos Alimenticios, Materiales de Construcción y Etiquetados (alimentos, ropa, productos en general y vajillas) y actualizar el Código de Recursos Minerales, en relación a las tendencias mundiales en materia de Inversiones, medio ambiente y participación comunitaria.

Instalar una red informática (Internet) para mejorar nuestra gestión de cooperación técnica internacional, agilizando los trámites de documentos de trabajo con el resto de las instituciones públicas, organismos internacionales, y el público en general, con miras a la recepción de solicitudes de Registros y Licencias Comerciales a través del Internet, para crear las condiciones de credibilidad necesarias para el desarrollo de firmas digitales.

Promover, nacional e internacionalmente, las ventajas que ofrece Panamá como un

Centro Internacional para el desarrollo del Comercio Electrónico, basados en la existencia del servicio del transporte multimodal, infraestructura de telecomunicaciones y el tecnoparque de la Ciudad del Saber.

Incrementar la participación de compradores y vendedores en el Mercado de Bienes, a través de la Bolsa de Productos; realizar la Gran Feria Nacional de Artesanías (centenario), mejorar las condiciones físicas de los mercados artesanales, crear la Biblioteca Artesanal para información y consultas sobre la materia, divulgar la Ley 27 de julio de 1997 sobre la Protección Artesanal, identificar las artesanías exportables para ampliar el acceso a los nuevos mercados.

POLITICAS INSTITUCIONALES:

Agilizar la tramitación de documentos para mejorar la eficiencia administrativa, conjuntamente con la aplicación de políticas y programas informativos en Internet y televisión.

Administrar eficientemente los incentivos de promoción a las exportaciones de productos nacionales con un alto valor agregado.

Informar a la sociedad civil y al sector productivo sobre el impacto en el entorno nacional de los cambios que se originan en el comercio internacional.

Fomentar la inversión privada dentro del Sector Minero y disminuir las actividades extractivas que deterioren el medio ambiente y afecten la calidad de vida del ecosistema.

Implementar normas técnicas para la producción del banano y orientar los programas de transformación agropecuaria que aseguren que la política bananera sea consistente con la sostenibilidad económica, social y ecológica de la actividad.

ARTICULO 14. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		10,033,845
Transferencias Corrientes y subsidios		8,512,600
Subsidios	5,720,400	
Transferencias Corrientes	2,792,200	
TOTAL DE GASTOS DE FUNCIONAMIENTO		18,546,445

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Desarrollo Comercial E Industrial	231,770
Transferencias de Capital	6,000,000
TOTAL DE GASTOS DE INVERSION	6,231,770
TOTAL DE PRESUPUESTO DE GASTOS	24,778,215

CAPITULO X

0.09 MINISTERIO DE OBRAS PUBLICAS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Contribuir a evitar las constantes inundaciones, mediante el mejoramiento de los drenajes de la Ciudad de Panamá.

Disminuir los costos de operación de vehículos y el tiempo de viaje de los usuarios, a través del mejoramiento y rehabilitación de la infraestructura vial existente y el mantenimiento rutinario en las vías que han sido rehabilitadas recientemente.

Disminuir los costos de transporte de los productos del sector primario provenientes de las áreas de producción localizadas en las distintas comunidades del interior de la República, así como los de los insumos que se transportan desde la Capital hacia el campo.

Disminuir los costos de operación de vehículos y el tiempo de viaje del usuario con la reducción del congestionamiento vial, a través del mejoramiento, rehabilitación y mantenimiento periódico de las calles y avenidas de la Ciudad de Panamá y el interior del país.

Proporcionar transitabilidad a los caminos cuyos puentes se encuentren en mal estado, que su capacidad sea inferior a la del camino o que no existan estructuras, con el fin de mejorar el tránsito vehicular.

METAS:

Continuar con los proyectos de construcción de la III etapa de canalización de la Quebrada La Gallinaza y la Quebrada Chanis en la Ciudad de Panamá.

Continuar con el proyecto de construcción de protección en los estribos y taludes del Río Sixaola, en la provincia de Bocas del Toro.

Continuar la ampliación de 85.2 Kms. de la Carretera Panamericana en los tramos de Divisa a Santiago y de Concepción a Paso Canoas y con la reposición de losas, construcción de hombros y de terceros carriles en 166 Kms. en los tramos de Santiago - El Pajal - Guabalá - Las Vueltas en David.

Continuar con la rehabilitación de aproximadamente 442 Kms. de caminos de producción a nivel nacional, ubicados en áreas altamente productivas.

Proporcionar mantenimiento rutinario de 156.9 Kms. de vías rehabilitadas en la provincia de Bocas del Toro y 101.5 Kms. de la Carretera Panamericana en los tramos de San Carlos-Aguadulce.

Proporcionar mantenimiento rutinario a 657 Kms. de caminos rehabilitados en los años 2000, 2001 y 2002 con el Programa de Rehabilitación Vial BID II.

Continuar con el agresivo programa de rehabilitación de las calles y avenidas de la Ciudad de Panamá y de los principales centros urbanos del interior.

Continuar la construcción de 4 pasos elevados peatonales iniciados en el año 2003, que proporcionarán seguridad a los peatones que transitan por esas vías.

Continuar con la construcción del Nuevo Puente sobre el Canal de Panamá, obra de gran magnitud que resolverá el congestionamiento vehicular que se produce a diario en el Puente de las Américas.

Continuar con la construcción de las autopistas conexas complementarias del Nuevo Puente sobre el Canal de Panamá.

POLITICAS INSTITUCIONALES:

Promover el Sistema de Valorización como un mecanismo más apropiado para la ejecución de obras.

Optimizar la eficiencia, mediante la sistematización de procedimientos electrónicos modernos.

ARTICULO 15. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE OBRAS PUBLICAS para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor
Gastos de Operación	17,762,200
Transferencias Corrientes y subsidios	1,712,400

Subsidios		
Transferencias Corrientes	1,712,400	
TOTAL DE GASTOS DE FUNCIONAMIENTO		19,474,600
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Mantenimiento y Rehabilitación Vial		88,356,600
Construcción y Rehabilitación Drenajes		550,800
Construcción Mejora de Calles y Avenidas		12,569,400
Construcción y Rehabilitación de Puentes		95,723,100
TOTAL DE GASTOS DE INVERSION		197,199,900
TOTAL DE PRESUPUESTO DE GASTOS		216,674,500

CAPITULO XI

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Fomentar y fortalecer las acciones tendientes a mejorar la seguridad alimentaria del país y la competitividad de los sistemas de producción.

Desarrollar acciones y propiciar la incorporación de medidas para el combate a la pobreza y fortalecer alianzas tendientes a potenciar el rol del MIDA y los Organismos, Entidades y Organizaciones que tratan el problema de la pobreza.

Fortalecer la institucionalidad para lograr mayor eficiencia y transparencia en el manejo de los programas y proyectos del MIDA y en los recursos administrativos y financieros.

Ajustar las políticas, planes, programas y proyectos al nuevo escenario de la visión y misión del Sector Agropecuario, incorporando elementos como la competitividad e institucionalidad pública y privada.

METAS:

Operar un Sistema de Extensión y Transferencia de Tecnología del MIDA acorde a las políticas establecidas, de forma amplia y eficiente, que garantice la adopción de nuevas tecnologías generadas en el campo de la investigación interna y externa debidamente validadas y en concordancia con los principios de la producción sostenible.

Gestionar financiamiento para la realización de estudios, diseños finales y ejecución de los proyectos en las áreas potencialmente productivas.

Concentrar esfuerzos institucionales en áreas de alta densidad de productores, con potencialidad para el desarrollo ganadero.

Transferir nuevas y mejores tecnologías de procesamiento a la micro, pequeña y medianas empresas agroindustriales.

Reactivar la industria camaronera, actualizando y fortaleciendo los conocimientos científicos y tecnológicos para alcanzar una producción sostenible.

Adecuar las políticas del Ministerio de Desarrollo Agropecuario en lo referente al establecimiento y operación de los controles fitosanitarios en los puestos cuarentenarios.

Incrementar los rendimientos de los principales rubros agrícolas y reducir los costos de producción.

Proporcionar al productor agropecuario la disponibilidad de agua subterránea para el desarrollo de sus actividades productivas en áreas deficitarias de aguas corrientes.

POLITICAS INSTITUCIONALES:

Consolidar y acelerar el proceso de modernización del Sector Agropecuario.

Fortalecer la capacidad técnica y operativa de la institución.

Continuar con la consulta permanente con el sector privado para facilitar y orientar las acciones que conduzcan a incrementar la gestión empresarial, competitividad y modernización del sistema productivo.

Elevar la eficacia, eficiencia y productividad de los recursos humanos, financieros y logísticos que a través de los programas y proyectos de inversión se canalizan al sector agropecuario.

ARTICULO 16. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor
Gastos de Operación	22,657,800

Transferencias Corrientes y subsidios		12,610,800
Subsidios	9,053,200	
Transferencias Corrientes	3,557,600	
TOTAL DE GASTOS DE FUNCIONAMIENTO		35,268,600
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Sanidad Agropecuaria		28,889,000
Desarrollo Rural Agropecuario		1,976,000
Mejoramiento de Productividad		20,000,000
Programa de Desarrollo Tecnológico		270,000
Reconver. y Transfor. Agropecuaria		20,000,000
Transferencias de Capital		6,605,500
TOTAL DE GASTOS DE INVERSION		77,740,500
TOTAL DE PRESUPUESTO DE GASTOS		113,009,100

CAPITULO XII

0.12 MINISTERIO DE SALUD

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Transformar y renovar la estrategia de la atención primaria.

Mejorar el acceso de los servicios de salud a nivel nacional.

Mejorar la gestión administrativa y gerencial de los hospitales y de la red primaria de atención.

METAS:

Fortalecer el rol rector del Ministerio de Salud.

Fortalecer el enfoque de salud preventiva y de promoción de la salud a través de la implementación de programas actualizados e innovadores de promoción que se desarrollen según el nivel de complejidad de la red de servicios sanitarios.

Aumentar la cobertura de los servicios de salud en áreas rurales pobres y de extrema pobreza.

Continuar con el programa de atención dirigido al tratamiento de tuberculosis, ETS/ VIH/SIDA.

Mantener vigente el programa de saneamiento ambiental y de vectores.

Fortalecer el Programa de Nutrición, a través del Plan de Alimentación Complementaria.

Establecer un Programa de Mantenimiento Predictivo y Preventivo en la red primaria de salud y los Hospitales Nacionales.

Mejorar la oportunidad de la atención quirúrgica y de las cirugías ambulatorias en los Policentros y Hospitales Nacionales.

POLITICAS INSTITUCIONALES:

Promover un Pacto Nacional por la Salud.

Contribuir al desarrollo sostenible, renovando la estrategia de atención prima.ia.

Perfeccionar el marco regulatorio en salud.

Universalizar y mejorar el acceso a los programas y servicios de salud.

Contribuir al mejoramiento del estado nutricional de la población.

Garantizar ambientes más sanos, mejorando los sistemas de vigilancia de la salud pública.

Promover la investigación y el desarrollo tecnológico.

Fortalecer la estrategia de Promoción de la Salud.

Modernizar la red pública de servicios de salud.

Mejorar el sistema de urgencia y control en situaciones de desastres.

Fomentar una cultura de mejoramiento continuo.

Reforzar el desarrollo de los recursos humanos en el sector salud.

Adecuar los sistemas y procesos de la gestión a criterios de eficiencia y transparencia.

Mejorar la eficiencia y efectividad financiera en la gestión de los servicios públicos de salud.

Consolidar un programa nacional de inversiones y cooperación técnica del sector.

ARTICULO 17. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		142,713,900
Transferencias Corrientes y subsidios		216,655,100
Subsidios	40,630,000	
Transferencias Corrientes	176,025,100	
TOTAL DE GASTOS DE FUNCIONAMIENTO		359,369,000
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Salud Ambiental		3,528,000
Salud Nutricional		2,700,000
Otros Proyectos de Inversión		16,000,000
Equipamiento de Inst. de Salud		15,000
Remodelacion y Const. de Instalaciones		15,415,600
Transferencias de Capital		40,187,500
TOTAL DE GASTOS DE INVERSION		77,846,100
TOTAL DE PRESUPUESTO DE GASTOS		437,215,100

CAPITULO XIII

0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Promover a través de una nueva cultura laboral el uso del mecanismo del diálogo y entre los diferentes interlocutores sociales (Estado, empleadores y concertación trabajadores), lo cual permitirá a las partes hacer sus relaciones más amistosas, en donde haya un ambiente de productividad para todos.

Fiscalizar los programas de desarrollo humano de la población económicamente menos favorecida, para que reciba una atención real y efectiva que le permita superar y participar activamente en la solución de sus problemas y de la comunidad.

Desarrollar programas que propicien el mejoramiento de la calidad de los servicios que presta la *Institución y la calidad de vida de los funcionarios*, con equidad y probidad en la aplicación de las normas y la prestación de los servicios, mediante el uso de los avances tecnológicos y la capacitación.

Promover el tripartismo, mediante la educación laboral dirigida a trabajadores sindicalizados y no sindicalizados, empresarios y el sector público como participante de la gestión.

Promover y regular la politica socio - laboral entre los sectores productivos del país, a fin de que las partes involucradas realicen acciones tendientes a su armonización y fortalecimiento.

Dar solución a las controversias laborales tanto individuales como colectivas que surjan de la relación obrero patronal, mediante arreglo voluntario entre las partes o reintegro, de acuerdo a las normas legales.

Continuar con el proceso de modernización de la Institución apoyando proyectos de la *Fundación Exterior para la Paz y la Democracia* (FUNDAPEM) y la participación de Centroamérica en el Área de Libre Comercio de las Américas (PROALCA/ USAID/G -CAP -AID), que tienen como próposito fortalecer la gestión de acuerdo a las políticas laborales y sociales, según el desarrollo de la economía y la globalización mundial y mejorar las relaciones entre trabajadores y la competencia de la región y su habilidad para participar más efectivamente en el mercado hemisférico y global.

METAS:

Ser sede permanente del Programa Internacional para la Erradicación del Trabajo Infantil de la Organización Internacional del Trabajo para el área de Centro América y Panamá.

Obtener própuestas de políticas de empleo dentro de la ejecución del área en Panamá.

Capacitar 800 jóvenes en la provincia de Bocas del Toro a través de los programas de Capacitacón Laboral.

Realizar siete (7) jornadas de capacitación en la provincia de Coclé, beneficiando a 120 trabajadores.

Realizar 3,150 inspecciones en la provincia de Colón.

Realizar 450 inspecciones de migración en la provincia de Chiriquí a fin de determinar si los trabajadores tienen sus documentos en órden; realizar 1,100 inspecciones de rutina y 7,200 cálculos de prestaciones laborales.

Realizar 9,000 orientaciones, 850 conciliaciones y 1,550 inspecciones en la provincia de Herrera.

Realizar 4,000 consultas laborales y sellar 7,500 contratos de trabajo en la regional de Panamá Oeste.

Realizar un Seminario Nacional de Información sobre los mercados laborales.

POLITICAS INSTITUCIONALES:

Orientar los programas a nivel preventivo y correctivo con la participación de los niveles de apoyo logistico.

Reforzar la vocación de servicio del recurso humano institucional, mediante la utilización de tecnologia apropiada, mejorar el ambiente de la infraestructura de trabajo y programas de reconocimientos, motivación y superación personal y profesional.

Convertir a las familias en participantes activos en el desarrollo socio económico de su comunidad.

Contribuir al mejoramiento de la distribución de la riqueza nacional, mediante la fijación y desarrollo de programas que tiendan a la disminución del índice de desempleo con retribuciones económicas que hagan permisibles una vida digna y decorosa de la familia.

Propiciar relaciones obrero - patronales basadas en el respeto a las leyes, la concertación y justicia social.

Anticipar y evitar conflictos laborales en base a una asesoria y orientación dinámica y oportuna a nivel de empleadores y trabajadores en relación a sus derechos y obligaciones consignadas en la Ley y normas vigentes.

Fortalecer la capacidad de concertación y entendimiento pacifico de empleadores y trabajadores para crear y afianzar relaciones estables y armoniosas para el incremento de la producción y productividad.

ARTICULO 18. Para el cumplimiento de los objetivos y de las politicas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor
Gastos de Operación	11,452,500
Transferencias Corrientes y subsidios	2,357,800

Subsidios		
Transferencias Corrientes	2,357,800	
TOTAL DE GASTOS DE FUNCIONAMIENTO		13,810,300
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Capacitación Laboral		4,500,000
Jóvenes de Primer Trabajo		1,640,000
TOTAL DE GASTOS DE INVERSION		6,140,000
TOTAL DE PRESUPUESTO DE GASTOS		19,950,300

CAPITULO XIV

0.14 MINISTERIO DE VIVIENDA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Procurar la dotación de viviendas a familias de estratos humildes con ingresos bajos y limitados, procurando disminuir la proliferación de viviendas espontáneas y el hacinamiento de familias en sectores ya saturados.

METAS:

Lograr un total de 2,851 soluciones habitacionales, cónsonas con el poder adquisitivo de familias pobres o de extrema pobreza.

POLITICAS INSTITUCIONALES:

Promover el financiamiento de viviendas de bajo costo y el desarrollo de instrumentos financieros para que esta necesidad básica esté al alcance de la población que enfrenta las mayores carencias de vivienda.

Otorgar subsidios completos para la construcción de una unidad básica, a familias con ingresos mensuales menores a B/. 300.00.

Involucrar al sector privado en la solución del problema habitacional creando normas e impulsando programas que incentiven la inversión privada en el desarrollo de viviendas de interés social.

Revitalizar el programa de lotes servidos para que las familias puedan construir su propia vivienda, mediante el acceso al financiamiento correspondiente.

ARTICULO 19. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		10,010,900
Transferencias Corrientes y subsidios		708,800
Subsidios		
Transferencias Corrientes	708,800	
TOTAL DE GASTOS DE FUNCIONAMIENTO		10,719,700
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Otros Proyectos		2,189,800
Construcción de Viviendas		10,600,000
Financiamiento de Viviendas		3,350,000
Fortalecimiento Institucional		600,000
Programa de Asistencia Habitacional		654,800
Programa de Mejoramiento Habitacional		385,400
TOTAL DE GASTOS DE INVERSION		17,780,000
TOTAL DE PRESUPUESTO DE GASTOS		28,499,700

CAPITULO XV

0.16 MINISTERIO DE ECONOMIA Y FINANZAS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Integrar los procesos de formulación de la política económica, social, territorial, financiera y administrativa, de administración financiera del Estado y de la administración fiscal y patrimonial.

Establecer un Sistema Tributario moderno neutral, equitativo, eficiente y eficaz que permita al Estado contar con los recursos económicos necesarios para que pueda cumplir su misión institucional, impulsar la economía haciá nuevos niveles de bienestar y otorgar al sector empresarial, condiciones de competitividad que le permita continuar con su fortalecimiento y crecimiento sostenido.

Velar por la optimización de la administración de los ingresos y de la administración del gasto público, a fin de facilitar la obtención de los objetivos del Plan de Gobierno y resolver especialmente los problemas de carácter social.

Incrementar la captación de los recursos de cooperación técnica internacional, provenientes de organismos multilaterales y fuentes bilaterales.

Diseñar y desarrollar el uso de los recursos y potencialidades de las provincias y áreas indígenas en el marco de un desarrollo integral.

Contribuir en la instrumentación, seguimiento y evaluación de la Política y Estrategia de Desarrollo Social: 2000 - 2004, que constituye el marco de accionar de las entidades del sector social, para promover el desarrollo humano sostenible con reducción sustantiva de la pobreza.

Establecer y desarrollar una política catastral que contribuya con el ordenamiento tenencial del país.

Participar en el desarrollo e implantación de proyectos interinstitucionales relacionados con el Plan Nacional de Modernización del Estado y el Programa de Gobierno Electrónico en Panamá.

Tecnificar las operaciones aduaneras dentro del marco de la simplificación y automatización.

Impulsar el uso de normas e instrumentos para la evaluación de los procesos de gestión en las instituciones públicas.

METAS:

Velar por el cumplimiento y buen manejo de los procesos, trámites y del trabajo en general, realizado en la institución con la finalidad de brindar un servicio eficaz y eficiente al 100% de los usuarios externos e internos.

Ejecutar los programas, subprogramas, actividades y proyectos incluidos en el Presupuesto 2004 y lograr un nivel mínimo de ejecución del 90%.

Integrar un Plan Operativo Anual con programas, proyectos y acciones estratégicas para la implementación de la política de desarrollo social.

Levantar la II Encuesta Nacional sobre Niveles de Vida con el propósito de determinar la magnitud, causas y distribución geográfica de la pobreza y facilitar la formulación de políticas y el diseño de estrategias para enfrentar este flagelo.

Participar a nivel interinstitucional en la formulación, financiamiento, promoción, ejecución y seguimiento, especialmente de proyectos de inversión de los sectores sociales, de infraestructura, fomento del turismo y promoción cultural, para asegurar la optimización de los recursos provenientes de los intereses y dividendos del Fondo Fiduciario para el Desarrollo y de los recursos de préstamos contratados.

Promover la integración, desarrollo y descentralización de la administración financiera del Estado y de sus componentes de presupuesto, tesorería, deuda pública y contabilidad, por medio de instrumentos legales normativos, de desarrollo organizacional, de capacitación, de racionalización de procesos de gestión financiera e informáticos, a nivel central e institucional.

Evaluar el SIAFPA Institucional implantado en las Instituciones que integran el Gobierno Central e implementarlo en veintidós (22) instituciones descentralizadas, ocho (8) empresas públicas y siete (7) intermediarios financieros.

Modernizar los procesos técnicos de recaudación, control, fiscalización y cobranza, a fin de incrementar la recaudación de ingresos tributarios y no tributarios, e impulsar el cumplimiento voluntario de las obligaciones tributarias.

Formular el programa de obras comunitarias para los 588 corregimientos del país.

Activar diez (10) programas de cooperación técnica internacional suscritos entre el Gobierno de Panamá y fuentes multilaterales y bilaterales de cooperación.

Fiscalizar las actividades que generan ingresos y ahorros públicos para garantizar su transparencia.

Establecer un programa de sistematización, control y manejo de información en materia de contrataciones públicas.

Detectar irregularidades y hechos de incumplimiento, determinar y cuantificar en forma precisa los mismos y sancionarlos, oportuna y efectivamente.

POLITICAS INSTITUCIONALES:

Consultar a los sectores involucrados para asegurar el cumplimiento de las decisiones que adopte la Institución.

Modernizar y fortalecer las distintas unidades ejecutoras en materia de procesos, procedimientos, recursos humanos, capacitación e informática, para garantizar un alto nivel de eficiencia y eficacia en la prestación de servicios.

Introducir mejoras en las entidades gubernamentales en las áreas de organización, procesos de gestión y recursos humanos.

Promover la participación activa de las instituciones y funcionarios responsables de las áreas que integran la administración financiera del Estado en acciones puntuales relacionadas con el mejoramiento de los aspectos legales y normativos, organizacionales, de racionalización de procesos y de capacitación, tanto en el ámbito central como institucional.

ARTICULO 20. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE ECONOMIA Y FINANZAS para la vigencia fiscal de 2004, cuya estructura y asignación a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		42,632,825
Transferencias Corrientes y subsidios		11,977,877
Subsidios	5,950,100	
Transferencias Corrientes	6,027,777	
TOTAL DE GASTOS DE FUNCIONAMIENTO		54,610,702
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Fondo de Preinversión		1,525,000
Fort. Gestión Eco. y Admón. Financ.		7,400,094
Des. Social e Inversiones Comunitar.		33,403,406
Transferencias de Capital		4,238,700
TOTAL DE GASTOS DE INVERSION		46,567,200
TOTAL DE PRESUPUESTO DE GASTOS		101,177,902

CAPITULO XVI

0.21 MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Impulsar el desarrollo humano a través de la participación y la promoción de la seguridad, organización, administración, coordinación y ejecución de políticas, planes, programas y acciones que fortalezcan a la mujer, la juventud, la niñez, la familia, la comunidad y a los grupos de la población de atención prioritaria.

Incidir en la disminución de las desigualdades sociales que producen grupos específicos de la población.

Mejorar las condiciones de bienestar de la familia y la comunidad, mediante la promoción, organización y capacitación de los Comités de Familia.

Asistir a las familias en condiciones de vulnerabilidad por razones de violencia y otros males sociales, mediante la atención directa y la búsqueda de alternativas para mejorar su situación.

Fortalecer los procesos de resocialización del Centro de Cumplimiento.

Mejorar el estado nutricional de la población menos privilegiada del país: indígena, campesina y urbano-marginal a través de la habilitación de los comedores comunitarios, permitiendo a esta población el acceso a los alimentos e integrándola en el proceso de sostenibilidad del mismo con la capacitación y la organización comunitaria.

METAS:

Construir 3 Centros de Orientación Infantil, Centro Parvulario de Ponuga, Segunda Etapa del Centro de Santa Fé y LLano Largo en Los Santos; habilitar 3 Centros Parvularios en Las Minas, Mariana Vásquez y Alegrías Infantiles de Las Cumbres y mejorar 3 Centros Parvularios, el de Los Pozos, Fé y Alegría y Tomasa López.

Preparar estadísticas sociales que permitan la distribución con equidad y eficiencia de los recursos asignados a los programas sociales, dirigidos a la mujer, la juventud, la niñez, la familia y grupos más necesitados.

Equipar 20 Hogares Comunitarios Urbano Marginales en las provincias de Panamá y Coclé.

Lograr la Inserción de 20 madres/padres de familia en el mercado laboral y/o actividades de auto-gestión.

Capacitar a 20 madres comunitarias en administración , salud , nutrición , educación, inicial y metodología.

Habilitar 2 Casas de la Juventud, en Chiriquí y Colón.

Habilitar y equipar 27 Comedores Comunitarios.

Suministrar alimentos en 24 Comedores Comunitarios.

POLITICAS INSTITUCIONALES:

Fortalecer el proceso democrático panameño, mediante la promoción real de los jóvenes, las mujeres, la niñez, y la familia en la búsqueda de soluciones para los problemas de pobreza y marginalidad social.

Lograr la participación activa de la familia en el desarrollo económico de su comunidad.

Capacitar a jóvenes para la producción autogestionaria.

Contribuir al mejoramiento de la distribución de la riqueza nacional, mediante la fijación y desarrollo de programas que hagan permisibles una vida digna y decorosa de la familia.

Desarrollar cualesquiera otros programas y actividades que permitan la promoción de la mujer, la prevención y atención de la juventud y la niñez, en situaciones de riesgo social.

ARTICULO 21. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

		Valor
PRESUPUESTO DE FUNCIONAMIENTO		
Gastos de Operación		10,973,600
Transferencias Corrientes y subsidios		4,616,900
Subsidios		
Transferencias Corrientes	4,616,900	
TOTAL DE GASTOS DE FUNCIONAMIENTO		15,590,500
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Desarrollo Comunitario		1,873,000
Centro de Atención y Capac.A Niños (AS)		115,500
TOTAL DE GASTOS DE INVERSION		1,988,500
TOTAL DE PRESUPUESTO DE GASTOS		17,579,000

CAPITULO XVII

0.30 ÓRGANO JUDICIAL

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Administrar justicia en forma gratuita, expedita e ininterrumpida, garantizando el respeto a la Constitución, las Leyes. el derecho de los Ciudadanos y los valores de la Democracia.

Promover el Desarrollo y Fortalecimiento integral del Organo Judicial.

Recibir, atender, tramitar y resolver de acuerdo a lo establecido en la Ley, los casos que representan en las diferentes jurisdicciones, tales como: penales, civil, familia, niñez y adolescencia, trabajo, comercio, maritimo, entre otras.

Continuar con el proceso de modernización de los sistemas de Información, como instrumento de gestión y desarrollo de la productividad y eficiencia de los servicios que presta la institución.

Fortalecer las acciones de capacitación y actualización de todos los funcionarios judiciales a través de la escuela judicial y lograr apoyo de organismos nacionales e internacionales con ese fin.

Expandir y fortalecer la Carrera Judicial .

Fortalecer la gestión administrativa ampliando y descentralizando los servicios de apoyo administrativos.

METAS:

Resolver casos que entran en un año a las salas de la Corte Suprema de Justicia, Tribunales Superiores, Juzgados de Circuito y municipales, a nivel nacional.

Realizar audiencias penales proyectadas en Tribunales y Juzgados en la República.

POLITICAS INSTITUCIONALES:

Decidir y ordenar el cumplimiento de las politicas y acciones de planificación y organización administrativa que propicien la modernización simultánea del área judicial y de apoyo administrativo de la institución.

Evaluar resultados de los planes pilotos administrativos y de gestión judicial realizados hasta la fecha y decidir la continuación o el cese de los mismos según sea el beneficio y la prioridad institucional.

ARTICULO 22. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		36,206,800
Transferencias Corrientes y subsidios		3,498,600
Subsidios		
Transferencias Corrientes	3,498,600	
TOTAL DE GASTOS DE FUNCIONAMIENTO		39,705,400
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Mejoramiento - Admón de Justicia		2,700,000
TOTAL DE GASTOS DE INVERSION		2,700,000
TOTAL DE PRESUPUESTO DE GASTOS		42,405,400

CAPITULO XVIII

0.35 MINISTERIO PUBLICO

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Aumentar la Eficiencia, Productividad, Capacidad y calidad Profesional y garantizar el fiel cumplimiento del debido proceso de Ley, para dar respuesta a la demanda de Justicia.

METAS:

Dar cumplimiento al Programa de Mejoramiento de Administracion de Justicia BID.

Concluir con el Proyecto de Ampliación y Modernización del Laboratorio de ADN.

ARTICULO 23. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO PUBLICO para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		39,561,900
Transferencias Corrientes y subsidios		3,770,000
Subsidios		
Transferencias Corrientes	3,770,000	
TOTAL DE GASTOS DE FUNCIONAMIENTO		43,331,900
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Proc. General / Mej. Admon.Justicia		2,624,900
TOTAL DE GASTOS DE INVERSION		2,624,900
TOTAL DE PRESUPUESTO DE GASTOS		45,956,800

CAPITULO XIX

0.40 TRIBUNAL ELECTORAL

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Establecer políticas y directrices que garanticen la transparencia, honestidad, la libertad del sufragio a todos los ciudadanos y el respeto a la voluntad popular.

Planificar, dar seguimiento y evaluar el proceso electoral y propiciar un mecanismo de control de procesos y consolidar los planes de trabajo de cada comisión.

Asegurar la administración del presupuesto de elecciones 2004.

Dotar a la ciudadanía panameña del documento de identidad personal, que le permite ejercer el sagrado derecho del sufragio universal, en las elecciones a realizarse en mayo de 2004.

Verificar, actualizar y adecuar la division política administrativa a nivel nacional y los centros de votación.

Atender oportunamente las necesidades, en materia de sistemas de información, de todas las comisiones del Plan General de elecciones que así lo soliciten, para el proceso electoral de 2004, mediante la automatización de la infraestructura.

Reclutar y capacitar a los funcionarios electorales y unidades de apoyo que laborarán en la elección general del año 2004.

Establecer de manera eficiente los mecanismos de recepción de las postulaciones de todos los candidatos a puesto de elección en la fecha prevista.

Suministrar los documentos electorales a las 26 Comisiones que conforman el Plan General de Elecciones 2004, según sus requerimientos.

Garantizar la transparencia, imparciabilidad y la calidad del proceso electoral a través de la divulgación y coordinación con todos los segmentos de la sociedad civil y las 27 comisiones que conforman el Plan General de Elecciones 2004.

METAS:

Establecer las políticas y directrices que garanticen la transparencia, honestidad, la libertad del sufragio a todos los ciudadanos y el respeto a la voluntad popular.

Ejecutar oportunamente y propiciar los mecanismos necesarios para el buen desenvolvimiento del Plan General de Elecciones 2004.

Ejecutar eficientemente y de manera oportuna las asignaciones presupuestarias que nos sean asignadas para la vigencia 2004.

Administrar los recursos metodológico refente a los planes de todas las comisiones del Plan General de Elecciones 2004.

Digitar y vectorizar los mapas electorales y georeferenciales de todas las estructuras correspondientes a centros de votación.

Presentar el informe de las estadísticas electorales de los resultados a todos los niveles de elección popular, que contribuyan a la mejor divulgación de los mismos y dejar plasmado el resultado diáfano de las elecciones 2004.

Administrar y auditar el subsidio a los partidos políticos de conformidad con el Código Electoral y la reglamentación expedida a tal efecto, a través de las unidades administrativas correspondientes.

Administrar la justicia electoral en las distintas instancias, dándole seguimiento a los casos actualmente presentados y a los que deban remitir la Fiscalía Electoral.

ARTICULO 24. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		34,582,800
Transferencias Corrientes y subsidios		4,218,300
Subsidios		
Transferencias Corrientes	4,218,300	
TOTAL DE GASTOS DE FUNCIONAMIENTO		38,801,100
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		38,801,100

CAPITULO XX

0.45 OTROS GASTOS DE LA ADMINISTRACION

OBJETIVOS Y POLITICAS PARA 2004

OBJETIVOS :

Promover, coordinar y concluir las actividades en las provincias, evaluar la ejecución de los programas y obras del Gobierno y cualesquiera otros que se realicen en beneficio de la comunidad.

Servir de órgano de consulta (Consejo Provincial) a las Gobernaciones de las Provincias, Consejos Municipales y Juntas Comunales con miras a un desarrollo efectivo de las obras públicas de inversiones y servicios de las provincias.

Capacitar a los Honorables Representantes con miras a que el trabajo que desempeñen lo hagan de la manera más eficiente y que tengan pleno conocimiento de sus deberes y derechos.

Coordinar la ejecución de proyectos comunitarios con los demás programas de inversión del Estado.

Desarrollar trabajos técnicos básicos para la programación del desarrollo económico y social provincial, municipal y local, e impulsar el programa de inversiones locales (PROINLO), a través de la coordinación que brindará el Ministerio de Economía y Finanzas.

ARTICULO 25. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2004, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		9,778,300
Transferencias Corrientes y subsidios		1,411,800
Subsidios		
Transferencias Corrientes	1,411,800	
TOTAL DE GASTOS DE FUNCIONAMIENTO		11,190,100
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		11,190,100

CAPITULO XXI

TRANSFERENCIAS DEL GOBIERNO CENTRAL

TRANSFERENCIAS CORRIENTES

ARTICULO 26. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

Cod.	INSTITUCION DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	297,011,749	231,517,600	528,529,349
01	ASAMBLEA LEGISLATIVA	1,896,677	2,325,900	4,222,577
	Becas de Estudio	34,000		34,000
	Defensoria del Pueblo		2,325,900	2,325,900
	Contribuciones a la Seguridad Social	1,806,317		1,806,317
	Al Sector Externo	56,360		56,360

PAGE 56 OF 195 PAGES
EXHIBIT INDEX ON PAGE 3

02	CONTRALORIA GENERAL DE LA REPUBLICA	3,183,095		3,183,095
	Becas de Estudio	48,000		48,000
	Contribuciones a la Seguridad Social	3,126,695		3,126,695
	Al Sector Externo	8,400		8,400
03	PRESIDENCIA DE LA REPUBLICA	4,165,100		4,165,100
	Pensiones y Jubilaciones	94,200		94,200
	Contribuciones a la Seguridad Social	2,070,900		2,070,900
	Al Sector Externo	2,000,000		2,000,000
04	MINISTERIO DE GOBIERNO Y JUSTICIA	41,590,900	5,685,000	47,275,900
	Pensiones y Jubilaciones	13,361,600		13,361,600
	Servicio de Bomberos	9,994,100		9,994,100
	A Personas	270,000		270,000
	Becas de Estudio	10,000		10,000
	Al Sector Privado	2,634,600		2,634,600
	Autoridad de Aeronautica Civil		5,685,000	5,685,000
	Municipios	2,403,700		2,403,700
	Contribuciones a la Seguridad Social	12,843,000		12,843,000
	Al Sector Externo	73,900		73,900
05	MINISTERIO DE RELACIONES EXTERIORES	2,157,300		2,157,300
	Becas de Estudio	16,100		16,100
	Contribuciones a la Seguridad Social	1,126,500		1,126,500
	Al Sector Externo	814,700		814,700
	Créditos Reconocidos por Transferencias Corrientes	200,000		200,000
07	MINISTERIO DE EDUCACION	33,321,400	162,153,000	195,474,400
	Pensiones y Jubilaciones	3,590,800		3,590,800
	Al Sector Privado	1,727,600		1,727,600
	I.N.A.C.		6,298,000	6,298,000
	I.N.D.E.		5,456,700	5,456,700
	I.P.H.E.		11,557,200	11,557,200
	Universidad Autónoma de Chiriquí		12,031,100	12,031,100
	Universidad de Panamá		100,658,000	100,658,000
	Universidad Especializada de las Américas		1,674,500	1,674,500
	Universidad Tecnológica		24,477,500	24,477,500
	Contribuciones a la Seguridad Social	27,825,200		27,825,200
	Al Sector Externo	177,800		177,800
08	MINISTERIO DE COMERCIO E INDUSTRIAS	2,792,200	5,720,400	8,512,600
	Becas de Estudio	17,900		17,900
	Al Sector Privado	599,200		599,200
	Autoridad de Micro, Mediana y Pequeña Empresa		1,842,700	1,842,700
	Com. de Libre Comp. y A. del Consumidor		3,637,100	3,637,100
	Zona Franca del Baru		240,600	240,600

Contribuciones a la Seguridad Social	512,500		512,500
Al Sector Externo	721,790		721,790
Créditos Reconocidos por Transferencias Corrientes	940,810		940,810
09 MINISTERIO DE OBRAS PUBLICAS	1,712,400		1,712,400
Contribuciones a la Seguridad Social	1,708,200		1,708,200
Al Sector Externo	4,200		4,200
10 MINISTERIO DE DESARROLLO AGROPECUARIO	3,557,600	9,053,200	12,610,800
Al Sector Privado	1,062,300		1,062,300
Contribuciones a la Seguridad Social	2,017,700		2,017,700
Al Sector Externo	477,600		477,600
I.M.A		2,919,000	2,919,000
I.D.I.A.P.		5,003,500	5,003,500
I.S.A		1,130,700	1,130,700
12 MINISTERIO DE SALUD	176,025,100	40,630,000	216,655,100
Pensiones y Jubilaciones	700,000		700,000
A Personas	40,900		40,900
Al Sector Privado	57,510,300		57,510,300
Al Gobierno Central	8,915,600		8,915,600
Impuesto de Licores		3,686,000	3,686,000
C.S.S. FEJUPEN - Aporte Gob. Central		2,860,000	2,860,000
C.S.S. 0.8% Salarios Básicos		28,224,000	28,224,000
C.S.S. Impuestos de Cerveza / FEJUPEN		2,860,000	2,860,000
I.D.A.A.N.		3,000,000	3,000,000
Municipios	3,500,000		3,500,000
C.S.S. Planilla Prestac. - Fondo Complementario	92,200,000		92,200,000
Contribuciones a la Seguridad Social	12,866,700		12,866,700
Al Sector Externo	291,600		291,600
13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,357,800		2,357,800
A Personas	1,564,500		1,564,500
Becas de Estudio	500		500
Contribuciones a la Seguridad Social	434,200		434,200
Al Sector Externo	358,600		358,600
14 MINISTERIO DE VIVIENDA	708,800		708,800
Contribuciones a la Seguridad Social	707,900		707,900
Al Sector Externo	900		900
16 MINISTERIO DE ECONOMIA Y FINANZAS	6,027,777	5,950,100	11,977,877
Becas de Estudio	33,900		33,900
Al Sector Privado	5,000		5,000
Contribuciones a la Seguridad Social	2,859,949		2,859,949
Al Sector Externo	2,441,938		2,441,938

	Créditos Reconocidos por Transferencias Corrientes	686,990		686,990
	Autoridad Nacional del Ambiente (ANAM)		4,845,300	4,845,300
	Comisión Nacional de Valores		702,800	702,800
	Consejo de Administración del SIACAP		402,000	402,000
21	MIN. DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FLIA.	4,616,900		4,616,900
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	172,800		172,800
	Becas de Estudio	1,200		1,200
	Al Sector Privado	3,394,900		3,394,900
	Cruz Roja Panameña	246,000		246,000
	Contribuciones a la Seguridad Social	754,900		754,900
	Al Sector Externo	45,000		45,000
30	ORGANO JUDICIAL	3,498,600		3,498,600
	Pensiones y Jubilaciones	229,400		229,400
	Becas de Estudio	330,300		330,300
	Contribuciones a la Seguridad Social	2,938,900		2,938,900
35	MINISTERIO PUBLICO	3,770,000		3,770,000
	Pensiones y Jubilaciones	939,400		939,400
	A Personas	900		900
	Becas de Estudio	30,600		30,600
	Contribuciones a la Seguridad Social	2,776,800		2,776,800
	Al Sector Externo	22,300		22,300
40	TRIBUNAL ELECTORAL	4,218,300		4,218,300
	Becas de Estudio	62,500		62,500
	Al Sector Privado	2,401,300		2,401,300
	Municipios	322,000		322,000
	Contribuciones a la Seguridad Social	1,432,500		1,432,500
45	OTROS GASTOS DE LA ADMINISTRACION	1,411,800		1,411,800
	Becas de Estudio	16,600		16,600
	Municipios	242,000		242,000
	Contribuciones a la Seguridad Social	1,153,200		1,153,200

TRANSFERENCIAS DE CAPITAL

ARTICULO 27. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

Cod.	INSTITUCION DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	60,498,700
04	MINISTERIO DE GOBIERNO Y JUSTICIA	115,000
	AERONAUTICA CIVIL	115,000
07	MINISTERIO DE EDUCACION	3,352,000
	INDE	375,000
	UNIV. DE PANAMA	1,975,000
	INAC	337,000
	UNIV. TECNOLOGICA	250,000
	UDELAS	150,000
	UNACHI	225,000
	IPHE	40,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	6,000,000
	AMPYME	5,000,000
	IPAT	1,000,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	6,605,500
	IDIAP	930,000
	BDA	5,675,500
12	MINISTERIO DE SALUD	40,187,500
	IDAAN	40,187,500
16	MINISTERIO DE ECONOMIA Y FINANZAS	4,238,700
	ANAM	4,238,700

CAPITULO XXII

FONDO LEY DE SEGURO EDUCATIVO

ARTICULO 28. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980 y 18 de 29 de septiembre de 1982, 13 de 28 de julio de 1987 y No. 16 de 29 de noviembre de 1987, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para 2004 según el siguiente detalle.

Cod.	INSTITUCION DESTINO	MONTO

TOTAL INGRESOS AUTORIZADOS	84,894,000
FONDO DE SEGURO EDUCATIVO	84,894,000
Ingresos Tributarios	84,894,000
Impuestos Directos	84,894,000
Seguro Educativo	84,894,000
MINISTERIO DE EDUCACION	31,287,000
T. V. Educativa	3,718,000
Educación Agropecuaria	4,028,000
Fondo Exon. de Matrícula	22,921,000
Capacitación Gremial Docente	620,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	4,958,000
Educación Sindical	3,099,000
Capacitación y Educ. Continua - Sector Privado	1,859,000
IFARHU	35,944,000
Gastos de Funcionamiento	29,003,500
Gastos de Inversión	6,940,500
INSTITUTO NAL. DE FORMACION PROFESIONAL	9,606,000
Programas Regulares	8,676,000
Formación Dual	930,000
INSTITUTO PANAMENO AUTONOMO COOPERATIVO	3,099,000
Gastos de Funcionamiento	3,099,000

TITULO III

PRESUPUESTO DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPITULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTICULO 29. Apruébanse los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2004 cuyos resúmenes de Ingresos y Gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	1,468,788,200	536,653,800	2,005,442,000	1,467,074,700	538,367,300	2,005,442,000
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,842,700	5,082,000	6,924,700	1,842,700	5,082,000	6,924,700
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	14,292,200	140,000	14,432,200	14,227,400	204,800	14,432,200
AUTORIDAD DE LA REGION INTEROCEANICA	9,860,200	72,804,000	82,664,200	35,998,000	46,666,200	82,664,200
ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	6,486,200	0	6,486,200	5,486,200	1,000,000	6,486,200
AUTORIDAD NACIONAL DEL AMBIENTE	8,345,500	13,548,600	21,894,100	7,695,200	14,198,900	21,894,100
CAJA DE SEGURO SOCIAL	1,154,412,000	437,594,000	1,592,006,000	1,151,078,400	440,927,600	1,592,006,000
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,637,100	0	3,637,100	3,624,500	12,600	3,637,100
CONSEJO DE ADMINISTRACION DEL SIACAP	402,000	0	402,000	402,000	0	402,000
DEFENSORIA DEL PUEBLO	2,325,900	0	2,325,900	2,325,900	0	2,325,900
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	40,524,700	0	40,524,700	27,656,300	12,868,400	40,524,700
INST. DE INVESTIGACIONES AGROPECUARIAS	5,503,500	1,045,000	6,548,500	5,406,400	1,142,100	6,548,500
INSTITUTO NACIONAL DE CULTURA	6,522,000	562,000	7,084,000	6,522,000	562,000	7,084,000
INSTITUTO NACIONAL DE DEPORTES	5,787,800	375,000	6,162,800	5,721,100	441,700	6,162,800
INSTITUTO NACIONAL DE FORMACION PROFESIONAL	8,825,900	0	8,825,900	7,589,500	1,236,400	8,825,900
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	12,113,300	1,040,000	13,153,300	12,944,600	208,700	13,153,300
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	3,150,000	0	3,150,000	3,148,000	2,000	3,150,000
INSTITUTO PANAMEÑO DE TURISMO	15,770,900	0	15,770,900	9,545,900	6,225,000	15,770,900
REGISTRO PUBLICO DE PANAMA	17,698,400	0	17,698,400	16,698,400	1,000,000	17,698,400
UNIVERSIDAD AUTONOMA DE CHIRIQUI	12,980,900	2,088,200	15,069,100	12,945,900	2,123,200	15,069,100
UNIVERSIDAD DE PANAMA	106,441,000	1,975,000	108,416,000	105,024,700	3,391,300	108,416,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	2,781,700	150,000	2,931,700	2,781,700	150,000	2,931,700
UNIVERSIDAD TECNOLOGICA DE PANAMA	28,800,500	250,000	29,050,500	28,126,100	924,400	29,050,500
ZONA FRANCA DE BARU	283,800	0	283,800	283,800	0	283,800

PAGE 62 OF 195 PAGES
EXHIBIT INDEX ON PAGE 3

ARTICULO 30. Apruébanse los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	633,925,862	787665303	42,236,400	79,000	3,168,135	1,467,074,700
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,719,600	123,100	0	0	0	1,842,700
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	6,365,200	564,200	7,298,000	0	0	14,227,400
AUTORIDAD DE LA REGION INTEROCEANICA	12,564,000	1,639,100	18,806,500	0	2,988,400	35,998,000
ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	4,733,100	674,100	0	79,000	0	5,486,200
AUTORIDAD NACIONAL DEL AMBIENTE	6,652,400	904,700	0	0	138,100	7,695,200
CAJA DE SEGURO SOCIAL	411,459,720	739,609,645	0	0	9,035	1,151,078,400
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,348,400	276,100	0	0	0	3,624,500
CONSEJO DE ADMINISTRACION DEL SIACAP	375,000	27,000	0	0	0	402,000
DEFENSORIA DEL PUEBLO	2,119,000	206,900	0	0	0	2,325,900
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	6,188,800	21,467,500	0	0	0	27,656,300
INST. DE INVESTIGACIONES AGROPECUARIAS	4,270,700	1,128,700	0	0	7,000	5,406,400
INSTITUTO NACIONAL DE CULTURA	5,797,300	724,700	0	0	0	6,522,000
INSTITUTO NACIONAL DE DEPORTES	4,395,600	1,322,000	0	0	3,500	5,721,100
INSTITUTO NACIONAL DE FORMACION PROFESIONAL	6,874,700	714,700	0	0	100	7,589,500
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	11,424,200	1,519,600	0	0	800	12,944,600
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	2,882,600	265,300	0	0	100	3,148,000
INSTITUTO PANAMEÑO DE TURISMO	5,383,900	617,000	3,545,000	0	0	9,545,900
REGISTRO PUBLICO DE PANAMA	3,754,842	356,658	12,586,900	0	0	16,698,400
UNIVERSIDAD AUTONOMA DE CHIRIQUI	11,448,000	1,497,900	0	0	0	12,945,900
UNIVERSIDAD DE PANAMA	94,075,600	10,933,100	0	0	16,000	105,024,700
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	2,504,800	276,900	0	0	0	2,781,700
UNIVERSIDAD TECNOLOGICA DE PANAMA	25,326,400	2,794,600	0	0	5,100	28,126,100
ZONA FRANCA DE BARU	262,000	21,800	0	0	0	283,800

ARTICULO 31. Apruébanse los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	529,076,300	1,437,000	225,000	7,629,000	538,367,300
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,082,000	0	0	0	5,082,000
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	204,800	0	0	0	204,800
AUTORIDAD DE LA REGION INTEROCEANICA	40,977,400	0	0	5,688,800	46,666,200
ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	1,000,000	0	0	0	1,000,000
AUTORIDAD NACIONAL DEL AMBIENTE	13,731,900	0	0	467,000	14,198,900
CAJA DE SEGURO SOCIAL	440,400,000	0	0	527,600	440,927,600
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	0	12,600	0	0	12,600
CONSEJO DE ADMINISTRACION DEL SIACAP	0	0	0	0	0
DEFENSORIA DEL PUEBLO	0	0	0	0	0
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	12,860,000	3,400	0	5,000	12,868,400
INST. DE INVESTIGACIONES AGROPECUARIAS	1,045,000	0	0	97,100	1,142,100
INSTITUTO NACIONAL DE CULTURA	562,000	0	0	0	562,000
INSTITUTO NACIONAL DE DEPORTES	375,000	0	0	66,700	441,700
INSTITUTO NACIONAL DE FORMACION PROFESIONAL	1,235,000	0	0	1,400	1,236,400
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	140,000	60,500	0	8,200	208,700
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	0	0	0	2,000	2,000
INSTITUTO PANAMEÑO DE TURISMO	6,000,000	0	225,000	0	6,225,000
REGISTRO PUBLICO DE PANAMA	1,000,000	0	0	0	1,000,000
UNIVERSIDAD AUTONOMA DE CHIRIQUI	2,088,200	35,000	0	0	2,123,200
UNIVERSIDAD DE PANAMA	1,975,000	921,800	0	494,500	3,391,300
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	150,000	0	0	0	150,000
UNIVERSIDAD TECNOLOGICA DE PANAMA	250,000	403,700	0	270,700	924,400
ZONA FRANCA DE BARU	0	0	0	0	0

CAPITULO II

1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Incrementar y Orientar la Oferta de capacitación profesional, asistencia técnica y racionalizar los recursos.

Armonizar criterios y facilitar sinergia en lo que respecta al campo de acción en la definición y focalización sobre las MiPyMes.

Facilitar a la Micro, Pequeña y Mediana Empresa de los recursos para su óptimo desarrollo sostenido.

Determinar las ventajas comparativas de mercados y productos para facilitar el desarrollo de actividades económicas y nichos de mercado con rápido desarrollo.

Motivar a las nuevas generaciones, a ser independientes y que incursionen como empresarios.

Incrementar la dotación de tecnología instrumental y de manejo para sistematizar, consolidar, simplificar y agilizar la documentación y pasos requeridos para la inscripción y operación de las MiPyMes.

Facilitar la transición de las empresas y trabajadores de actividades de baja productividad, rentabilidad y potencial hacia actividades de rápido crecimiento y la inserción de sus productos en los mercados internacionales.

METAS:

Capacitación básica a 200 alumnos universitarios en el campo de asistencia técnica empresarial.

Instalación de sistema de informática que permita el acceso del empresario para desarrollar sus actividades comerciales con mayor rapidez y eficiencia, mediante una red de comercio electrónico para 40,000 beneficiarios.

Desarrollar e implementar un sistema de información llamado bolsa de subcontratación y alianzas industriales que permita a las empresas nacionales conocer la capacidad instalada en el pais y el potencial de complementación de empresas locales como extranjeras.

Capacitar a empresarios de la micro y pequeña empresa en nuevas técnicas para el desarrollo de sus capacidades empresariales e industriales y como negociar con el extranjero.

Promover la creación de micro y pequeñas empresas a través de ayuda tutorizada (15 tutores) con mecanimos para crear riquezas y generador de empleos productivos para 225 beneficiarios.

POLITICAS INSTITUCIONALES:

Fomentar el desarrollo de la micro, pequeña y mediana empresa, mediante la ejecución de la política nacional de estímulo y fortalecimiento del sector, para contribuir con la generación de empleos productivos, el crecimiento económico del país y una mejor distribución del ingreso nacional.

ARTICULO 32. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2004:

Ingresos Totales	6,924,700
Menos: Aumento de Reservas	
Ingresos Disponibles	6,924,700
Gastos	6,924,700

ARTICULO 33. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.02.0.0.0.0.00	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	6,924,700
1.02.1.0.0.0.00	INGRESOS CORRIENTES	1,842,700
1.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,842,700
1.02.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,842,700
1.02.1.2.3.1.00	GOBIERNO CENTRAL	1,842,700
1.02.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	1,842,700
1.02.2.0.0.0.00	INGRESOS DE CAPITAL	5,082,000
1.02.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,082,000
1.02.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,082,000
1.02.2.3.2.1.00	GOBIERNO CENTRAL	5,000,000
1.02.2.3.2.1.08	TRANSFERENCIA CAPITAL MICI.	5,000,000
1.02.2.3.2.8.00	SECTOR EXTERNO	82,000
1.02.2.3.2.8.02	DONACION FOMIN-BID - AMPYME	82,000

ARTICULO 34. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		1,719,600
Transferencias Corrientes, Aporte al Fisco y subsidios		123,100
Transferencias Corrientes	123,100	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		1,842,700

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Garantías	2,500,000
Capacitación	1,500,000
Asistencia Técnica	955,600
Convenio BID-AMPYME	126,400
TOTAL DE GASTOS DE INVERSION	5,082,000
TOTAL DE PRESUPUESTO DE GASTOS	6,924,700

CAPITULO III

1.03 AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Continuar con un Programa de Fortalecimiento Institucional cuyo propósito es el mejoramiento del Marco Regulatorio de Concesiones para Operaciones de Pequeñas y Medianas Empresas de Autobuses en el Area Metropolitana de Panamá.

Mejorar la medición, pesaje y control de circulación de los vehículos de carga, mediante la optimización del servicio en las estaciones de pesos y dimensiones en todo el país.

Mejorar el servicio de transporte público, a través de la supervisión y control de la operación y condición del sector transporte aumentando su eficiencia por medio de mejores prácticas, procurando transformarlo en operativa y financieramente en empresas eficientes.

Mejorar el servicio del transporte público en los centros urbanos del Interior, de forma tal que le permita a los usuarios contar con un mejor nivel de servicio al menor costo posible.

METAS:

Elaborar un diagnóstico y recomendar mejoras para el transporte público de pasajeros en los centros urbanos del interior de la Republica.

Fortalecer la estación de pesaje de Gualaca, poner en funcionamiento la estación de pesaje de El Roble de Aguadulce y preparar planos y especificación de la Estación de Pesas en Colón.

Diseñar y ejecutar un programa de fortalecimiento para los operadores de transporte público.

POLITICAS INSTITUCIONALES:

Implementar políticas de cobros para la cartera morosa y corriente.

Modernizar el Sistema de cobro y recaudación de los servicios que presta la institución.

Buscar fuentes alternas de financiamiento tales como: cooperaciones técnicas, fondos no reembolsable, fondos del Gobierno Central, Banco Mundial y Banco Interamericano de Desarrollo.

Mejorar la operación del transporte público al disminuir el tiempo recorrido y proporcionar comodidad al usuario.

Implementar la Ley de Moratoria una vez al año a fin de disminuir la morosidad.

Seguimiento, evaluación y control de los programas y proyectos presupuestados por la Autoridad.

ARTICULO 35. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto la AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2004:

Ingresos Totales	17,178,500
Menos: Aumento de Reservas	2,746,300
Ingresos Disponibles	14,432,200
Gastos	14,432,200

ARTICULO 36. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que

a continuación se indica:

1.03.0.0.0.0.00	AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	17,178,500
1.03.1.0.0.0.00	INGRESOS CORRIENTES	17,038,500
1.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	17,038,500
1.03.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	780,000
1.03.1.2.3.7.00	SECTOR PRIVADO	780,000
1.03.1.2.3.7.08	1% APORTE DE ASEGURADORAS	780,000
1.03.1.2.4.0.00	TASAS Y DERECHOS	4,770,000
1.03.1.2.4.1.00	DERECHOS	2,900,000
1.03.1.2.4.1.55	LICENCIA PARA CONDUCTOR DE VEHICULO TERRESTRE	2,900,000
1.03.1.2.4.2.00	TASAS	1,870,000
1.03.1.2.4.2.09	REVISION DE VEHICULOS	1,870,000
1.03.1.2.6.0.00	INGRESOS VARIOS	11,488,500
1.03.1.2.6.0.14	MULTAS DE TRANSITO	9,385,800
1.03.1.2.6.0.25	COLISIONES	752,700
1.03.1.2.6.0.99	OTROS INGRESOS VARIOS	1,350,000
1.03.2.0.0.0.00	INGRESOS DE CAPITAL	140,000
1.03.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	140,000
1.03.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	140,000
1.03.2.3.2.8.00	SECTOR EXTERNO	140,000
1.03.2.3.2.8.07	DONACION BID-ATTT	140,000

ARTICULO 37. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,365,200
Transferencias Corrientes, Aporte al Fisco y subsidios		7,862,200
Transferencias Corrientes	564,200	
Subsidios		
Aporte al Fisco	7,298,000	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		14,227,400

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Fortalecimiento Institucional	204,800
TOTAL DE GASTOS DE INVERSION	204,800
TOTAL DE PRESUPUESTO DE GASTOS	14,432,200

CAPITULO IV

1.05 AUTORIDAD DE LA REGIÓN INTEROCEANICA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Ejercer en forma privativa la custodia, aprovechamiento y administración de los bienes revertidos a fin de que los mismos sean incorporados gradualmente al desarrollo integral de la Nación.

Mantener el desarrollo económico, social, urbano, sostenible de las áreas revertidas en compatibilidad con la operación del Canal, procurando la custodia y disposición de manera integral de los bienes revertidos puestos a su disposición para beneficio de la comunidad y las futuras generaciones de panameños.

Consolidar y ejecutar efectivamente un sin número de proyectos en trámite, así como conseguir nuevas inversiones con bases sólidas para su realización, hacia un desarrollo sostenible.

Coordinar con las instituciones correspondientes las actividades del programa de mejoramiento y desarrollo económico y social y la continuación del programa de organización y desarrollo de fincas agroforestales sostenibles (FAS) en las áreas revertidas, intensificación de las actividades de gestión comunitaria en los asentamientos humanos instalados en las áreas revertidas.

METAS:

Concretar la ejecución de la primera etapa del Programa de Viviendas de interés social, desarrollando la infraestructura básica y equipamiento urbano, tales como agua, electricidad, disposición de aguas servidas .

Fomentar la generación de empleos y la actividad económica, mediante la creación de puestos de trabajos en las áreas revertidas a través de la ejecución de los proyectos que se desarrollan en el sector turismo, industria, transporte, comercio, maritimo y reforestación.

Continuar con el Programa de organización y desarrollo de Fincas Agroforestales dando seguimiento a las 15 fincas existentes, cubriendo un total de 234 parcelas individuales. De igual forma se implementará en estas fincas el Sistema de Transferencia de Tecnologia "Campesino a Campesino".

Desarrollar **estrategias** y **conceptos** modernos de promoción a fin de posesionar nuestros **productos dentro de los nichos** de mercados internacionales, participando en **ferias** y **eventos internacionales** para promover los mega proyectos, tales como: **Howard y Sherman.**

Coordinar actividades de administración, custodia, mantenimiento de las áreas **de los Polígonos de** Tiro, áreas rurales y áreas naturales y promover la participación **de otros organismos** estatales en la administración, custodia, conservación y **mantenimiento** los Polígonos de Emperador, Balboa y Piña.

Concretar una base sólida para la creación de la actividad económica y generación de **empleo** como centro logístico multimodal en Howard y su asignación a desarrolladores **de clase** mundial como empresas ancla y promulgar la Ley del Area Economica **Especial** Panamá - Pacifico.

POLITICAS INSTITUCIONALES:

Capacitar a los funcionarios a fin de actualizar sus conocimientos y técnicas requeridas, así como desarrollar o modificar sus actitudes o comportamientos.

Reemplazar la base cartográfica actual por la elaborada conjuntamente con la Autoridad del Canal de Panamá, mediante la digitalización de ortofotografías de gran precisión.

ARTICULO 38. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la AUTORIDAD DE LA REGIÓN INTEROCEANICA para la vigencia fiscal de 2004:

Ingresos	92,664,200
Menos: Aumento de Reservas	10,000,000
Ingresos Disponibles	82,664,200
Gastos	82,664,200

ARTICULO 39. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.05.0.0.0.0.00	AUTORIDAD DE LA REGION INTEROCEANICA	92,664,200
1.05.1.0.0.0.00	INGRESOS CORRIENTES	9,860,200
1.05.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	9,830,200
1.05.1.2.1.0.00	RENTA DE ACTIVOS	1,666,700
1.05.1.2.1.1.00	ARRENDAMIENTOS	1,600,000
1.05.1.2.1.1.01	ARRENDAMIENTOS	1,600,000
1.05.1.2.1.3.00	INGRESO POR VENTA DE BIENES	66,700
1.05.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	66,700
1.05.1.2.4.0.00	TASAS Y DERECHOS	6,679,300

1.05.1.2.4.1.00	DERECHOS	6,679,300
1.05.1.2.4.1.46	CONCESIONES USO AREA REVERTIDA	6,679,300
1.05.1.2.6.0.00	INGRESOS VARIOS	1,514,200
1.05.1.2.6.0.99	OTROS INGRESOS VARIOS	1,514,200
1.05.2.0.0.0.00	INGRESOS DE CAPITAL	82,804,000
1.05.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	69,304,000
1.05.2.1.1.0.00	VENTA DE ACTIVOS	69,304,000
1.05.2.1.1.1.00	VENTA DE INMUEBLES	69,304,000
1.05.2.1.1.1.01	TERRENOS	45,881,564
1.05.2.1.1.1.02	EDIFICIOS	23,422,436
1.05.2.2.0.0.00	RECURSOS DEL CREDITO	13,500,000
1.05.2.2.1.0.00	CREDITO INTERNO	13,500,000
1.05.2.2.1.4.00	PRESTAMOS	13,500,000
1.05.2.2.1.4.06	BANCO NACIONAL DE PANAMA	13,500,000

ARTICULO 40. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		12,564,000
Transferencias Corrientes, Aporte al Fisco y subsidios		20,445,600
Transferencias Corrientes	1,639,100	
Subsidios		
Aporte al Fisco	18,806,500	
Servicio de la Deuda		8,677,200
TOTAL DE GASTOS DE FUNCIONAMIENTO		41,686,800

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Adquisic. y Rehabil. de Areas Verdes	9,180,600
Fondo Fiduciario de Desarrollo Social	31,796,800
TOTAL DE GASTOS DE INVERSION	40,977,400
TOTAL DE PRESUPUESTO DE GASTOS	82,664,200

CAPITULO V

1.06 ENTE REGULADOR DE LOS SERVICIOS PUBLICOS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Velar por el cumplimiento de las metas de expansión y calidad de servicio contenidas en las concesiones para la prestación de los servicios públicos de telecomunicaciones, mediante la inspeccion y auditoría que sean necesarias para verificar el cumplimiento por parte de esta empresa de dichas metas, con el fin de que los usuarios se vean beneficiados con un servicio de calidad y que el mismo llegue a los lugares mas apartados de nuestra geografía nacional.

Controlar, vigilar y verificar el cumplimiento de las leyes y reglamentos vigentes, por parte de las empresas de servicios públicos de agua potable, telecomunicaciones, energía eléctrica y radio y televisión.

Verificar el cumplimiento de los niveles de calidad de los servicios en los aspectos técnicos,comerciales, legales y ambientales.

Determinar criterios de eficiencia operativa y de gestión de los servicios públicos.

Administrar el Sistema de Monitoreo del Espectro Radioeléctrico, con el fin de ejercer un mayor control sobre las frecuencias asignadas y la detección de las interferencias perjudiciales que afectan la correcta prestación de los servicios de telecomunicaciones.

METAS:

Acualizar la Base de Datos de los equipos del Sistema de Monitoreo el cual permitirá llevar un control de los equipos utilizados, de los daños en los equipos, los respuestos y el respectivo mantenimiento de los equipos.

Implementar la Base de Datos de Interferencia por medio de la cual se podrá llevar una estadística de los casos de interferencia que se manejan en la oficina de Gestión y Fiscalización del Espectro Radioeléctrico.

Desarrollar un modelo de costos para el servicio de Telefonía Móvil.

Fijar las normas para la prestación del servicio a las que deben ceñirse las empresas de servicios públicos de electricidad, incluyendo las normas de servicio y calidad; verificar su cumplimiento y dictar la reglamentación para implementar su fiscalización.

Determinar criterios de eficiencia operativa y de gestión del servicio, desarrollando modelos para evaluar el desempeño de los prestadores, de acuerdo con lo normado en la presente Ley.

Dictar un reglamento sobre los derechos y deberes de los clientes, que contenga las normas reguladoras de los trámites y reclamaciones, de conformidad con los principios de celeridad, economía, sencillez y eficacia en los procedimientos.

Apoyar a. atención de clientes en la solución rápida de reclamos que presente los clientes de agua potable y alcantarillado. Para esto se coordinará a diario con la Oficina de Atención de Usuarios que confirmá sobre el tipo de apoyo que requiere de la dirección. La meta será atender la reclamación en menos de 48 horas, después de haber recibido la solicitud de apoyo.

Cumplir y hacer cumplir normas técnicas, instrucciones y resoluciones relativas a la prestación de los servicios de agua potable y alcantarillado sanitario. Así como tambien hacer cumplir las metas de calidad dictadas a los prestados.

POLITICAS INSTITUCIONALES:

Brindar un servicio eficiente tanto a las empresas prestadoras de servicios público como al usuario.

Capacitar al personal, a fin de garantizar el nivel de ejecución y calidad requerida en el manejo de las regulaciones de los distintos sectores.

ARTICULO 41. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto del ENTE REGULADOR DE LOS SERVICIOS PUBLICOS para la vigencia fiscal de 2004:

Ingresos Totales	8,700,000
Menos: Aumento de Reservas	2,213,800
Ingresos Disponibles	6,486,200
Gastos	6,486,200

ARTICULO 42. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.06.0.0.0.0.00	ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	8,700,000
1.06.1.0.0.0.00	INGRESOS CORRIENTES	8,700,000
1.06.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	8,700,000
1.06.1.2.4.0.00	TASAS Y DERECHOS	8,666,300
1.06.1.2.4.2.00	TASAS	8,666,300
1.06.1.2.4.2.49	TASA DE REGULACION DE LOS SERV.	8,666,300
1.06.1.2.6.0.00	INGRESOS VARIOS	33,700
1.06.1.2.6.0.99	OTROS INGRESOS VARIOS	33,700

ARTICULO 43. La estructura y asignación de presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		4,733,100
Transferencias Corrientes, Aporte al Fisco y subsidios		753,100
Transferencias Corrientes	674,100	
Subsidios	79,000	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		5,486,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Admón y Reg. de Los Serv. Públicos		1,000,000
TOTAL DE GASTOS DE INVERSION		1,000,000
TOTAL DE PRESUPUESTO DE GASTOS		6,486,200

CAPITULO VI

1.08 AUTORIDAD NACIONAL DEL AMBIENTE

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Propiciar y ejecutar el Plan Estratégico Participativo del Sistema Interinstitucional del Ambiente (SIA) y el Plan Operativo Participativo de la ANAM, como carta de navegación para todos los agentes involucrados en la gestión ambiental del país.

Contribuir a mejorar los estándares de la calidad ambiental a través de la elaboración de normas, reglamentos e instrumentos complementarios para la aplicación de la Ley 41 en ámbitos de mayor relevancia para la ANAM.

Consolidar el proceso de desarrollo de capacidades institucionales de ANAM para lograr el ordenamiento de la gestión ambiental integrada y participativa, a nivel nacional, regional y municipal.

Motivar la participación empresarial voluntaria y comprometida en la generación, ordenamiento y adopción de sistemas de producción más limpia, para reducir el impacto negativo de los actuales procesos de producción desarrollados por sectores productivos claves.

Contribuir con el desarrollo y promoción de la cultura y educación ambiental y la participación de la sociedad civil organizada en los diferentes ámbitos de la gestión ambiental.

Dirigir programas de protección, recuperación, administración y uso sostenible de los recursos naturales, sobre la base de normas y procedimientos estandarizados, monitoriados por la Autoridad Nacional del Ambiente.

Lograr la efectividad de la operatividad técnica administrativa de los procesos de evaluación de impacto ambiental, sus medidas de mitigación y compensación.

METAS:

Desarrollar el programa de educación ambiental en las Comisiones Consultivas Ambientales instaladas, por conformar y Comisión Consultiva Nacional del Ambiente.

Elaborar el Plan de Acción de Educación Ambiental No Formal, en consulta con las organizaciones no gubernamentales que se dedican a la educación ambiental.

Establecer. acuerdos y dinamizar los procesos de consultas y concertación con las autoridades indígenas, que contribuyan a la reducción de la pérdida y degradación de los recursos naturales y a mejorar la calidad de vida.

Promover estudios sobre los posibles efectos del cambio climático en Panamá y divulgar sus resultados a los niveles de decisión y al público en general.

Desarrollar la politica de recursos forestales para que impulse la aplicación de sistemas de ordenamiento forestal, a fin de incrementar y manejar el patrimonio forestal en beneficio de las comunidades y el sector forestal organizado.

Incrementar la superficie boscosa mediante la aplicación de medidas de fortalecimiento y consolidación de programas de manejo de cuencas, agroforesteria, áreas protegidas y regeneración natural del bosque en áreas criticas.

Coordinación y seguimiento de actividades con el Programa Hidrológico Internacional.

POLITICAS INSTITUCIONALES:

Evaluar, mantener y /o recuperar, administrar la calidad y cantidad de los recursos hidricos para diferentes usos.

Recopilar información ambiental provenientes de inventarios, sistemas en áreas protegidas, estado del ambiente, derecho a la información, entre otras.

Descentralización de la gestión ambiental, mediante la incorporación de nuevos modelos de administración en áreas silvestres protegidas.

Fomento a la producción limpia en la industria y en el medio rural mediante la aplicacion de incentivos económicos, certificación de procesos y productos, premios, acuerdos voluntarios, entre otros.

Reducción de la vulnerabilidad y adaptación al cambio climático.

Fortalecimiento del seguimiento y evaluación al cumplimiento de las exigencias de los proyectos aprobados en el Sistema de Evaluación de Impacto Ambiental.

ARTICULO 44. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2004:

Ingresos Totales	24,894,100
Menos: Aumento de Reservas	3,000,000
Ingresos Disponibles	21,894,100
Gastos	21,894,100

ARTICULO 45. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.08.0.0.0.0.00	AUTORIDAD NACIONAL DEL AMBIENTE	24,894,100
1.08.1.0.0.0.00	INGRESOS CORRIENTES	8,345,500
1.08.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	8,345,500
1.08.1.2.1.0.00	RENTA DE ACTIVOS	1,389,900
1.08.1.2.1.1.00	ARRENDAMIENTOS	325,200
1.08.1.2.1.1.01	ARRENDAMIENTOS	5,200
1.08.1.2.1.1.02	DE LOTES Y TIERRAS	250,000
1.08.1.2.1.1.04	DE VIVIENDAS	70,000
1.08.1.2.1.3.00	INGRESO POR VENTA DE BIENES	41,400
1.08.1.2.1.3.01	PRODUCTOS AGRICOLAS	41,400
1.08.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,023,300
1.08.1.2.1.4.30	ESTUDIOS AMBIENTALES	1,023,300
1.08.1.2.3.0.00	TRANSFERÈNCIAS CORRIENTES	4,845,300
1.08.1.2.3.1.00	GOBIÈRNO CENTRAL	4,845,300
1.08.1.2.3.1.15	MINISTERIO DE PLANIFICACION Y POLITICA ECONOMICA	4,845,300
1.08.1.2.4.0.00	TASAS Y DERECHOS	2,060,300
1.08.1.2.4.1.00	DERECHOS	2,060,300
1.08.1.2.4.1.29	GUIAS Y EXTRACCION DE MADERA	1,553,700

1.08.1.2.4.1.36	CONCESIONES Y ACTIVIDADES DE FL	31,600
1.08.1.2.4.1.45	CONCESIONES VARIAS	322,700
1.08.1.2.4.1.56	ACTIVIDADES AREAS PROTEGIDAS	152,300
1.08.1.2.6.0.00	INGRESOS VARIOS	50,000
1.08.1.2.6.0.99	OTROS INGRESOS VARIOS	50,000
1.08.2.0.0.0.00	INGRESOS DE CAPITAL	16,548,600
1.08.2.2.0.0.00	RECURSOS DEL CREDITO	5,232,700
1.08.2.2.2.0.00	CREDITO EXTERNO	5,232,700
1.08.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	5,232,700
1.08.2.2.2.1.33	B.I.D. - ANAM (Pn-0122)	5,232,700
1.08.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	11,315,900
1.08.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	11,315,900
1.08.2.3.2.1.00	GOBIERNO CENTRAL	4,238,700
1.08.2.3.2.1.15	MINISTERIO DE PLANIFICACION Y POLITICA ECONO.	4,238,700
1.08.2.3.2.8.00	SECTOR EXTERNO	7,077,200
1.08.2.3.2.8.17	DONACIONES VARIAS	7,077,200

ARTICULO 46. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,652,400
Transferencias Corrientes, Aporte al Fisco y subsidios		904,700
Transferencias Corrientes	904,700	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		605,100
TOTAL DE GASTOS DE FUNCIONAMIENTO		8,162,200

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Investigación y Manejo de Rec. Naturales	4,210,600
Conservación y Desarrollo Sostenible	3,817,300
Fortalecimiento Institucional	5,704,000
TOTAL DE GASTOS DE INVERSION	13,731,900
TOTAL DE PRESUPUESTO DE GASTOS	21,894,100

CAPITULO VII

1.10 CAJA DE SEGURO SOCIAL

OBJETIVOS Y POLITICAS PARA 2004

OBJETIVOS:

Administrar y dirigir el régimen de la seguridad social, mediante la protección al trabajador y sus dependientes de los riesgos por enfermedad común, maternidad, invalidez, vejez, orfandad, auxilios funerales y riesgos profesionales dentro de las disposiciones que establece la legislación de la Caja de Seguro Social.

POLITICAS INSTITUCIONALES:

Servicios de Salud. Aumentar la cobertura que permita atender la demanda por servicios de salud y prestaciones sociales a todos los asegurados en el ámbito nacional. Evaluar y poner a disposición de los asegurados el cuadro básico de medicamentos.

Prestaciones y Pensiones. Brindar la protección necesaria al trabajador, mediante prestaciones en dinero por contingencias de enfermedad, maternidad, invalidez, vejez, muerte y riesgos profesionales.

Construcciones. Diseñar los planos y efectuar las construcciones de las instalaciones hospitalarias que permitirán brindar una mayor cobertura y un mejor servicio al asegurado.

ARTICULO 47. Para el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2004:

Ingresos Totales	1,592,006,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,592,006,000
Gastos	1,592,006,000

ARTICULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.10.0.0.0.0.00	CAJA DE SEGURO SOCIAL	1,592,006,000
1.10.1.0.0.0.00	INGRESOS CORRIENTES	1,154,412,000
1.10.1.1.0.0.00	INGRESOS TRIBUTARIOS	786,175,000
1.10.1.1.1.0.00	IMPUESTOS DIRECTOS	786,175,000
1.10.1.1.1.3.00	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	786,175,000

1.10.1.1.1.3.01	CUOTAS S.S. REGULAR Y ESPECIALES	725,970,000
1.10.1.1.1.3.02	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	60,205,000
1.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	199,048,000
1.10.1.2.1.0.00	RENTA DE ACTIVOS	2,100,000
1.10.1.2.1.1.00	ARRENDAMIENTOS	600,000
1.10.1.2.1.1.04	DE VIVIENDAS	600,000
1.10.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,500,000
1.10.1.2.1.4.10	PRIMA DE SEGUROS	1,500,000
1.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	37,630,000
1.10.1.2.3.1.00	GOBIERNO CENTRAL	37,630,000
1.10.1.2.3.1.12	MINISTERIO DE SALUD	37,630,000
1.10.1.2.6.0.00	INGRESOS VARIOS	159,318,000
1.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	5,000,000
1.10.1.2.6.0.10	VIGENCIAS EXPIRADAS	45,000,000
1.10.1.2.6.0.24	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	102,200,000
1.10.1.2.6.0.99	OTROS INGRESOS VARIOS	7,118,000
1.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	169,189,000
1.10.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	10,754,000
1.10.1.3.1.0.14	A INTERMEDIARIOS FINANCIEROS	2,917,000
1.10.1.3.1.0.17	A SECTOR PRIVADO	7,837,000
1.10.1.3.2.0.00	INT. Y COMISIONES GANADOS	157,349,000
1.10.1.3.2.0.14	INTERMEDIARIOS FINANCIEROS	73,731,000
1.10.1.3.2.0.21	POR GOBIERNO CENTRAL	83,618,000
1.10.1.3.3.0.00	CONTRIBUCION FONDOS DE PENSIONES	1,086,000
1.10.1.3.3.0.01	CAJA DE SEGURO SOCIAL JUBILADOS	400,000
1.10.1.3.3.0.03	FONDO DE RETIRO PRAA	686,000
1.10.2.0.0.0.00	INGRESOS DE CAPITAL	437,594,000
1.10.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	76,797,000
1.10.2.1.3.0.00	RECUPERACION DE PRESTAMOS	28,537,000
1.10.2.1.3.2.00	INSTITUCIONES DESCENTRALIZADAS	15,261,000
1.10.2.1.3.2.10	CAJA DE SEGURO SOCIAL(PROG.IVM)	15,261,000
1.10.2.1.3.4.00	INTERMEDIARIOS FINANCIEROS	5,575,000
1.10.2.1.3.4.30	BANCO HIPOTECARIO NACIONAL	5,575,000
1.10.2.1.3.7.00	SECTOR PRIVADO	7,701,000
1.10.2.1.3.7.03	PRESTAMOS HIPOTECARIOS	7,701,000
1.10.2.1.4.0.00	RECUPERACION DE COLOCACIONES	48,260,000
1.10.2.1.4.1.00	GOBIERNO CENTRAL	45,652,000
1.10.2.1.4.1.01	VALORES PUBLICOS	45,652,000
1.10.2.1.4.4.00	INTERMEDIARIOS FINANCIEROS	2,608,000
1.10.2.1.4.4.01	MAXI BONOS-C. Ahorro	2,608,000
1.10.2.6.0.0.00	RESERVA	360,797,000
1.10.2.6.0.0.00	USO DE RESERVA	360,797,000
1.10.2.6.0.1.00	USO DE RESERVA	360,797,000
1.10.2.6.0.1.01	RESERVA PARA INVERSIONES	360,797,000

ARTICULO 49. La estructura y asignación del presupuesto de gastos es la que a

continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		411,459,720
Transferencias Corrientes, Aporte al Fisco y subsidios		739,609,645
Transferencias Corrientes	739,609,645	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		536,635
TOTAL DE GASTOS DE FUNCIONAMIENTO		1,151,606,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Remod.y Const. de Establecim. de Salud	9,290,000
Adquisición de Maquinaria y Equipos	13,875,600
Inversiones Financieras	405,547,100
Adquisión de Inmueble	11,687,300
TOTAL DE GASTOS DE INVERSION	440,400,000
TOTAL DE PRESUPUESTO DE GASTOS	1,592,006,000

CAPITULO VIII

1.14 COMISIÓN DE LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Divulgación y aplicación de las normas legales existentes que rigen la competencia y y asuntos del consumidor, tomando como base la Ley 29 del 1 de febrero de 1996.

Promover la formación de una economía de libre mercado, el ejercicio de prácticas comerciales lícitas y el aumento del bienestar de los consumidores a través de la competencia.

Fortalecer la gestión de la CLICAC, como entidad gubernamental responsable de la regulación de la competencia y de defensa de los consumidores.

Promover el establecimiento de un ambiente económico, predominantemente

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competitivo.

Impulsar la formación de una nueva cultura de consumo, a través de la educación y divulgación de derechos y deberes a consumidores y proveedores.

Fortalecer los mecanismos de defensa de los consumidores, a través de la ejecución de las disposiciones de protección al consumidor, la coordinación interinstitucional, la descentralización y el apoyo a las organizaciónes en formación y el apoyo a las organizaciones conformadas en asociaciones de consumidores.

Fortalecer la divulgación hacia el consumidor sobre las condiciones del mercado de manera tal, que le permita alternativas de mejor precio y calidad de los bienes.

Promover y aplicar los mecanismos de competencia, proteger y defender los derechos de los consumidores.

Proveer el surgimiento de nuevas barreras no arancelarias.

Promover la competencia en sectores que se caracterizaron como monopolios estatales y proponer medidas para contrarrestar que la regulación se transforme en instrumentos de protección de las empresas establecidas.

Eliminar barreras a las entradas, basadas en los registros y contratos en los sectores todavía protegidos.

Establecer mecanismos de suministros de información de precios y características técnicas de bienes de consumo final.

Verificar el cumpliemiento de las normas industriales, técnicas de calidad, de salud y metrología.

METAS:

Implementar un sistema de informaciòn y orientación al consumidor y a los agentes económicos.

Establecer adecuados mecanismos de monitoreo para fiscalizar el cumplimiento de las disposiciones legales sobre competencia y el consumo.

Fortalecer institucionalmente la misión de la Comisiòn de Libre Competencia y Asuntos del Cosumidor.

Establecer la Red Nacional de Educación al Consumidor.

Aumentar la cobertura de los programas de Educación al Consumidor en el ámbito de la Educación formal a través del proyecto educativo "Club Estudiantil de Consumidores".

Concretizar programas de educación con las asociaciones de consumidores.

POLITICAS INSTITUCIONALES:

Ejecución de los programas y directrices contempladas en las políticas de la competencia del consumidor.

Fortalecimiento de la ejecución de la Ley mediante la adopción de una adecuada reglamentación y de la divulgación de la misma.

Aumento de la eficiencia técnica adminsitrativa de la institución como entidad gubernamental y antimonopolio y de defensa de los consumidores.

Colaboraciòn con los tribunales de la competencia para la aplicación eficiente de la Ley en beneficio del productor nacional.

ARTICULO 50. Para el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto de la COMISION DE LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR para la vigencia fiscal de 2004:

Ingresos Totales	3,637,100
Menos: Aumento de Reservas	
Ingresos Disponibles	3,637,100
Gastos	3,637,100

ARTICULO 51. El detalle del presupuesto de ingresos aprobado en el articulo anterior es el que a continuación se indica:

1.14.0.0.0.0.00	COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,637,100
1.14.1.0.0.0.00	INGRESOS CORRIENTES	3,637,100
1.14.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,637,100
1.14.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,637,100
1.14.1.2.3.1.00	GOBIERNO CENTRAL	3,637,100
1.14.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,637,100

ARTICULO 52. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor
Gastos de Operación	3,361,000
Transferencias Corrientes, Aporte al Fisco y subsidios	276,100

Transferencias Corrientes	276,100	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		3,637,100
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		3,637,100

CAPITULO IX

1.15 CONSEJO DE ADMINISTRACION DEL SIACAP

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Servir de ente ejecutor del Sistema de Ahorro y Capitalización de Pensiones de los Servidores Públicos que otorga beneficios adicionales a las pensiones de invalidez permanente, incapacidad permanente absoluta por riesgo profesional y de vejez, que concede la Ley Orgánica de la Caja de Seguro Social.

METAS:

Preparar y llevar a término el proceso de las Licitaciones Públicas Internacionales de la entidad Registradora Pagadora y de las entidades Administradoras de Inversiones para que incien sus funciones inmediatamente venzan los contratos actuales.

Emitir y notificar más de 6,000 Resoluciones de Reconocimiento a favor de los afiliados del SIACAP o sus beneficiarios.

Atender a 5,000 afiliados que necesiten orientación referente a su cuenta individual o que por algún motivo deban presentar reclamos relacionados con la misma.

POLITICAS INSTITUCIONALES:

Emitir los instructivos necesarios para el buen funcionamiento del SIACAP, impartir normas con carácter obligatorio para la entidad registradora pagadora y las entidades administradoras de inversiones.

Fiscalizar el funcionamiento y operaciones de la entidad registradora pagadora y de las entidades administradoras de inversiones.

ARTICULO 53. Para el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto del CONSEJO DE ADMINISTRACION DEL SIACAP para la vigencia fiscal de 2004:

Ingresos Totales	402,000
Menos: Aumento de Reservas	
Ingresos Disponibles	402,000
Gastos	402,000

ARTICULO 54. El detalle del presupuesto de ingresos aprobado en el articulo anterior es el que a continuación se indica:

1.15.0.0.0.0.00	CONSEJO DE ADMINISTRACION DEL SIACAP	402,000
1 15.1.0.0.0.00	INGRESOS CORRIENTES	402,000
1.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	402,000
1 15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	402,000
1 15.1.2.3.1.00	GOBIERNO CENTRAL	402,000
1 15.1.2.3.1.15	MINISTERIO DE PLANIFICACION Y POLITICA ECONOMICA	402,000

ARTICULO 55. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		375,000
Transferencias Corrientes, Aporte al Fisco y subsidios		27,000
Transferencias Corrientes	27,000	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		402,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION	
TOTAL DE PRESUPUESTO DE GASTOS	402,000

CAPITULO X

1.16 DEFENSORIA DEL PUEBLO

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Velar por la protección de los derechos y deberes individuales, morales y políticos consagrados en la Constitución Política de la República de Panamá.

Lograr el respeto y cumplimiento de los derechos y deberes consagrados en los convenios internacionales.

Promover la oportuna investigación, sobre una queja o actuación, para su esclarecimiento, y defender los derechos de las personas en cuanto a la educación, la salud, la vivienda, el trabajo, la seguridad.

Promover y divulgar los derechos humanos y políticos en la población, tanto los consignados en la Constitución Política de la República, como los previstos en los tratados, convenios y declaraciones internacionales.

METAS:

Establecer un programa de capacitación continua para los Oficiales de Derechos Humanos, asistentes y funcionarios de nivel medio.

Establecer un Convenio con ANAM y el Ministerio de Salud, para coadyuvar en la protección y conservación de la calidad de vida de la población y el ecosistema.

Garantizar el respeto de los derechos políticos de todos los ciudadanos, a través de la vigilancia y observación de los procesos electorales en todas sus etapas, hasta la consolidación de un sistema democrático, participativo y transparente.

Movilizar la sociedad civil a través de grupos de voluntarios en las áreas de de Educación y Promoción de los Derechos Humanos, Mediación para la Solución Pacifica Conflictos y Participación Ciudadana.

POLITICAS INSTITUCIONALES:

Rediseño de la estructura orgánica de puestos y salarios de acuerdo a los alcance definidos en el Plan Estratégicos Institucional.

Diseño de manuales de procesos y procedimiento institucionales y de instructivos para la optimización de los resultados de las actividades de las unidades.

Actualización y ampliación del acervo bibliográfico de la Biblioteca Especializada en textos y documentos sobre los Derechos Humanos.

Actualización tecnológica del departamento de Diseño Gráfico e Impresiones adecuándolo a las necesidades de producción de informes, revistas y textos que sirvan de insumo material a los programas de educación y capacitación.

ARTICULO 56. Para el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto de la DEFENSORIA DEL PUEBLO para la vigencia fiscal de 2004:

Ingresos Totales	2,325,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,325,900
Gastos	2,325,900

ARTICULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.16.0.0.0.0.00	DEFENSORIA DEL PUEBLO	2,325,900
1.16.1.0.0.0.00	INGRESOS CORRIENTES	2,325,900
1.16.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,325,900
1.16.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,325,900
1.16.1.2.3.1.00	GOBIERNO CENTRAL	2,325,900
1.16.1.2.3.1.01	ASAMBLEA LEGISLATIVA	2,325,900

ARTICULO 58. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		2,119,000
Transferencias Corrientes, Aporte al Fisco y subsidios		206,900
Transferencias Corrientes	206,900	
Subsidios		
Aporte al Fisco		

Servicio de la Deuda

TOTAL DE GASTOS DE FUNCIONAMIENTO	2,325,900

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION	
TOTAL DE PRESUPUESTO DE GASTOS	2,325,900

CAPITULO XI

1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE RECURSOS HUMANOS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Incrementar los préstamos y becas en la promoción y el desarrollo de las acciones que aseguren en el mercado nacional un adecuado equilibrio entre la oferta y la demanda de profesionales y técnicos de acuerdo al desarrollo económico y social del país.

Lograr el proceso de modernización institucional, dándole continuidad a la reestructuración administrativa, incrementar el proceso de automatización y continuar con la desburocratización de los procesos administrativos.

METAS:

Otorgar 20,795 becas a nivel nacional.

Colocar 1,712 préstamos a nivel nacional.

Construcción de la Agencia Regional en Panamá Oeste.

Adquisición de terreno para construir el Centro Estudiantil y Regional de Veraguas

Equipamiento de computadoras para los centro estudiantiles de Coclé, Chiriquí, Herrera, Darién , Los Santos y Veraguas.

POLITICAS INSTITUCIONALES:

Mejorar la organización interna de la Institución, buscando adecuar las funciones de la misma, a una gestión más ágil en relación a la operación de la Institución, y a la adjudicación, trámite y ejecución de las becas y préstamos.

Mejoramiento de la calidad de la administración, desburocratizando procesos y ofreciendo servicios de calidad.

Modernización Institucional en función de la política del Gobierno de desarrollo social con eficiencia económica.

Continuar con las acciones más efectivas en cuanto a la recuperación de los préstamos otorgados, mediante la utilización del Juzgado Ejecutor y estableciendo los mecanismos adecuados que permitan agilizar las gestiones de cobro.

Desarrollo de nuevos procesos administrativos y ampliación de la cobertura de los programas, especialmente asistencia educativa,(Becas de Estudios).

ARTICULO 59. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2004:

Ingresos Totales	49,814,500
Menos: Aumento de Reservas	9,289,800
Ingresos Disponibles	40,524,700
Gastos	40,524,700

ARTICULO 60 El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.20.0.0.0.0.00	IFARHU	49,814,500
1.20.1.0.0.0.00	INGRESOS CORRIENTES	42,395,000
1.20.1.1.0.0.00	INGRESOS TRIBUTARIOS	35,944,000
1.20.1.1.1.0.00	IMPUESTOS DIRECTOS	35,944,000
1.20.1.1.1.4.00	SEGURO EDUCATIVO	35,944,000
1.20.1.1.1.4.99	OTROS SEGURO EDUCATIVO	35,944,000
1.20.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,729,500
1.20.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	97,800
1.20.1.2.3.3.00	EMPRESAS PUBLICAS	97,800
1.20.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICIENCIA	97,800
1.20.1.2,4.0.00	TASAS Y DERECHOS	652,700
1.20.1.2.4.2.00	TASAS	652,700
1.20.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	652,700
1.20.1.2.6.0.00	INGRESOS VARIOS	979,000

1.20.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	101,000
1.20.1.2.6.0.99	OTROS INGRESOS VARIOS	878,000
1.20.1.3.0.0.00	OTROS INGRESOS CORRIENTES	4,721,500
1.20.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	4,721,500
1.20.1.3.1.0.17	A SECTOR PRIVADO	4,721,500
1.20.2.0.0.0.00	INGRESOS DE CAPITAL	7,419,500
1.20.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	7,419,500
1.20.2.1.3.0.00	RECUPERACION DE PRESTAMOS	7,419,500
1.20.2.1.3.7.00	SECTOR PRIVADO	7,419,500
1.20.2.1.3.7.02	PRESTAMOS EDUCATIVOS	7,419,500

ARTICULO 61. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,192,200
Transferencias Corrientes, Aporte al Fisco y subsidios		21,467,500
Transferencias Corrientes	21,467,500	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		5,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		27,664,700
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Crédito Educativo		12,500,000
Construcciones, Mej. y Equipamiento		360,000
TOTAL DE GASTOS DE INVERSION		12,860,000
TOTAL DE PRESUPUESTO DE GASTOS		40,524,700

CAPITULO XII

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Elevar el nivel cualitativo y la relevancia de las actividades de investigación y desarrollo.

Reorientar las acciones de la investigación y desarrollo tecnológico del IDIAP hacia un enfoque de sistemas de producción, según las demandas tecnológicas agroalimentarias y agroindustriales de su entorno relevante.

Promover, mediante la tecnificación, una investigación real de los diferentes tipos de economías rurales al proceso productivo nacional, de cara a alcanzar un desarrollo sostenible, para el sector agropecuario.

Impulsar el desarrollo agropecuario regional sustentable, basado en la incorporación de avances derivados de la investigación, el desarrollo y la transferencia de tecnología para la óptima utilización y conservación de los recursos del entorno rural, con una verdadera conciencia agroecológica.

METAS:

Investigación Agrícola:

Granos Básicos: Realización de 46 actividades en los rubros arroz, maíz y frijol; las cuales incluyen evaluación, control de plagas, validación y mejoramiento.

Fruticultura: Realización de 27 actividades en los rubros plátano, café y piña; las cuales incluyen evaluación, control de plagas, validación y mejoramiento.

Horticultura: Realización de 58 actividades en los rubros tomate, zapallo, melón, pimentón y sandía; las cuales incluyen evaluación, control de plagas, validación, mejoramiento y banco de germoplasma.

Raíces y Tallos Reservantes: Realización de 29 actividades en los rubros yuca, ñame, otoe y papa; las cuales incluyen evaluación, control de plagas, validación y mejoramiento.

Agroetoxicología: Realización de 6 actividades para evaluar el comportamiento en los ecosistemas agropecuarios de plagicidas en cultivos como el melón, maíz, arroz, hortalizas de tierras altas, etc.

Biotecnología: Realización de 8 actividades en conservación, embriogenesis, micropropagación, aislamiento, caracterización y saneamiento en cultivos como ñame, otoe, yuca, camote, piña, etc.

Agroindustria: Realización de 4 actividades que posibiliten el aprovechamiento agroindustrial en cultivos como el ñame, yuca, piña, melón.

Especies Forestales y Agroforestería: Realización de 2 actividades agrosilvipastoriles y de agroforestería.

Investigación Pecuaria:

Producción Animal: Realización de 95 actividades en ganado bovino de leche para incrementar la productividad y eficiencia del hato; entre las actividades se incluyen mejoramiento genético, evaluación, validación y otras.

Semillas:

Realización de actividades que incluyen la producción de semilla básica y certificada de tomate, pimentón, y arroz; multiplicación de semillas de piña, yuca, poroto; híbridos de maíz; producción de semillas y leguminosas.

Socioeconomía:

Ejecución de 48 actividades que incluyen la realización de estudios económicos y de adopción, estudios de competitividad de las cadenas productivas en cultivos como el melón, caracterización de áreas geográficas, etc.

Productos y Servicios:

Elaboración de publicaciones, tales como: informes técnicos, metas de investigación, folletos divulgativos, guías técnicas, revistas científicas y memoria anual.

Realización de 200 eventos de capacitación con un aproximado de 9,000 participantes.

Realización de 32 actividades en las unidades productivas, laboratorios y unidades de semillas, los cuales aportan el 90% de los ingresos generados por el IDIAP.

POLITICAS INSTITUCIONALES:

Promover la generación de opciones técnicas agropecuarias para el sector, a través del uso adecuado de los factores de producción que contribuyan a que el productor obtenga resultados efectivos, mediante la aplicación eficaz de la tecnología.

ARTICULO 62. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto del INSTITUTO DE INVESTIGACIONES

AGROPECUARIAS para la vigencia fiscal de 2004:

Ingresos Totales	6,548,500
Menos: Aumento de Reservas	
Ingresos Disponibles	6,548,500
Gastos	6,548,500

ARTICULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.25.0.0.0.0.00	INST. DE INVESTIGACIONES AGROPECUARIAS	6,548,500
1.25.1.0.0.0.00	INGRESOS CORRIENTES	5,503,500
1.25.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,503,500
1.25.1.2.1.0.00	RENTA DE ACTIVOS	500,000
1.25.1.2.1.3.00	INGRES. POR VENTA DE BIENES	500,000
1.25.1.2.1.3.01	PRODUCTOS AGRICOLAS	500,000
1.25.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,003,500
1.25.1.2.3.1.00	GOBIERNO CENTRAL	5,003,500
1.25.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	5,003,500
1.25.2.0.0.0.00	INGRESOS DE CAPITAL	1,045,000
1.25.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,045,000
1.25.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,005,000
1.25.2.3.2.1.00	GOBIERNO CENTRAL	930,000
1.25.2.3.2.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	930,000
1.25.2.3.2.8.00	SECTOR EXTERNO	75,000
1.25.2.3.2.8.08	DONACIONES VARIAS	75,000
1.25.2.3.4.0.00	OTROS	40,000
1.25.2.3.4.0.03	MATANZA	40,000

ARTICULO 64. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		4,270,700
Transferencias Corrientes, Aporte al Fisco y subsidios		1,128,700
Transferencias Corrientes	1,128,700	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		104,100
TOTAL DE GASTOS DE FUNCIONAMIENTO		5,503,500

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Investigación Agropecuaria	940,000
Apoyo a la Investigación	105,000
TOTAL DE GASTOS DE INVERSION	1,045,000
TOTAL DE PRESUPUESTO DE GASTOS	6,548,500

CAPITULO XIII

1.30 INSTITUTO NACIONAL DE CULTURA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Promover, defender, salvaguardar, orientar y recuperar los valores culturales de la Nación Panameña.

Integrar las comunidades en los mecanismos de gestión cultural, convirtiéndolos en entes organizados y medios de autogestión.

Promover el desarrollo de Lineamientos de la Política Cultural del Estado.

METAS:

Ejecutar los programas, actividades y proyectos incluidos en el presupuesto 2004 y lograr un mínimo de ejecución del 95%, especialmente en los proyectos de inversión.

Continuar la conservación de los Bienes Patrimoniales de la Institución.

POLITICAS INSTITUCIONALES:

Divulgar la cultura en las diferentes manifestaciones artísticas relacionada con la comunidad y la identidad nacional.

Mejorar la calidad de enseñanza en las escuelas de bellas artes a nivel nacional, dotando a las mismas de recursos humanos y técnicos.

Implementar políticas culturales que permitan un desarrollo consono a la realidad actual para la infancia y la juventud.

Fomentar en las escuelas el gusto por el arte, la literatura y el folklore, logrando la participación de los educadores y educando en la ejecución de las actividades culturales.

Promover actividades culturales para desarrollar la creatividad y el espíritu lúdico.

Propiciar un programa nacional de conservación de los bienes muebles artísticos del estado y la iglesia católica como forma de proteger el patrimonio cultural.

ARTICULO 65. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2004:

Ingresos Totales	7,084,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,084,000
Gastos	7,084,000

ARTICULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.30.0.0.0.0.00	INSTITUTO NACIONAL DE CULTURA	7,084,000
1.30.1.0.0.0.00	INGRESOS CORRIENTES	6,522,000
1.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,522,000
1.30.1.2.1.0.00	RENTA DE ACTIVOS	200,000
1.30.1.2.1.1.00	ARRENDAMIENTOS	75,000
1.30.1.2.1.1.01	ARRENDAMIENTOS	75,000
1.30.1.2.1.3.00	INGRESO POR VENTA DE BIENES	50,000
1.30.1.2.1.3.10	IMPRESOS Y FORMULARIOS	50,000
1.30.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	75,000
1.30.1.2.1.4.99	OTROS SERV. AUTOGESTION	75,000
1.30.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,307,000
1.30.1.2.3.1.00	GOBIERNO CENTRAL	6,298,000
1.30.1.2.3.1.07	MINISTERIO DE EDUCACION	6,298,000
1.30.1.2.3.3.00	EMPRESAS PUBLICAS	9,000
1.30.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICIENCIA	9,000
1.30.1.2.6.0.00	INGRESOS VARIOS	15,000
1.30.1.2.6.0.99	OTROS INGRESOS VARIOS	15,000
1.30.2.0.0.0.00	INGRESOS DE CAPITAL	562,000
1.30.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	562,000
1.30.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	562,000
1.30.2.3.2.1.00	GOBIERNO CENTRAL	337,000
1.30.2.3.2.1.07	MINISTERIO DE EDUCACION	337,000

1.30.2.3.2.2.00	INSTITUCIONES DESCENTRALIZADAS	225,000
1.30.2.3.2.2.45	INSTITUTO PANAMENO DE TURISMO	225,000

ARTICULO 67. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,797,300
Transferencias Corrientes, Aporte al Fisco y subsidios		724,700
Transferencias Corrientes	724,700	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		6,522,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Mantenimiento, Restauraciones de Obras	562,000
TOTAL DE GASTOS DE INVERSION	562,000
TOTAL DE PRESUPUESTO DE GASTOS	7,084,000

CAPITULO XIV

1.35 INSTITUTO NACIONAL DE DEPORTES

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Contribuir a través del deporte y la recreación a la formación espiritual, corporal y mental del niño, mujer y hombre panameño, a fin de hacer seres humanos más completos en cuerpo y mente, que sirvan al desarrollo y crecimiento del país frente a los retos del 2004.

Orientar, fomentar, dirigir y coordinar las actividades deportivas en el territorio nacional.

METAS:

Sistematizar y automatizar los departamentos de Presupuesto, Contabilidad, Compras y Tesorería.

Recuperar la cartera morosa, comerciar las vallas de los Coliseos, para la captación de ingresos que beneficien a la institución.

Agilizar y desarrollar las operaciones de la Institución a través de la actualización de la sistematización de los procesos.

Organizar los procedimientos de la Dirección Administrativa a través del SIAFPA

POLITICAS INSTITUCIONALES:

Orientar, fomentar e incrementar la oferta de recursos para impulsar la organización y el desarrollo de actividades deportivas y recreativas a nivel nacional e internacional.

Desarrollar los lineamientos de políticas para lograr gradualmente la máxima participación de la población en la actividad deportiva organizada.

Desarrollar políticas de mejoramiento del prestigio del deporte panameño a nivel internacional, de fortalecimiento institucional y de manifestación del deporte.

ARTICULO 68. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2004:

Ingresos Totales	6,162,800
Menos: Aumento de Reservas	
Ingresos Disponibles	6,162,800
Gastos	6,162,800

ARTICULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.35.0.0.0.0.00	INSTITUTO NACIONAL DE DEPORTES	6,162,800
1.35.1.0.0.0.00	INGRESOS CORRIENTES	5,787,800
1.35.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,787,800
1.35.1.2.1.0.00	RENTA DE ACTIVOS	201,100
1.35.1.2.1.1.00	ARRENDAMIENTOS	141,100
1.35.1.2.1.1.01	ARRENDAMIENTOS	141,100
1.35.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	60,000
1.35.1.2.1.5.06	ESPECTACULOS PUBLICOS	60,000

1.35.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,506,700
1.35.1.2.3.1.00	GOBIERNO CENTRAL	5,456,700
1.35.1.2.3.1.07	MINISTERIO DE EDUCACION	5,456,700
1.35.1.2.3.3.00	EMPRESAS PUBLICAS	50,000
1.35.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICIENCIA	50,000
1.35.1.2.6.0.00	INGRESOS VARIOS	80,000
1.35.1.2.6.0.99	OTROS INGRESOS VARIOS	80,000
1.35.2.0.0.0.00	INGRESOS DE CAPITAL	375,000
1.35.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	375,000
1.35.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	375,000
1.35.2.3.2.1.00	GOBIERNO CENTRAL	375,000
1.35.2.3.2.1.07	MINISTERIO DE EDUCACION	375,000

ARTICULO 70. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		4,395,600
Transferencias Corrientes, Aporte al Fisco y subsidios		1,322,000
Transferencias Corrientes	1,322,000	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		70,200
TOTAL DE GASTOS DE FUNCIONAMIENTO		5,787,800
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Construcciones y Mejoras		375,000
TOTAL DE GASTOS DE INVERSION		375,000
TOTAL DE PRESUPUESTO DE GASTOS		6,162,800

CAPITULO XV

1.37 INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Desarrollar acciones formativas para mejorar la calificación técnica del recurso humano nacional.

Habilitar la infraestructura física de talleres y oficinas administrativas, para brindar un mejor servicio formativo.

Preparar el recurso humano con adecuados niveles de calidad, de acuerdo a las exigencias del mercado laboral y según los avances tecnológicos de la producción y la administración.

Establecer un sistema para el aseguramiento de la calidad en el proceso formativo.

Incursionar en la formación basada en normas de competencia laboral.

METAS:

Desarrollar 2,234 acciones formativas, con matrícula prevista de 35,820 participantes a nivel nacional.

Desarrollar en la modalidad de centro fijo 1,582 cursos, con matrícula de 25,264 participantes, entre los que se incluyen los cursos de formación profesional DUAL, con predominio en centro y predominio en la empresa.

Desarrollar 628 cursos mediante acciones móviles, con 10,124 participantes, lo cual incluye cursos y participantes de formación metodológica para aspirantes a instructores e instructores activos.

Desarrollar 24 cursos de formación en la empresa, con matrícula de 432 participantes.

Lograr una organización eficiente y eficaz en el servicio de formativo que se brinda.

POLITICAS INSTITUCIONALES:

POLITICAS DE ENFOQUE INSTITUCIONAL: Comprenden acciones estratégicas en respuesta a los análisis FODA, las que incluyen pautas para mejorar la gestión operativa, normativa y técnica, bajo una coordinación efectiva en aspectos técnicos, administrativos y operativos.

POLITICAS DE ENFOQUE EDUCATIVO: Incluye acciones estratégicas que procuran mejorar la calidad del servicio formativo, lo que implica actualización del diseño curricular bajo normas de competencia laboral y la acreditación de programas y centros públicos y privados de formación técnico profesional.

POLITICAS DE ENFOQUE SOCIAL: Bajo esta orientación la Institución garantiza su aporte al desarrollo humano sostenible, contribuir a reducir el nivel de pobreza, integrar a los grupos excluidos y lograr una equitativa distribución de la riqueza. Se atenderá la demanda social de capacitación en sectores poblacionales en desventaja como son mujeres jefas de hogar, indígenas, jóvenes y desempleados, y del sector informal.

POLITICAS DE ENFOQUE ECONOMICO: El enfoque incluye la respuesta institucional a las necesidades formativas de los tres (3) sectores productivos de la economía, en función de los avances tecnológicos, del proceso de industrialización y de las actividades económicas con mayor auge y generación de empleo. En este sentido la atención está dirigida a la demanda de capacitación en la micro, pequeña y mediana empresa, así como al recurso humano que se desempeña en actividades productivas del Sector Informal.

ARTICULO 71. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL para la vigencia fiscal de 2004:

Ingresos Totales	9,756,000
Menos: Aumento de Reservas	930,100
Ingresos Disponibles	8,825,900
Gastos	8,825,900

ARTICULO 72. El detalle del presupuesto de ingresos aprobado en l artículo anterior es el que a continuación se indica:

1.37.0.0.0.0.00	INSTITUTO NAL. DE FORMACION PROFESIONAL	9,756,000
1.37.1.0.0.0.00	INGRESOS CORRIENTES	9,756,000
1.37.1.1.0.0.00	INGRESOS TRIBUTARIOS	9,606,000
1.37.1.1.1.0.00	IMPUESTOS DIRECTOS	9,606,000
1.37.1.1.1.4.00	SEGURO EDUCATIVO	9,606,000
1.37.1.1.1.4.99	OTROS SEGURO EDUCATIVO	9,606,000
1.37.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	150,000
1.37.1.2.1.0.00	RENTA DE ACTIVOS	90,000
1.37.1.2.1.3.00	INGRESO POR VENTA DE BIENES	90,000
1.37.1.2.1.3.09	TALLERES ARTESANALES	90,000
1.37.1.2.6.0.00	INGRESOS VARIOS	60,000
1.37.1.2.6.0.99	OTROS INGRESOS VARIOS	60,000

ARTICULO 73. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,874,700
Transferencias Corrientes, Aporte al Fisco y subsidios		714,700
Transferencias Corrientes	714,700	
Subsidios		

Aporte al Fisco

Servicio de la Deuda	1,500
TOTAL DE GASTOS DE FUNCIONAMIENTO	7,590,900

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Construcciones y Mejoras a Obras	85,000
Equipamiento de Centros y Sub-Centros	120,000
Granjas Sostenibles	100,000
Sistema de Form. Profes. - Dual	930,000
TOTAL DE GASTOS DE INVERSION	1,235,000
TOTAL DE PRESUPUESTO DE GASTOS	8,825,900

CAPITULO XVI

1.40. INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Fortalecer e impulsar la accion de prevención, habilitación, educación y capacitación laboral de niños y niñas con discapacidades físicas, sensoriales y conductuales a nivel nacional con proyección comunitaria.

Continuar con el proceso de integración de cooperación intra e intersectorial con el propósito de asegurar el cumplimiento de los objetivos del Plan de Educación Inclusiva.

Planificar, organizar e implementar los servicios educativos especializados a nivel nacional en forma interdisciplinaria en coordinación con las agencias gubernamentales y privadas de los sectores de educación, salud, trabajo y comercio.

Continuidad de aquellos programas destinados a atender la población de extrema pobreza (apoyo al bienestar estudiantil), como también los dirigidos a desarrollar las habilidades psicopedagógicas de la población con necesidades especiales (Aulas de Recursos); y fortalecer los programas de eliminación de todas las formas de discriminación al discapacitado (barreras arquitectónicas).

Fortalecer los programas de Prevención y estimulación temprana en la población de alto riesgo, coordinando eficientemente las acciones interdiciplinarias del Ministerio de Salud, Educación e IPHE.

Desarrollar investigaciones educativas que permitan aportar nuevas opciones y perspectivas en el campo de la Educación Especial.

METAS:

Lograr nuevos enfoques de investigación, planificación, ejecución, seguimiento y evaluación de los procesos educativos que se les brinda a las niñas y jóvenes con necesidades educativas especiales.

Diseñar una normativa que regule el acceso, permanencia, promoción y acreditación de la población con necesidad educativa especial que especifiquen la organización de los servicios y recursos de apoyo, la aplicación de las adaptaciones curriculares, los criterios y procedimientos de evaluación entre otros.

Desarrollar proyectos de educación inclusiva en un conjunto de escuelas de educación básica general seleccionada en todas las regiones del país, que sirvan de experiencia, referencia y demostración para su progresiva generalización en todo el país.

Fortalecer los programas de actualización, capacitación, investigación y perfeccionamiento del recurso humano, encargado de la educación del niño, niña y joven con necesidades especiales.

Desarrollar acciones encaminadas a implementar trece nuevos Centros de Recursos.

Perfeccionar la gestión de apoyo a los programas nutricionales, continuando la expansión de la cobertura y propiciando el mejor comportamiento del Programa, sobre todo lo relacionado con la leche, la galleta y la crema enriquecida.

Efectuar transformaciones estructurales a la educación especial que conlleven el uso de tecnologías de información y comunicación.

POLITICAS INSTITUCIONALES:

Fortalecer la coordinación y participación horizontal entre las instituciones gubernamentales y las ONG'S Nacionales e Internacionales, a fin de establecer una convergencia y complementariedad eficaz en la atención integral de la población con necesidades educativas especiales.

Dotar a los niños, niñas y jóvenes con Necesidades Especiales de un medio que les permita el libre acceso a todas las oportunidades que le brinda el entorno que los rodea.

Garantizar al estudiante con necesidades educativas especiales por razones de discapacidad al acceso, la inclusión y la calidad educativa en el sistema educativo regular.

Fortalecer el Plan Nacional de Inclusión de niños y niñas con necesidades educativas especiales y discapacidad en el Sistema Educativo Regular.

Impulsar acciones de formación continua y sistemática para el personal docente, administrativo y padres de familia, en los procesos de inclusión educativa, social y laboral, de la niña, el niño y el joven con discapacidad.

Supervisar la aplicación, atención y cumplimiento de los instrumentos legales, que desarrollan las acciones de promoción, educación y rehabilitación de las personas con discapacidad.

Promover y expandir planes que permitan diversificar la formación laboral y profesional de las personas con discapacidad, a fin de participar activamente en la vida de su comunidad.

Desarrollar la formulación y capacidad profesional del recurso humano de manera sistemática y permanente en los procesos de inclusión educativa, social y laboral en el contexto destinado a la Educación Especial.

Garantizar los procesos de planificación y gestión administrativa que permita la operacionalización eficiente de los recursos destinados a la Educación Especial.

Propiciar un mayor conocimiento sobre la situación de las personas con discapacidad con el propósito de impulsar un cambio de actitud en la sociedad frente a ellos, de manera que se reconozca el ejercicio de sus deberes y derechos como a cualquier otro ciudadano.

ARTICULO 74. Para el cumplimiento de los objetivo y de las políticas descritas anteriormente apruébasele presupuesto del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2004.

Ingresos Totales	13,153,300
Menos: Aumento de Reservas	
Ingresos Disponibles	13,153,300
Gastos	13,153,300

ARTICULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.40.0.0.0.0.00	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	13,153,300

1.40.1.0.0.0.00	INGRESOS CORRIENTES	12,113,300
1.40.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	12,113,300
1.40.1.2.1.0.00	RENTA DE ACTIVOS	271,100
1.40.1.2.1.1.00	ARRENDAMIENTOS	7,000
1.40.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	7,000
1.40.1.2.1.3.00	INGRESO POR VENTA DE BIENES	243,100
1.40.1.2.1.3.09	TALLERES ARTESANALES	225,100
1.40.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	18,000
1.40.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	21,000
1.40.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	21,000
1.40.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	11,563,200
1.40.1.2.3.1.00	GOBIERNO CENTRAL	11,557,200
1.40.1.2.3.1.07	MINISTERIO DE EDUCACION	11,557,200
1.40.1.2.3.6.00	MUNICIPIOS	6,000
1.40.1.2.3.6.01	MUNICIPIO DE PANAMA	6,000
1.40.1.2.4.0.00	TASAS Y DERECHOS	117,000
1.40.1.2.4.1.00	DERECHOS	18,000
1.40.1.2.4.1.33	SERVICIO DE GUARDERIA	18,000
1.40.1.2.4.2.00	TASAS	99,000
1.40.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES.	99,000
1.40.1.2.6.0.00	INGRESOS VARIOS	162,000
1.40.1.2.6.0.99	OTROS INGRESOS VARIOS	162,000
1.40.2.0.0.0.00	INGRESOS DE CAPITAL	1,040,000
1.40.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	40,000
1.40.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	40,000
1.40.2.3.2.1.00	GOBIERNO CENTRAL	40,000
1.40.2.3.2.1.07	MINISTERIO DE EDUCACION	40,000
1.40.2.4.0.0.00	SALDO EN CAJA Y BANCO	1,000,000
1.40.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,000,000
1.40.2.4.2.0.01	SALDO DE CAPITAL	1,000,000

ARTICULO 76. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		11,484,700
Transferencias Corrientes, Aporte al Fisco y subsidios		1,519,600
Transferencias Corrientes	1,519,600	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		9,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		13,013,300

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Construcciones y Reparaciones	60,000
Mobiliario y Equipo	80,000
TOTAL DE GASTOS DE INVERSION	140,000
TOTAL DE PRESUPUESTO DE GASTOS	13,153,300

CAPITULO XVII

1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Lograr el fortalecimiento del Movimiento Cooperativo mediante el desarrollo de acciones institucionales dirigidas a propiciar una mayor intergración cooperativa.

Inducir en las cooperativas el desarrollo de proyectos cónsonos con el entorno socio económico, mediante la adecuada coordinación con instituciones e instancias correspondientes.

Ofrecer atención a grupos en formación interesados, orientándolos a que se constituyan especializadas, atendiendo la actividad principal que realizarán.

Lograr el cumplimiento de los objetivos del programa de Cooperativismo Escolar.

Implementar un programa de fiscalización a las operaciones de las asociaciones cooperativas, con el fin de salvaguardar los ahorros de los asociados en sus empresas cooperativas.

Lograr el cumplimiento de las disposiciones establecidas en la Ley 42 de 2 de octubre de 2000 referente a la Prevención del Delito de Blanqueo de Capitales en las Cooperativas de Ahorro y Crédito y aquellas que realizan actividades afines.

Orientar a las cooperativas en aspectos de resgistro, así como en lo referente a sus cargos directivos y estatutarios.

METAS:

Lograr el fortalecimiento administrativo y empresarial de las cooperativas de base, las Federaciones, promover una mayor integración mediante la realización de actividades Inter cooperativas para estimular la coordinación y relación entre ellas.

Gestionar e implementar convenios o acuerdos con instituciones públicas o privadas nacionales o internacionales para procurar recursos que redunden en el fortalecimiento del Sector Cooperativo.

Brindar asesoría a las cooperativas en el diseño de planes y programas que indican su desarrollo a corto y mediano plazo.

Lograr la constitución al menos de seis (6) cooperativas a nivel nacional.

Ejecutar un total de cincuenta y ocho (58) auditorías a igual número de cooperativas, a fin de fiscalizar las operaciones administrativas y financieras de estas asociaciones cooperativas.

Realizar ciento treinta (130) fiscalizaciones a las operaciones de Cooperativas de Ahorro y Crédito y aquellas de otros tipos que ofrecen servicio de ahorro y crédito, con la finalidad de verificar el cumplimiento de la Ley 42 de 2 de octubre de 2000 referente a la Prevención del Delito y Blanqueo de Capitales.

Brindar asistencia técnica en diversas áreas a un total de trescientas cuarenta (340) cooperativas ubicadas en las diferentes Direcciones Provinciales.

POLITICAS INSTITUCIONALES:

Promover la integración del sistema cooperativo, orientando en la constitución y legalización de cooperativas a nivel vertical y horizontal.

Atender a cooperativas y grupos interesados, enfatizando en aquellos con posibilidad de participar en la adquisición de empresas, la administración o prestación de servcios, bajo las modalidades contempladas en la Ley Cooperativa.

Propiciar una efectiva comunicación formal interna en la institución.

Promover un mayor intercambio de experiencia e integración entre las asociaciones cooperativas.

Actualizar y capacitar al personal de la Institución en cuanto a los objetivos, en función de las nuevas tendencias.

Promover mayores incentivos y motivación para que todo el personal se sienta participe de los logros institucionales.

Priorizar el seguimiento hacia aquellas cooperativas que se han constituido como parte del proceso de privatización de empresas o servicios estatales.

Ofrecer orientación al sector cooperativo, para que se haga partícipe de las políticias de modernización económica por efecto del proceso de globalización.

ARTICULO 77. Para el cumplimiento de los objetivos y de las política descritas anteriormente apruébase el presupuesto del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2004:

Ingresos Totales	3,689,000
Menos: Aumento de Reservas	539,000
Ingresos Disponibles	3,150,000
Gastos	3,150,000

ARTICULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.42.0.0.0.0.00	INSTITUTO PANAMENO AUTONOMO COOPERATIVO	3,689,000
1.42.1.0.0.0.00	INGRESOS CORRIENTES	3,689,000
1.42.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,099,000
1.42.1.1.1.0.00	IMPUESTOS DIRECTOS	3,099,000
1.42.1.1.1.4.00	SEGURO EDUCATIVO	3,099,000
1.42.1.1.1.4.99	OTROS SEGURO EDUCATIVO	3,099,000
1.42.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	590,000
1.42.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	565,000
1.42.1.2.3.7.00	SECTOR PRIVADO	565,000
1.42.1.2.3.7.01	5% APORTE DE LAS COOPERATIVAS	565,000
1.42.1.2.6.0.00	INGRESOS VARIOS	25,000
1.42.1.2.6.0.99	OTROS INGRESOS VARIOS	25,000

ARTICULO 79. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		2,882,600
Transferencias Corrientes, Aporte al Fisco y subsidios		265,300
Transferencias Corrientes	265,300	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		2,100

TOTAL DE GASTOS DE FUNCIONAMIENTO	3,150,000
PRESUPUESTO DE INVERSIONES	
PROGRAMAS	
TOTAL DE GASTOS DE INVERSION	
TOTAL DE PRESUPUESTO DE GASTOS	3,150,000

CAPITULO XVIII

1.45 INSTITUTO PANAMEÑO DE TURISMO

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Efectuar la planificación, programación, análisis, orientación, coordinación, evaluación y facilitación de la política nacional de turismo de acuerdo a los planes y pautas de desarrollo nacional establecidas por el Organo Ejecutivo.

Preparar y realizar los análisis e investigaciones que permitan planificar y formular el marco político y acciones que orienten y dirijan el desarrollo estratégico de las actividades turísticas, a corto, mediano y largo plazo en la República de Panamá.

Coordinar la cooperación internacional a través de los mecanismos establecidos para tales efectos, la Autoridad gestionará la cooperación descentralizada directamente con las fuentes.

Promover esquemas de participación de los sectores públicos y privados para el desarrollo turístico nacional.

Planificar, habilitar, parcelar y desarrollar las áreas y/o Zonas que se dediquen a las actividades turísticas.

METAS:

Realizar estudios de los mercados emisores actuales y potenciales para posicionar la oferta turística nacional competitivamente, incluyendo las estrategias de mercado adecuadas para segmentos específicos.

Crear conciencia, credibilidad y confianza en el potencial de la oferta turística, facilitando los esfuerzos de turismo interno, incluyendo el desarrollo de nuevos servicios y productos para atender las necesidades de esparcimiento a turistas y visitantes extranjeros.

Incrementar el flujo de visitantes nacionales desde / hacia todos los sitios de interés turístico dentro de la República, de manera tal, que se maximicen los beneficios derivados de esfuerzos promocionales, de venta de inversión y desarrollar nuevos centros de interés turístico regionales.

Coordinar a nivel interinstitucional para lograr el fortalecimiento y la unificación de criterios en la gestión educativa en materia turística que conlleva la formulaicón, planeamiento, desarrollo, mejoramiento, aseguramiento de la calidad y vinculación de los curricula en turismo que se ofertan en todos los niveles de educación nacional.

Planificar, ejecutar y contribuir a la formación y desarrollo profesional permanente, de actitudes y aptitudes necesarias para alcanzar la calidad y competitividad en el sector turismo.

POLITICAS INSTITUCIONALES:

En concordancia con las políticas públicas nacionales establecidas por el Gobierno Nacional a través del Ministerio de Economía y Finanzas, la política del Instituto Panameño de Turismo se basa en su Visión y Misión como parte importante de un sector de la economía que aportará beneficios incalculables al desarrollo de nuestro país, convencidos de que cuenta con la capacidad para responder rápidamente al reto de lograr crecimiento y bienestar a la población panameña.

En un sentido, la política del IPAT se orientará a contribuir al logro de tres grandes Objetivos planteados en el Plan Nacional: generar divisas, crear empleo y fortalecer el desarrollo regional.

Dicha política, además, propone:

Propiciar proyectos para la Puesta en Valor de los sitios y bienes patrimoniales para incorporarlos al sector turismo.

Organizar, coordinar y apoyar la promoción turística de la imagen de la República de Panamá en el ámbito nacional e internacional, incluyendo estrategias de mercados adecuados para segmentos específicos del mercado global con relación al turismo, para incrementar la demanda turística internacional hacia el país.

Establecer un eficiente y eficaz servicio de información y orientación turística, dando a conocen el exterior los servicos, facilidades, atracciones y productos que brinda el país, estimulando la demanda de oferta turística mediante la realización de campañas de promoción de las actividades turísticas y creando conciencia nacional sobre las bondades y beneficios que ofrece el sector turismo como herramientas clave para impulsar el desarrollo socio económico.

Contribuir al fomento del desarrollo sostenible del turismo en las provincias y comarcas a través de los planes, programas proyectos y estrategias que impulse la Institución para el desarrollo del turismo interno en el ámbito nacional.

Apoyar el desarrollo de todas las acciones que faciliten las actividades de la empresa privada con el objetivo de impulsar el fomento y desarrollo del turismo en la República de Panamá.

Establecer los programas de cultura turística nacional, con el objetivo de lograr un alto grado de motivación de manera integral y permanente en busca de una transformación actitudinal y producir agentes de cambio en el sector turístico.

ARTICULO 80. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO PANAMEÑO DE TURISMO para la vigencia fiscal de 2004:

Ingresos Totales	19,163,700
Menos: Aumento de Reservas	3,392,800
Ingresos Disponibles	15,770,900
Gastos	15,770,900

ARTICULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.45.0.0.0.0.00	INSTITUTO PANAMEÑO DE TURISMO (IPAT)	19,163,700
1.45.1.0.0.0.00	INGRESOS CORRIENTES	18,017,700
1.45.1.1.0.0.00	INGRESOS TRIBUTARIOS	15,117,100
1.45.1.1.2.0.00	IMPUESTOS INDIRECTOS	15,117,100
1.45.1.1.2.4.00	PRODUCCION, VENTA Y CONSUMO SELECTIVO	15,117,100
1.45.1.1.2.4.03	PASAJE AEREO	6,500,000
1.45.1.1.2.4.04	HOSPEDAJES	8,617,100
1.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,900,600
1.45.1.2.1.0.00	RENTA DE ACTIVOS	1,471,800
1.45.1.2.1.1.00	ARRENDAMIENTOS	1,471,800
1.45.1.2.1.1.01	ARRENDAMIENTOS	1,471,800
1.45.1.2.4.0.00	TASAS Y DERECHOS	1,363,100
1.45.1.2.4.2.00	TASAS	1,363,100
1.45.1.2.4.2.25	TARJETAS DE TURISMO	1,363,100
1.45.1.2.6.0.00	INGRESOS VARIOS	65,700
1.45.1.2.6.0.99	OTROS INGRESOS VARIOS	65,700
1.45.2.0.0.0.00	INGRESOS DE CAPITAL	1,146,000
1.45.2.2.0.0.00	RECURSOS DEL CREDITO	146,000

1.45.2.2.2.0.00	CREDITO EXTERNO	146,000
1.45.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	146,000
1.45.2.2.2.1.34	BID IPAT S/N	146,000
1.45.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,000,000
1.45.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,000,000
1.45.2.3.2.1.00	GOBIERNO CENTRAL	1,000,000
1.45.2.3.2.1.08	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTICULO 82. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,383,900
Transferencias Corrientes, Aporte al Fisco y subsidios		4,162,000
Transferencias Corrientes	617,000	
Subsidios		
Aporte al Fisco	3,545,000	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		9,545,900
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Promoción Turística		6,000,000
Transferencias de Capital		225,000
TOTAL DE GASTOS DE INVERSION		6,225,000
TOTAL DE PRESUPUESTO DE GASTOS		15,770,900

CAPITULO XIX

1.48 REGISTRO PUBLICO DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Servir de medio de constitución, transmisión, garantía de autenticidad y seguridad a los documentos, títulos, o actos, bienes inmuebles que deben registrarse conforme lo establece la Ley vigente.

Publicar los actos y contratos que le imponen gravámenes o limitaciones al dominio de los mismos bienes.

Establecer lo relativo a la capacidad de las personas naturales, a la constitución, transformación o extinción de personas jurídicas, a toda clase de mandatos generales y representaciones legales.

Facilitar al público el uso de la documentación de las fuentes escritas de todo los períodos históricos de nuestra República.

METAS:

Fortalecer todas las oficinas regionales, departamentos y secciones con abogados y técnicos regionales, con el objeto de poder mejorar el asesoramiento tanto a usuarios como a nuestros funcionarios, elevando y perfecionando de esta forma la calidad en el en el servicio que se brinda.

Implementar el Sistema de Integración de información Catastro Registro (SIICAR).

Culminar el proceso de digitalización de imágenes provenientes de tomos, fichas y rollos, con el objeto de hacer más rápida y fluida la investigación de los calificadores.

Continuar el proceso de descentralización, con el objeto de poder ofrecer de manera completa el trámite de inscripción en todas las oficinas regionales.

Continuar con el desarrollo e implementación de programas de capacitación, tanto en el área técnica operativa, tecnológica, como en la parte de desarrollo humano, haciendo de ello un proceso sistemático y permanente.

Culminar con la elaboración del reglamento interno institucional y un manual de procedimientos en materia registral.

Culminar con la instalación de las 25 ventanas que restan por cambiar en la parte posterior del edificio de los Archivos Nacionales de Panamá, mejorando así, la infraestructura de tan importante institución estatal.

Continuar con el proceso de limpieza, restauracion, ordenamiento de la documentación, que reposa en los Archivos Nacionales.

ARTICULO 83. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la REGISTRO PUBLICO DE PANAMA para la vigencia fiscal de 2004:

Ingresos Totales	19,000,000
Menos: Aumento de Reservas	1,301,600
Ingresos Disponibles	17,698,400

Gastos	17,698,400

ARTICULO 84. El detalle del presupuesto de ingresos aprobado en l artículo anterior es el que a continuación se indica:

1.48.0.0.0.0.00	REGISTRO PUBLICO DE PANAMA	19,000,000
1.48.1.0.0.0.00	INGRESOS CORRIENTES	19,000,000
1.48.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	19,000,000
1.48.1.2.4.0.00	TASAS Y DERECHOS	18,620,000
1.48.1.2.4.1.00	DERECHOS	18,620,000
1.48.1.2.4.1.58	DERECHO DE REGISTRO	13,110,000
1.48.1.2.4.1.59	DERECHO DE CERTIFICACION	3,800,000
1.48.1.2.4.1.60	DERECHC DE CALIFICACION	1,710,000
1.48.1.2.6.0.00	INGRESOS VARIOS	380,000
1.48.1.2.6.0.99	OTROS INGRESOS VARIOS	380,000

ARTICULO 85. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		3,754,842
Transferencias Corrientes, Aporte al Fisco y subsidios		12,943,558
Transferencias Corrientes	356,658	
Subsidios		
Aporte al Fisco	12,586,900	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		16,698,400

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Edificaciones	1,000,000
TOTAL DE GASTOS DE INVERSION	1,000,000
TOTAL DE PRESUPUESTO DE GASTOS	17,698,400

CAPITULO XX

1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUI

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Elaborar proyectos dirigidos a crear la formación integrada de los estudiantes, promocionando el liderazgo participativo, la responsabilidad social y académica.

Crear un ambiente de confianza y credibilidad en el sector productivo.

Vincular la Universidad en forma amplia a los distintos sectores productivos ya sea estatales o privados.

Mejorar la calidad del desempeño del docente en sus actividades administrativas de investigación, extensión y docencia.

Realizar acciones que contribuyan a la orientación profesional de los estudiantes de primer ingresos en coordinación con otras instituciones del sector público y privado.

Asegurar la calidad del proceso de enseñanza aprendizaje y el perfecionamiento docente para mantener una mayor eficiencia en la labor de extensión.

Fortalecer la proyección cultural de la Universidad a nivel regional, nacional e internacional.

Desarrolar proyectos educativos que garanticen la óptima calidad técnico,docente y administrativo para el logro de la formación integral de los estudiantes.

METAS:

Automatizar todas las facultades para que se pueda integrar todo el proceso de matrícula académica y financieramente.

Incrementar los servicios de atención estudiantil en las áreas de orientación, cultura, bienestar, proyección deportiva.

Integrar institucionalmente las fuerzas productivas de la Universidad de manera que exista un ambiente laboral productivo.

Fortalecer la imagen interna y externa de la Universidad.

Mejorar las infraestructura de los laboratorios especializados del área de ciencias.

Integrar a otras facultades o institutos en la oferta de servicios.

POLITICAS INSTITUCIONALES:

Garantizar la capacitación del personal directo en el proceso de automatización de las facultades y áreas administrativas.

Incorporar estrategias de promoción, capacitación,liderazgo, información, educación y asistencia económica para beneficio de todos.

Mantener un clima de organización altamente productiva.

Impulsar a través de la institución un desarrollo tecnológico altamente competitivo.

Dar continuidad al sistema automatizado y el desarrollo de las bases de datos que luego serán integradas al catálogo colectivo Centroamericano del CSUCA.

ARTICULO 86. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUI para la vigencia fiscal de 2004:

Ingresos Totales	15,069,100
Menos: Aumento de Reservas	
Ingresos Disponibles	15,069,100
Gastos	15,069,100

ARTICULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.87.0.0.0.0.00	UNIVERSIDAD AUTONOMA DE CHIRIQUI	15,069,100
1.87.1.0.0.0.00	INGRESOS CORRIENTES	12,980,900
1.87.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	12,980,900
1.87.1.2.1.0.00	RENTA DE ACTIVOS	249,200
1.87.1.2.1.3.00	INGRESO POR VENTA DE BIENES	249,200
1.87.1.2.1.3.10	IMPRESOS Y FORMULARIOS	58,600
1.87.1.2.1.3.12	PRODUCTOS PROCESADOS	190,600
1.87.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	12,031,100
1.87.1.2.3.1.00	GOBIERNO CENTRAL	12,031,100
1.87.1.2.3.1.07	MINISTERIO DE EDUCACION	12,031,100

1.87.1.2.4.0.00	TASAS Y DERECHOS	675,600
1.87.1.2.4.1.00	DERECHOS	612,600
1.87.1.2.4.1.23	BIENESTAR ESTUDIANTIL	67,600
1.87.1.2.4.1.24	MATRICULA Y LABORATORIO	545,000
1.87.1.2.4.2.00	TASAS	63,000
1.87.1.2.4.2.23	EXPEDICION DE CARNETS	11,000
1.87.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	52,000
1.87.1.2.6.0.00	INGRESOS VARIOS	25,000
1.87.1.2.6.0.99	OTROS INGRESOS VARIOS	25,000
1.87.2.0.0.0.00	INGRESOS DE CAPITAL	2,088,200
1.87.2.2.0.0.00	RECURSOS DEL CREDITO	1,863,200
1.87.2.2.2.0.00	CREDITO EXTERNO	1,863,200
1.87.2.2.2.4.00	CONVENIOS CON GOBIERNOS EXTRANJERO	1,863,200
1.87.2.2.2.4.02	PRESTAMO GOBIERNO ESPAÑA	1,863,200
1.87.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	225,000
1.87.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	225,000
1.87.2.3.2.1.00	GOBIERNO CENTRAL	225,000
1.87.2.3.2.1.07	MINISTERIO DE EDUCACION	225,000

ARTICULO 88. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		11,483,000
Transferencias Corrientes, Aporte al Fisco y subsidios		1,497,900
Transferencias Corrientes	1,497,900	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		12,980,900

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Construcción y Rehabilitación	145,000
Equipamiento de Centros Regionales	1,943,200
TOTAL DE GASTOS DE INVERSION	2,088,200
TOTAL DE PRESUPUESTO DE GASTOS	15,069,100

CAPITULO XXI

1.90 UNIVERSIDAD DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Asegurar la continuidad, incremento, difusión y divulgación de la cultura nacional, con miras a formar científicos, profesionales y técnicos dotados de conciencia social, en aras del fortalecimiento de la independencia nacional y el desarrollo integral del país.

METAS:

Aprobar la nueva Ley Universitaria y emitir los reglamentos respectivos.

Revisar y actualizar la estructura organizativa y el sistema administrativo y academicos

Revisar y actualizar los reglamentos administrativo - académico.

Propiciar el crecimiento de recursos para la Universidad, mediante la asistencia de instituciones nacionales, internacionales y programas de autogestión.

Desarrollar programas de capacitación y tecnificación para el personal docente y administrativo de acuerdo a las nuevas exigencias.

Construir y restaurar la infraestructura edificada y urbanística de acuerdo a las necesidades y posibilidades financieras de la Institución.

Gestionar la adquisición de equipo que garantice el desarrollo y cumplimiento de las funciones básicas de la Universidad.

Optimizar y racionalizar el uso de los equipos.

Revisar y evaluar las carreras que ofrece la Universidad para adecuarlas y las exigencias económicas y sociales.

Desarrollar un plan sistemático de revisión y actualización de la curricula universitaria de las carreras ofertadas, con el fin de adecuarlas a las demandas y/o necesidades del país.

Diversificar las acciones de estudios y promover el ingreso a las carreras y especialidades consideradas como prioritarias para el desarrollo del país.

Revisar y modernizar el proceso enseñanza - aprendizaje, utilizando tecnología educativa adecuada.

Desarrollar proyectos de investigación científica que respondan a las necesidades de la Universidad y de la sociedad panameña.

Sistematizar la investigación universitaria como elemento de formación profesional y proyección institucional.

Canalizar el potencial científico y tecnológico de la Universidad hacia la solución de los problemas nacionales.

Desarrollar más de 200 actividades de extensión y difusión sobre el que hacer universitario.

Promover y estimular la participación de los estudiantes en programas académicos, científicos y culturales que coadyuven a su formación integral y humanística.

Asumir acciones beligerantes y posiciones de mayor liderazgo nacional, en materia de educación ambiental.

Lograr con la consulta y el diálogo, los instrumentos que reduzcan el exceso de centralismo y burocracia en la vida universitaria.

Reforzar los sistemas informáticos, las teleconferencias, las aulas virtuales, como un medio de información actualizada para estudiantes y profesores.

POLITICAS INSTITUCIONALES:

Se actualizará y fortalecerá la estructura de conducción y gestión administrativa para cumplir con el mandato constitucional de organizar, dirigir y desarrollar la educación superior y profesional del país.

Se buscarán nuevas fuentes de financiamiento para la Universidad.

Se impulsará la formación profesional y técnica del personal en todos los niveles de la Institución.

Se desarrollará un programa planificado de construcción, adecuación, mantenimiento de espacio físico y equipamiento de la Universidad.

Se adecuará el proceso académico a las necesidades nacionales, para lo cual se orientará la formación de nuevos profesionales hacia carreras y especialidades prioritarias, apoyando su diversificación.

Se desarrollarán investigaciones orientadas a generar conocimientos y tecnologías propias, de acuerdo a las necesidades de desarrollo y crecimiento del país y de los recursos financieros disponibles.

Se aprovechará el potencial científico y tecnológico de la Universidad para coadyuvar al desarrollo nacional.

Realizar acciones de contenido social, cívico y cultural que contribuyan a la transformación de los valores individuales y de la colectividad panameña.

Profundizar su compromiso para con el cuidado del medio ambiente y el respeto a la flora y fauna de nuestro país.

Impulsar la descentralización académica, administrativa y financiera.

Ampliar el esfuerzo que se ha realizado para situar a la Universidad en el nivel tecnológico que merece.

ARTICULO 89. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el Presupuesto de la UNIVERSIDAD DE PANAMA para la vigencia fiscal de 2004:

Ingresos Totales	108,416,000
Menos: Aumento de Reservas	
Ingresos Disponibles	108,416,000
Gastos	108,416,000

ARTICULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.90.0.0.0.0.00	UNIVERSIDAD DE PANAMA	108,416,000
1.90.1.0.0.0.00	INGRESOS CORRIENTES	106,441,000
1.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	106,441,000
1.90.1.2.1.0.00	RENTA DE ACTIVOS	1,833,000
1.90.1.2.1.1.00	ARRENDAMIENTOS	68,000
1.90.1.2.1.1.01	ARRENDAMIENTOS	68,000

1.90.1.2.1.3.00	INGRESO POR VENTA DE BIENES	1,765,000
1.90.1.2.1.3.10	IMPRESOS Y FORMULARIOS	115,000
1.90.1.2.1.3.12	PRODUCTOS PROCESADOS	1,600,000
1.90.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	50,000
1.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	100,737,000
1.90.1.2.3.1.00	GOBIERNO CENTRAL	100,658,000
1.90.1.2.3.1.07	MINISTERIO DE EDUCACION	100,658,000
1.90.1.2.3.2.00	ENTIDADES DESCENTRALIZADAS	79,000
1.90.1.2.3.2.06	ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	79,000
1.90.1.2.4.0.00	TASAS Y DERECHOS	3,771,000
1.90.1.2.4.1.00	DERECHOS	3,074,000
1.90.1.2.4.1.23	BIENESTAR ESTUDIANTIL	87,000
1.90.1.2.4.1.24	MATRICULA Y LABORATORIO	2,987,000
1.90.1.2.4.2.00	TASAS	697,000
1.90.1.2.4.2.23	EXPEDICION DE CARNETS	75,000
1.90.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	550,000
1.90.1.2.4.2.28	REVALIDA DE TITULOS	72,000
1.90.1.2.6.0.00	INGRESOS VARIOS	100,000
1.90.1.2.6.0.99	OTROS INGRESOS VARIOS	100,000
1.90.2.0.0.0.00	INGRESOS DE CAPITAL	1,975,000
1.90.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,975,000
1.90.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,975,000
1.90.2.3.2.1.00	GOBIERNO CENTRAL	1,975,000
1.90.2.3.2.1.07	MINISTERIO DE EDUCACION	1,975,000

ARTICULO 91. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		94,997,400
Transferencias Corrientes, Aporte al Fisco y subsidios		10,933,100
Transferencias Corrientes	10,933,100	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		510,500
TOTAL DE GASTOS DE FUNCIONAMIENTO		106,441,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Construcciones y Equipamiento	1,775,000

Seguimiento a Proy .De Inversión	200,000
TOTAL DE GASTOS DE INVERSION	1,975,000
TOTAL DE PRESUPUESTO DE GASTOS	108,416,000

CAPITULO XXII

1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Ofertar y ampliar los servicios de la Universidad en la Sede, en la Extensión de Chiriquí, Veraguas y Colón.

Estructurar planes y programas académicos tomando en cuenta la política social, brindando oportunidades de incorporación de los sectores menos favorecidos a tener una educación superior de calidad.

Propiciar la libertad de pensamiento y respetar la ideología de su personal.

Impulsar el programa de capacitación y perfeccionamiento del recurso humano de la Institución de forma tal, que se asegure una mejor actualización y desarrollo profesional

Impulsar la investigación educativa y tecnológica con miras a lograr innovaciones que puedan ser adoptadas a nivel nacional.

Fortalecer los servicios de informática educativa e Internet en el ámbito académico, docente y administrativo, a fin de facilitar el acceso a la red de información mundial. Además del mantenimiento de la red y equipos de computo actuales (área docente y administrativa).

Coordinar acciones de desarrollo integral comunitarias para proyectar a UDELAS, resolviendo a su vez los problemas de la comunidad.

Mejoramiento de la calidad y la eficiencia de la educación superior. Promoción del desarrollo integral,cultural, académico y social de alumnos que asisten a UDELAS.

Educación comunitaria integral para la proyección y el desarrollo infantil.

METAS:

Desarrollar actividades propias de su misión como lo es la docencia, investigación extensión y prestación de servicios, tomando en cuenta la problemática social.

Continuar el desarrollo de la Maestría en Educación Especial y Adaptación Social en Post-grado en Educación Física Especial y Terapéutica e impulsar el Postgrado de Drogas y Quimiodependencia y Docencia Superior, Maestría en Educación Física Especial y Terapéutica.

Continuar el desarrollo de las Licenciaturas en Dificultades de Aprendizaje, Estimulación Temprana y Orientación Familiar , Profesorado y Educación para la Diversidad en Educación General Básica, Infractores e Inadaptados Sociales, Educación Especial, Consejería en Rehabilitación, Licenciatura en Terapia Ocupacional, Licenciatura en Trastorno del Aparato Locomotor, Post Grado en Docencia Superior, Autismo, Aparato Locomotor, Gerontología, Maestría en Administración de la Educación Especial.

Ampliar los Contratos de Convenios firmados, con miras a fortalecer la docencia y la investigación universitaria.

Remodelación y acondicionamiento del Edificio 808 en Albrook que permita optimizar las instalaciones y el logro de las facilidades físicas que requiere el mismo.

Construcción de nuevo edificio en Santiago que capte la población estudiantil de Veraguas y las provincias centrales, que permita el crecimiento de esta extensión.

Incrementar anualmente el número de ejemplares que cubran una población de diez mil alumnos.

Promoveer espacios físicos para la expansión del sistema que se requiere.

Beneficiar a la comunidad (20,000 personas), brindándole el servicio de atención especializada que así soliciten, el mismo ya beneficia a 500 niños de Ancón.

Implementar una Red Telemática de comunicación, para facilitar el manejo de Información académica y de las dependencias a nivel central y provincial de UDELAS.

Publicar y difundir la labor que realizan las unidades administrativas, mediante la participación del 50% del funcionamiento en la producción de artículos sobre el quehacer educativo.

Fortalecer la unidad de estadística de la dirección de planificación.

POLITICAS INSTITUCIONALES:

Fomentar en el estudiante los valores éticos y de justicia, la busqueda permanente de soluciones desde el punto de vista educativo, preventivo y rehabilitación a los problemas y requerimientos de la sociedad.

Fomentar la investigación pluridisciplinaria como una vía de creación de nuevos conocimientos.

Proveer investigación educativa y su difusión a fin de satisfacer las necesidades de la institución y de la sociedad panameña.

Desarrollar y fortalecer las labores académicas, de investigación y extensión a nivel de las extensiones de Colón y Santiago. Incorporar constructivamente al estudiante en la vida universitaria por medio de programas de formación integral y la promoción de agrupaciones estudiantiles.

Continuar con la formación de profesionales y técnicos en las áreas de educación, para la diversidad y la rehabilitación integral como estrategia de apoyo al desarrollo nacional.

Nombrar especialistas - Consultores Educativos - por departamento y escuelas, para evaluar y actualizar los planes de estudios y diseñar nuevas carreras.

Promover el intercambio de tecnología con organismos nacionales e internacionales que permitan fortalecer las actividades académicas, de investigación y extensión de la Universidad.

ARTICULO 92. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el Presupuesto de la UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS para la vigencia fiscal de 2004:

Ingresos Totales	2,931,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,931,700
Gastos	2,931,700

ARTICULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.93.0.0.0.0.00	UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	2,931,700
1.93.1.0.0.0.00	INGRESOS CORRIENTES	2,781,700
1.93.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,781,700
1.93.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,674,500
1.93.1.2.3.1.00	GOBIERNO CENTRAL	1,674,500
1.93.1.2.3.1.07	MINISTERIO DE EDUCACION	1,674,500
1.93.1.2.4.0.00	TASAS Y DERECHOS	1,092,000

1.93.1.2.4.1.00	DERECHOS	1,092,000
1.93.1.2.4.1.24	MATRICULA Y LABORATORIO	1,092,000
1.93.1.2.6.0.00	INGRESOS VARIOS	15,200
1.93.1.2.6.0.99	OTROS INGRESOS VARIOS	15,200
1.93.2.0.0.0.00	INGRESOS DE CAPITAL	150,000
1.93.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	150,000
1.93.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	150,000
1.93.2.3.2.1.00	GOBIERNO CENTRAL	150,000
1.93.2.3.2.1.07	MINISTERIO DE EDUCACION	150,000

ARTICULO 94. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		2,504,800
Transferencias Corrientes, Aporte al Fisco y subsidios		276,900
Transferencias Corrientes	276,900	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		2,781,700
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Remodelaciones		75,000
Construcciones		75,000
TOTAL DE GASTOS DE INVERSION		150,000
TOTAL DE PRESUPUESTO DE GASTOS		2,931,700

CAPITULO XXIII

1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Ofrecer planes y programas de estudios actualizados, que respondan a las académica de profesionales idóneos y de elevado espíritu crítico, en el área científica-tecnológica y en otras que sean propias de la educación superior.

Adoptar los avances de la ciencia y la tecnología y mejorar continuamente la formación profesional del recursos humano de la Institución para elevar, a los más altos niveles, la calidad, eficiencia y eficacia de los procesos de aprendizaje, de investigación y de administración.

Fortalecer el Programa de Extensión Universitaria, dirigido a la comunidad en general, para promover el perfeccionamiento y actualización tecnológica que demanda el mundo moderno.

Aumentar y mantener el patrimonio universitario acorde con los requerimientos de la educación superior tecnológica.

Proyectar ante la comunidad nacional e internacional el potencial científico-tecnologico y cultural de la Universidad, a través de la presentación de servicios especializados a la comunidad y el desarrollo y difusión de las diversas actividades que lleva a cabo la Institución.

Fortalecer y consolidar la Red Nacional Internet, a fin de lograr una cobertura a nivel nacional e incrementar así, el número de entidades beneficiadas.

Mantener e impulsar el programa de capacitación y perfeccionamiento del recurso humano de la Institución, de forma tal que se asegure el logro de mayores niveles de actualización y desarrollo profesional.

METAS:

Brindar el servicio de Educación Superior Científico - Tecnológica y Humanística, actualizada y de alta calidad a una población de 15,997 estudiantes; aportando al país 2,314 nuevos profesionales que contribuyan a satisfacer las necesidades del desarrollo nacional.

Actualizar planes de estudios a 8 de las carreras que ofrece la universidad,

Abrir como mínimo, cinco nuevas carreras a nivel de grado y pregrado en los Centros Regionales y un nuevo programa de Postgrado en la Sede de Panamá.

Continuar con la II Fase de construcción del Campus Universitario.

POLITICAS INSTITUCIONALES:

Desarrollo Institucional. Fortalecer y optimizar la estructura, su funcionamiento y los instrumentos normativos que rigen la academia, la investigación, la extensión y la administración de la Universidad Tecnológica de Panamá; y fomentar la capacitación y perfeccionamiento de los recursos humanos.

Desarrollo Académico. Democratizar y mejorar la enseñanza superior tecnológica y formar profesionales con espíritu crítico y de alta calidad científica tecnológica y humanística acorde con la realidad y los requerimientos del desarrollo nacional.

Investigación y Extensión. Fortalecer la capacidad de investigación, adaptación y difusión de conocimientos científicos y tecnológicos que contribuyen al desarrollo nacional; participar activa y sistemáticamente en el que hacer científico, tecnológico y humanístico, tanto en la comunidad universitaria como en la nacional; y, promover el fortalecimiento y diversificación de la oferta de servicios a la comunidad.

Regionalización. Desarrollar y fortalecer la estructura física, administrativa, académica, de investigación y extensión de los Centros Regionales Universitarios con el propósito de brindar mejores y mayores oportunidades de educación superior tecnológica en todo el país.

Bienestar Estudiantil. Incorporar real y efectivamente al estudiante en la vida universitaria, a través del fortalecimiento y desarrollo de programas de bienestar social y la promoción de agrupaciones estudiantiles.

Transferencia Tecnológica. Promover y desarrollar programas de coordinación, colaboración e intercambio tecnológico con los sectores y organismos nacionales e internacionales, con énfasis en aquellos de índole académico y de investigación para el mejoramiento y renovación continua de la educación en general y la superior tecnológica.

Desarrollo del Campus Universitario. Impulsar el desarrollo del Campus Central Universitario, con la agilización de los programas de construcción y equipamiento de las instalaciones.

Calidad Total. Promover el desarrollo de una filosofía de calidad que asegure una actitud en pro del mejoramiento continuo de todas las actividades que desarrolla la Institución, para incrementar los niveles de eficiencia, productividad y competitividad.

Ahorro y Fortalecimiento de los Ingresos. Mantener al mínimo los gastos corrientes y promover la eficiencia en la generación de ingresos.

ARTICULO 95. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la UNIVERSIDAD TECNOLÓGICA DE PANAMA, para la vigencia fiscal de 2004:

Ingresos Totales	29,050,500
Menos: Aumento de Reservas	
Ingresos Disponibles	29,050,500
Gastos	29,050,500

ARTICULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.95.0.0.0.0.00	UNIVERSIDAD TECNOLOGICA	29,050,500
1.95.1.0.0.0.00	INGRESOS CORRIENTES	28,800,500
1.95.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	28,800,500
1.95.1.2.1.0.00	RENTA DE ACTIVOS	1,600,000
1.95.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,600,000
1.95.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	450,000
1.95.1.2.1.4.99	OTROS SERV. AUTOGESTION	1,150,000
1.95.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	24,477,500
1.95.1.2.3.1.00	GOBIERNO CENTRAL	24,477,500
1.95.1.2.3.1.07	MINISTERIO DE EDUCACION	24,477,500
1.95.1.2.4.0.00	TASAS Y DERECHOS	2,498,000
1.95.1.2.4.1.00	DERECHOS	2,223,000
1.95.1.2.4.1.23	BIENESTAR ESTUDIANTIL	90,000
1.95.1.2.4.1.24	MATRICULA Y LABORATORIO	2,100,000
1.95.1.2.4.1.99	OTROS - BIBLIOTECA	33,000
1.95.1.2.4.2.00	TASAS	275,000
1.95.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	275,000
1.95.1.2.6.0.00	INGRESOS VARIOS	225,000
1.95.1.2.6.0.99	OTROS INGRESOS VARIOS	225,000
1.95.2.0.0.0.00	INGRESOS DE CAPITAL	250,000
1.95.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	250,000
1.95.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	250,000
1.95.2.3.2.1.00	GOBIERNO CENTRAL	250,000
1.95.2.3.2.1.07	MINISTERIO DE EDUCACION	250,000

ARTICULO 97. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		25,730,100
Transferencias Corrientes, Aporte al Fisco y subsidios		2,794,600
Transferencias Corrientes	2,794,600	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		275,800
TOTAL DE GASTOS DE FUNCIONAMIENTO		28,800,500

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Construcciones Educativas	250,000
TOTAL DE GASTOS DE INVERSION	250,000
TOTAL DE PRESUPUESTO DE GASTOS	29,050,500

CAPITULO XXIV

1.97 ZONA FRANCA DE BARU

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Consolidar la Zona Franca de Barú e incrementar el número de empresas establecidas en este sitio.

Crear un regimen fiscal y aduanero especial de Zona Franca Turistica y de Apoyo Logistico, Multimodal de Barú.

METAS:

Generación de empleos bien remunerados con los beneficios de convenios internacionales proporcionando recursos humanos y eficientes con calidad total.

Realizar visitas de trabajo para promover la Zona tantos locales como en la capital y giras internacionales para promover la zona.

POLITICAS INSTITUCIONALES:

Coordinar con centros educativos y la comunidad el perfil academico necesario y la armonia para las instalaciones de las industrias a establecerse en el área.

Diseñar perfiles del recurso humano requerido para la Zona Franca.

Planificar, dirigir, coordinar y controlar las actividades de la Zona Franca del Barú.

Fortalecer la imagen y participación en foros internacionales para dar a conocer nuestros incentivos fiscales, normas y procedimientos.

ARTICULO 98. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la ZONA FRANCA DE BARU para la vigencia fiscal de 2004:

Ingresos Totales	283,800

Menos: Aumento de Reservas

Ingresos Disponibles 283,800

Gastos 283,800

ARTICULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.97.0.0.0.0.00	ZONA FRANCA DE BARU	283,800
1.97.1.0.0.0.00	INGRESOS CORRIENTES	283,800
1.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	283,800
1.97.1.2.1.0.00	RENTA DE ACTIVOS	36,000
1.97.1.2.1.1.00	ARRENDAMIENTOS	36,000
1.97.1.2.1.1.02	DE LOTES Y TIERRAS	36,000
1.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	240,600
1.97.1.2.3.1.00	GOBIERNO CENTRAL	240,600
1.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	240,600
1.97.1.2.4.0.00	TASAS Y DERECHOS	7,200
1.97.1.2.4.1.00	DERECHOS	6,400
1.97.1.2.4.1.36	CONCESIONES Y ACTIVIDADES DE FL	6,400
1.97.1.2.4.2.00	TASAS	800
1.97.1.2.4.2.43	CLAVES DE OPERACION	400
1.97.1.2.4.2.45	EXPEDICION DE DOCUMENTOS	400

ARTICULO 100. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		262,000
Transferencias Corrientes, Aporte al Fisco y subsidios		21,800
Transferencias Corrientes	21,800	
Subsidios		
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		283,800

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION	
TOTAL DE PRESUPUESTO DE GASTOS	283,800

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EXHIBIT INDEX ON PAGE 3

TITULO IV

PRESUPUESTOS DE LAS EMPRESAS PUBLICAS

CAPITULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PUBLICAS

ARTICULO 101. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2004 cuyos resúmenes de Ingresos y Gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	377,672,700	36,024,300	413,697,000	327,180,700	86,516,300	413,697,000
AEROPUERTO INTER. TOCUMEN, S.A.	28,974,300	0	28,974,300	18,478,200	10,496,100	28,974,300
AUTORIDAD MARITIMA DE PANAMA	72,267,900	0	72,267,900	68,675,100	3,592,800	72,267,900
BINGOS NACIONALES	1,000,000	0	1,000,000	1,000,000		1,000,000
AUTORIDAD AERONAUTICA CIVIL	14,603,700	4,622,100	19,225,800	15,135,800	4,090,000	19,225,800
INSTITUTO DE ACUEDUCTO Y ALCANTARILLADO NAL.	65,935,000	31,402,200	97,337,200	49,493,600	47,843,600	97,337,200
INSTITUTO DE MERCADEO AGROPECUARIO	3,771,200	0	3,771,200	3,717,300	53,900	3,771,200
EMPRESA DE TRANSMISION ELECTRICA S.A.	48,507,600	0	48,507,600	32,398,500	16,109,100	48,507,600
LOTERIA NACIONAL DE BENEFICENCIA	122,372,300	0	122,372,300	122,086,800	285,500	122,372,300
ZONA LIBRE DE COLON	20,240,700	0	20,240,700	16,195,400	4,045,300	20,240,700

ARTICULO 102 Apruébanse los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas.

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	163,983,387	21,047,013	132,630,300	156,800	9,363,200	327,180,700
AEROPUERTO INTER. TOCUMEN, S.A.	11,048,300	1,396,000	6,033,900	0	0	18,478,200
AUTORIDAD MARITIMA DE PANAMA	12,343,900	7,044,500	47,879,500	0	1,407,200	68,675,100
BINGOS NACIONALES	848,600	127,800	23,600	0	0	1,000,000
AUTORIDAD AERONAUTICA CIVIL	12,302,600	1,897,800	0	0	935,400	15,135,800
INSTITUTO DE ACUEDUCTO Y ALCANTARILLADO NAL.	45,346,800	2,342,500	0	0	1,804,300	49,493,600
INSTITUTO DE MERCADEO AGROPECUARIO	3,310,100	366,400	0	0	40,800	3,717,300
EMPRESA DE TRANSMISION ELECTRICA S.A. 1/	16,975,200	1,596,400	10,380,900	0	3,446,000	32,398,500
LOTERIA NACIONAL DE BENEFICENCIA	54,873,387	3,063,713	63,991,800	156,800	1,100	122,086,800
ZONA LIBRE DE COLON	6,934,500	3,211,900	4,320,600	0	1,728,400	16,195,400

1/ Aporte al fisco incluye impuestos

ARTICULO 103: Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	62,251,600	729,200	4,500,000	19,035,500	86,516,300
AEROPUERTO INTER. TOCUMEN, S.A.	1,353,500	642,600	4,500,000	4,000,000	10,496,100
AUTORIDAD MARITIMA DE PANAMA	2,000,000	0	0	1,592,800	3,592,800
AUTORIDAD AERONAUTICA CIVIL	2,490,000	0	0	1,600,000	4,090,000
INSTITUTO DE ACUEDUCTO Y ALCANTARILLADO NAL.	42,067,300	0	0	5,776,300	47,843,600
INSTITUTO DE MERCADEO AGROPECUARIO	0	41,500	0	12,400	53,900
EMPRESA DE TRANSMISION ELECTRICA S.A.	13,510,000	45,100	0	2,554,000	16,109,100
LOTERIA NACIONAL DE BENEFICENCIA	230,800	0	0	54,700	285,500
ZONA LIBRE DE COLON	600,000	0	0	3,445,300	4,045,300

CAPITULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Planificar, organizar, dirigir, controlar y recomendar las actividades relacionadas con la operación, seguridad, adquisición de equipo, material y otros artículos necesarios para la administración, operación y seguridad del aeropuerto.

Manejar con criterios de eficiencia, transparencia y trato igualitario, para garantizar la prestación de servicios de calidad a los usuarios, priorizar la reinversión de los fondos en el desarrollo y mantenimiento de las instalaciones aeroportuarias de acuerdo al Plan Maestro de Desarrollo, y facilitar el ejercicio de las atribuciones legales que sean competencia de otras autoridades.

POLITICAS INSTITUCIONALES:

Establecer las políticas financieras, de inversiones, de personal y de adquisiciones de la respectiva sociedad anónima, así como cualquier otra política para su desempeño.

ARTICULO 104. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2004:

Ingresos Totales	28,974,300
Menos: Aumento de Reservas	
Ingresos Disponibles	28,974,300
Gastos	28,974,300

ARTICULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.02.0.0.0.0.00	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	28,974,300
2.02.1.0.0.0.00	INGRESOS CORRIENTES	28,974,300
2.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	28,974,300
2.02.1.2.1.0.00	RENTA DE ACTIVOS	13,532,000
2.02.1.2.1.1.00	ARRENDAMIENTOS	5,996,300
2.02.1.2.1.1.01	ARRENDAMIENTOS	5,996,300
2.02.1.2.1.3.00	INGRESO POR VENTA DE BIENES	2,228,000
2.02.1.2.1.3.04	VENTA DE ENERGIA	1,172,300
2.02.1.2.1.3.11	COMBUSTIBLE	1,055,700
2.02.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	5,307,700
2.02.1.2.1.4.08	SERVICIO DE ATERRIZAJE	3,927,100
2.02.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	105,300
2.02.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	1,275,300
2.02.1.2.4.0.00	TASAS Y DERECHOS	13,821,700
2.02.1.2.4.1.00	DERECHOS	13,821,700
2.02.1.2.4.1.17	USO DE AEROPUERTOS	13,175,500
2.02.1.2.4.1.34	ESTACIONAMIENTO PUBLICO Y ESTAC	646,200
2.02.1.2.6.0.00	INGRESOS VARIOS	1,620,600
2.02.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	38,200
2.02.1.2.6.0.99	OTROS INGRESOS VARIOS	1,582,400

ARTICULO 106. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor
Gastos de Operación	11,690,900

Transferencias Corrientes, Aporte al Fisco y subsidios		7,429,900
Subsidios		
Transferencias Corrientes	1,396,000	
Aporte al Fisco	6,033,900	
Servicio de la Deuda		4,000,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		23,120,800

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Ampliación y Remodelación	1,353,500
Transferencias de Capital	4,500,000
TOTAL DE GASTOS DE INVERSION	5,853,500
TOTAL DE PRESUPUESTO DE GASTOS	28,974,300

CAPITULO III

2.03 AUTORIDAD MARITIMA DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Administrar, promover, regular y ejecutar la Estrategia Marítima Nacional, con la finalidad de que el Registro Panameño se mantenga liderando la Flota Mercante.

Realizar los esfuerzos necesarios en captar los ingresos provenientes de la actividad Marítima Portuarias y Consulares para cumplir con la meta de recaudación y de esa forma contribuir con los planes de desarrollo del Gobierno Central.

Mejorar y ampliar el servicio de inspección de naves con el propósito de que la mayor cantidad de naves sean supervisadas y poder contar con una Flota Mercante que mantenga un alto grado de seguridad.

Analizar y ordenar la educación náutica y la enseñanza en el campo marítimo, de conformidad con la necesidad del secto y cumplimiento de las normas legales vigentes en la materia con el recurso humano idóneo y el equipo necesario para cumplir con dicho propósito.

Titular a la gente de mar de buques de registro panameño, cumpliendo con convenios Internacionales suscritos por la República de Panamá y disposiciones nacionales bajo un sistema calidad con un recurso tecnológico adecuado y personal capacitado.

Establecer una instancia coordinadora integrando esfuerzos para ejecutar programas de promoción y fiscalización de la seguridad industrial en la Industria Portuaria y Marítima Auxiliar.

Garantizar la Seguridad de Señalización Marítima en áreas portuarias y canales de acceso a través de mecanismos que garanticen un sistema moderno y efectivo de ayuda a la navegación.

Elaborar una campaña de promoción, y mercadeo de la marina Mercante Panameña y de todos los servicios que se ofrece en el sector, tanto a nivel internacional, a través de los consulados y a nivel nacional, destacando la ventaja de los dos océanos.

METAS:

Abanderar 950 naves con 16.0 millones de toneladas brutas.

Lograr un crecimiento sostenido de la Flota Mercante Nacional de 250 naves con 8.0 millones de toneladas brutas.

Realizar 6,250 inspecciones anuales de seguridad a naves de servicio internacional y 600 inspecciones a naves de servicio interior para comprobar el cumplimiento de las normas establecidas en las leyes y convenios internacionales que garantizan la Seguridad Marítima de los Buques.

Renovar 140,000 licencias de Marinos y Oficiales, cumpliendo con la enmienda STCW 95 del convenio STCW 78 de la Organización Marítima Internacional.

Captar una matrícula de 200 estudiantes para la formación náutica y lograr una graduación de 166 marinos que aumentarán la cantidad de profesionales panamños de gente de mar.

Cumplir con la ejecución de la veda del camarón establecida mediante decreto oficial durante los meses de febrero-marzo y septiembre-octubre.

Lograr la recuperación mediante jurisdicción coactiva, la suma de B/.2,000,000 de la cartera morosa en el área de Servicios Portuarios.

POLITICAS INSTITUCIONALES:

Continuar con el programa de capacitación a los funcionarios de la institución en todas las áreas relacionadas con el servicio que se brinda a los usuarios del sector marítimo nacional e internacional.

Mantener y agilizar el programa de reestructuración, adecuación y modernización de las instalaciones portuarias para elevar el nivel de efectividad en los servicios ofrecidos al sector.

Dar formación académica a marinos y oficiales conforme a los patrones de enseñanza universal en aspectos marítimos en cumplimiento a los convenios internacionales.

Depurar el registro panameño de naves inoperantes y con morosidad irrecuperable utilizando el procedimiento legal de cancelación de oficio.

Ejercer los derechos y dar cumplimiento a las responsabilidades del Estado Panameño, dentro del marco de la Convención de las Naciones Unidas sobre el Derecho del Mar y demás reglamentaciones vigentes.

ARTICULO 107. Para el cumplimiento de los objetivos y las políticas descritas anteriormente anteriormente apruébese el presupuesto de la AUTORIDAD MARITIMA DE PANAMA para la vigencia fiscal de 2004:

Ingresos Totales	75,700,000
Menos: Aumento de Reservas	3,432,100
Ingresos Disponibles	72,267,900
Gastos	72,267,900

ARTICULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.03.0.0.0.0.00	AUTORIDAD MARITIMA DE PANAMA	75,700,000
2.03.1.0.0.0.00	INGRESOS CORRIENTES	75,700,000
2.03.1.1.0.0.00	INGRESOS TRIBUTARIOS	22,600,000
2.03.1.1.1.0.00	IMPUESTOS DIRECTOS	22,600,000
2.03.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	22,600,000
2.03.1.1.1.2.03	IMPUESTOS DE NAVES	22,600,000
2.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	53,100,000
2.03.1.2.1.0.00	RENTA DE ACTIVOS	5,118,100
2.03.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	5,118,100
2.03.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	2,468,100
2.03.1.2.1.4.17	MOVILIZACION DE CARGA (PROY.ARENERO)	2,650,000
2.03.1.2.4.0.00	TASAS Y DERECHOS	42,481,900
2.03.1.2.4.1.00	DERECHOS	4,300,000
2.03.1.2.4.1.06	ABANDERAMIENTO DE NAVES	1,800,000
2.03.1.2.4.1.44	CONCESIONES EN AREAS PORTUARIAS	2,500,000
2.03.1.2.4.2.00	TASAS	38,181,900
2.03.1.2.4.2.08	RECAUDOS CONSULARES	10,500,000
2.03.1.2.4.2.13	DOCUMENTACION DE NAVES	4,500,000
2.03.1.2.4.2.55	ARQUEO Y AVALUO DE NAVES	100,000
2.03.1.2.4.2.56	INVESTIGACION DE ACCIDENTES	3,200,000
2.03.1.2.4.2.57	CERTIFICACION DE COMPETENCIA	11,656,900
2.03.1.2.4.2.58	3% DE NAVES ACCIDENTADAS	2,000,000
2.03.1.2.4.2.59	INSPECCION DE NAVES	6,100,000
2.03.1.2.4.2.60	EXAMENES A OFICIALES MARINOS	125,000
2.03.1.2.6.0.00	INGRESOS VARIOS	5,500,000

2.03.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	1,000,000
2.03.1.2.6.0.50	INGRESOS VARIOS NAVES	2,750,000
2.03.1.2.6.0.51	INGRESOS VARIOS CONSULARES	1,750,000.

ARTICULO 109. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		12,343,900
Transferencias Corrientes, Aporte al Fisco y subsidios		54,924,000
Subsidios		
Transferencias Corrientes	7,044,500	
Aporte al Fisco	47,879,500	
Servicio de la Deuda		3,000,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		70,267,900

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Puertos	2,000,000
TOTAL DE GASTOS DE INVERSION	2,000,000
TOTAL DE PRESUPUESTO DE GASTOS	72,267,900

CAPITULO IV

2.08 BINGOS NACIONALES

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Brindar el apoyo logístico para el eficaz cumplimiento de las labores, planeamiento, organización, supervisión y control de las tareas inherentes al desarrollo de los juegos de bingo a nivel nacional, a fin de procurar obtener mayores ingresos.

METAS:

Recaudar ingresos netos producto de la explotación de juegos de suerte y azar por la suma de B/.1,000,000.

POLITICAS INSTITUCIONALES:

Hacer una campaña de publicidad e incentivar al usuario a través de promociones.

Capacitar al personal para ofrecer un mejor servicio al cliente.

Ofrecer comodiadad y seguridad al cliente.

ARTICULO 110. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de los BINGOS NACIONALES para la vigencia fiscal del 2004:

Ingresos Totales	1,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,000,000
Gastos	1,000,000

ARTICULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.08.0.0.0.0.00	BINGOS NACIONALES	1,000,000
2.08.1.0.0.0.00	INGRESOS CORRIENTES	1,000,000
2.08.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,000,000
2.08.1.2.1.0.00	RENTA DE ACTIVOS	1,000,000
2.08.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	1,000,000
2.08.1.2.1.5.05	VENTA DE FORMULARIOS Y FICHAS	1,000,000

ARTICULO 112. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		848,600
Transferencias Corrientes, Aporte al Fisco y subsidios		151,400
Subsidios		
Transferencias Corrientes	127,800	
Aporte al Fisco	23,600	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		1,000,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION

TOTAL DE PRESUPUESTO DE GASTOS	1,000,000

CAPITULO V

2.38 AUTORIDAD AERONAUTICA CIVIL

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Garantizar la calidad de los servicios aeronáuticos dentro de las norms internacionales.

Mantener relación permanente con todos los sectores nacionales e internacionales relacionados con la aviación.

Garantizar el funcionamiento de todos los aeropuertos domésticos a nivel nacional.

METAS:

Garantizar la total actividad de los sistemas de ayuda a la navegación aérea.

Mantener el nivel de los estándares internacionales en materia de las operaciones de todos los servicios aeronáuticos.

Ejecutar los programas destinados a la rehabilitación de terminales, pistas, plataforma y calles de rodajes.

POLITICAS INSTITUCIONALES:

Aplicar las normas y leyes nacionales e internacionales que garanticen el desarrollo de la actividad aeronáutica del pais.

Promover el sistema de facilitación a usuarios nacionales y extranjeros.

ARTICULO 113. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la AUTORIDAD AERONAUTICA CIVIL para la vigencia fiscal de 2004:

Ingresos Totales	21,298,000
Menos: Aumento de Reservas	2,072,200

Ingresos Disponibles	19,225,800
Gastos	19,225,800

ARTICULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.38.0.0.0.0.00	AUTORIDAD AERONAUTICA CIVIL	21,298,000
2.38.1.0.0.0.00	INGRESOS CORRIENTES	16,675,900
2.38.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	16,675,900
2.38.1.2.1.0.00	RENTA DE ACTIVOS	9,511,000
2.38.1.2.1.1.00	ARRENDAMIENTOS	608,000
2.38.1.2.1.1.01	ARRENDAMIENTOS	608,000
2.38.1.2.1.3.00	INGRESO POR VENTA DE BIENES	310,000
2.38.1.2.1.3.04	VENTA DE ENERGIA	35,000
2.38.1.2.1.3.11	COMBUSTIBLE	275,000
2.38.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	8,593,000
2.38.1.2.1.4.08	SERVICIO DE ATERRIZAJE	95,000
2.38.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	100,000
2.38.1.2.1.4.18	SER. DE PROTECCION AL VUELO	8,398,000
2.38.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,685,000
2.38.1.2.3.1.00	GOBIERNO CENTRAL	5,685,000
2.38.1.2.3.1.04	MINISTERIO DE GOBIERNO Y JUSTICIA	5,685,000
2.38.1.2.4.0.00	TASAS Y DERECHOS	1,089,000
2.38.1.2.4.1.00	DERECHOS	1,089,000
2.38.1.2.4.1.17	USO DE AEROPUERTOS	580,000
2.38.1.2.4.1.24	MATRICULA Y LABORATORIO	290,000
2.38.1.2.4.1.34	ESTACIONAMIENTO PUBLICO Y ESTAC	219,000
2.38.1.2.6.0.00	INGRESOS VARIOS	390,900
2.38.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	20,000
2.38.1.2.6.0.99	OTROS INGRESOS VARIOS	370,900
2.38.2.0.0.0.00	INGRESOS DE CAPITAL	4,622,100
2.38.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	7,100
2.38.2.1.1.0.00	VENTA DE ACTIVOS	7,100
2.38.2.1.1.1.00	VENTA DE INMUEBLES	7,100
2.38.2.1.1.1.01	TERRENOS	7,100
2.38.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,615,000
2.38.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,615,000
2.38.2.3.2.1.00	GOBIERNO CENTRAL	115,000
2.38.2.3.2.1.04	MINISTERIO DE GOBIERNO Y JUSTICIA	115,000
2.38.2.3.2.2.00	INSTITUCIONES DESCENTRALIZADAS	4,500,000
2.38.2.3.2.2.02	AEROPUERTO INTERNACIONAL DE TOCUMEN	4,500,000

ARTICULO 115. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		12,302,600
Transferencias Corrientes, Aporte al Fisco y subsidios		1,897,800
Subsidios		
Transferencias Corrientes	1,897,800	
Aporte al Fisco		
Servicio de la Deuda		2,535,400
TOTAL DE GASTOS DE FUNCIONAMIENTO		16,735,800

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Adquisición y Rehabilitación de Equipo		1,004,400
Rehabil. y Mantenim. Aeroportuario		1,485,600
TOTAL DE GASTOS DE INVERSION		2,490,000
TOTAL DE PRESUPUESTO DE GASTOS		19,225,800

CAPITULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Dirigir, promover, coordinar, supervisar, investigar y aplicar las normas establecidas por la autoridad competente para proveer a sus usuarios el servicio público eficiente que garantice: realizar, captar, producir, financiar y desarrollar todo lo relacionado con el suministro de agua potable; y recolectar, tratar, disponer, sanear y evacuar las aguas servidas.

Prestar a sus usuarios, los servicios públicos establecidos en esta Ley, en condiciones que aseguren la calidad, continuidad, regularidad e igualdad, de manera que se garantice su eficiente provisión a los usuarios.

Determinar la prioridad, conveniencia y viabilidad de los diferentes proyectos que dentro del ámbito de competencia del IDAAN, propongan entidades públicas, municipales o particulares para satisfacer las necesidades de la comunidad, relacionadas con los fines de esta Ley.

Coadyuvar con otras instituciones públicas o privadas en la conservación de las cuencas hidrográficas y la protección del medio ambiente.

Coordinar con las entidades públicas competentes, el aprovechamiento, la utilización y la vigilancia de las aguas de dominio público indispensables para el debido cumplimiento de las disposiciones de esta Ley.

Construir, ampliar, modernizar, mantener y reformar los sistemas de acueductos y alcantarillado sanitario, cuando así lo amerite la demanda de servicios.

Administrar de manera eficiente y transparente los recursos que el Estado le asigne para las obras de acueducto y alcantarillado sanitario.

Cumplir con las normas de calidad para agua potable y aguas residuales aprobadas por la Comisión Panameña de Normas Industriales y Técnicas del Ministerio de Comercio e Industrias.

METAS:

Administrativas:

Implementación a nivel nacional de la reestructuración orgánica Institucional.

Ejecución de procesos necesarios para incluir a la Institución dentro de la Carrera Administrativa en el próximo período presupuestario.

Desarrollo de un programa de capacitación regular del personal de la institución a nivel nacional para mejorar la atención al cliente.

Financieras:

Recaudación de 63.4 millones de balboas para el año 2004 en concepto de cobros de los servicios que presta el IDAAN a los usuarios, que garantizará su efectividad por medio del mantenimiento de un sistema comercial en cuanto a lectura, facturación, instalación y suspensiones.

Recuperación de un 4% del proceso de depuración de la cartera morosa (2.4 millones de balboas), mediante el cumplimiento de las estrategias planificadas.

Operativas:

Seguimiento del Plan de Inversiones que, de acuerdo con lo establecido, alcance un 75% de avance físico.

Cumplimiento de las metas de calidad establecidas por el Ente Regulador de los Servicios Públicos, de acuerdo con la ley.

Cumplimiento de las leyes de la República en lo que respecta al área de producción y y comercialización del agua.

Modernización del área de atención al cliente en las agencias de cobro a nivel nacional.

Minimización de los programas de reparto de agua por carros cisternas.

Reducción en al pérdida de agua en la red en un 15%, por medio de la adquisición de los implementos necesarios para el debido mantenimiento de los equipos, las redes de acueductos y los alcantarillados sanitarios.

Perforación de 82 pozos a nivel nacional y limpieza de los existentes.

Cumplimiento del Plan de Desarrollo Institucional, en cuanto a ejecución de proyectos, en lo que se refiere a la preparación de pliegos de cargos, planos y especificaciones.

Aprobar o desaprobar los planos de las obras públicas y privadas relacionadas con esta ley, que se relacionen con los sistemas de acueducto y alcantarillado sanitario, según lo determinen los reglamentos respectivos.

Alcanzar un avance del 45% en la ejecución de los proyectos incluidos en el Plan Agua para Todos y demás proyectos que se ejecutan a través del Fondo Fiduciario, mediante el seguimiento. a la coordinación especial del IDAAN y contratación para la inspección privada.

POLITICAS INSTITUCIONALES:

Asegurar la calidad, cobertura y continuidad del suministro del servicio del agua, protegiendo la salud de la población.

Asesorar a las instituciones públicas y privadas que así lo soliciten, en todas las actividades relativas al abastecimiento de agua potable, recolección y tratamiento de aguas, siempre que éstas cubran los costos correspondientes.

Emprender programas de optimización de la infraestructura del suministro de agua potable y recolección de aguas servidas, incluyendo la relocalización de los recursos disponibles a sitios donde puedan brindar su óptimo rendimiento, minimizando los costos de dotación de los servicios sin detrimento de la calidad de los mismos.

Optimizar los recursos, de acuerdo con la Ley 20, que dicta medidas de reactivación economica y responsabilidad fiscal.

Incentivar y concienciar a la comunidad a participar en los programas de optimización para reducir las pérdidas del vital líquido.

Culminar con el proceso de reestructuración orgánica de la Institución.

ARTICULO 116. Para el cumplimiento de los objetivos y de las políticas descritas apruébase el presupuesto del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES, para la vigencia fiscal de 2004:

Ingresos Totales	106,122,500

Menos: Aumento de Reservas	8,785,300
Ingresos Disponibles	97,337,200
Gastos	97,337,200

ARTICULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica.

2.66.0.0.0.0.00	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	106,122,500
2.66.1.0.0.0.00	INGRESOS CORRIENTES	65,935,000
2.66.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	65,935,000
2.66.1.2.1.0.00	RENTA DE ACTIVOS	56,276,600
2.66.1.2.1.3.00	INGRESO POR VENTA DE BIENES	56,276,600
2.66.1.2.1.3.07	AGUA	56,276,600
2.66.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,000,000
2.66.1.2.3.1.00	GOBIERNO CENTRAL	3,000,000
2.66.1.2.3.1.12	MINISTERIO DE SALUD	3,000,000
2.66.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	1,266,200
2.66.1.2.5.0.01	TASA DE VALORIZACION	1,266,200
2.66.1.2.6.0.00	INGRESOS VARIOS	5,392,200
2.66.1.2.6.0.10	VIGENCIAS EXPIRADAS	2,200,000
2.66.1.2.6.0.99	OTROS INGRESOS VARIOS	3,192,200
2.66.2.0.0.0.00	INGRESOS DE CAPITAL	40,187,500
2.66.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	40,187,500
2.66.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	40,187,500
2.66.2.3.2.1.00	GOBIERNO CENTRAL	40,187,500
2.66.2.3.2.1.12	MINISTERIO DE SALUD	40,187,500

ARTICULO 118. La estructura y asignación del presupuesto de gastos, es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		45,346,800
Transferencias Corrientes, Aporte al Fisco y subsidios		2,342,500
Subsidios		
Transferencias Corrientes	2,342,500	
Aporte al Fisco		
Servicio de la Deuda		7,580,600
TOTAL DE GASTOS DE FUNCIONAMIENTO		55,269,900

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Desarrollo de Sist. de Agua	35,551,000
Desarrollo Sist. Alcantarillado	5,575,000
Inversiones Complementarias	941,300
TOTAL DE GASTOS DE INVERSION	42,067,300
TOTAL DE PRESUPUESTO DE GASTOS	97,337,200

CAPITULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Modernizar y ampliar el Sistema de Información Comercial de Precios y Mercados Nacional e Internacional, como instrumento de orientación en la toma de decisiones de los agentes económicos (productores, empresarios y consumidores).

Aumentar la transparencia y eficiencia de los mercados, que promuevan un mayor nivel de competencia y participación de la inversión privada nacional como extranjera en las actividades agropecuarias.

Reducir las pérdidas en postcosecha de los productos agropecuarios, aumentando la la disponibilidad de alimentos y mejorando los ingresos de los productores.

Promover el sistema de mercado de productos agropecuarios, que permita aumentar y diversificar la producción nacional en forma sostenida coordinando con entidades públicas y privadas.

Garantizar, en caso de emergencia nacional, el abastecimiento interno de los productos agr[illegible]rios nacionales importados para cubrir las necesidades del mercado local.

METAS:

Construcción de los Mercados Periféricos en cabeceras de provincias: David, Santiago, Chitré, Penonomé, y siete mercados de acopio en : Arraiján, Chorrera, Capira, Aguadulce, Concepción, Barú, y Changuinola y de la Remodelación de Frigo - IMA (Via Tocumen), en un mercado de abastos. Complementariamente estos mercados en conjunto con los tres mercados EMEX administrados por el IMA, dár un paso a la conformación y modernización de una red de mercados nacionales.

Actualización y seguimiento en un 90% de la infomación que se genera a través de la gestión de Cadenas Agroalimentarias, para la formulación de la política agropecuaria de los rubros: sal, azúcar, grasas y aceites, productos no tradicionales de exportación, flores, plantas y follajes.

Realización de diez (10) inventarios de productos derivados de las desiciones de política emanada de las Cadenas Agroalimentarias para garantizar seguridad alimentaria nacional (6) inventario de cebolla y papa, (2) inventarios de arroz, (2) de sal.

Programa de Compra de Productos en Darién. Realizar compra de productos agropecuarios hasta por el orden de B/. 162,000 beneficiando a 650 productores con preferencia en aquellos localizados en las áreas de los ríos Tuira y Chucunaque.

En el marco del programa de extensión en comercialización, capacitar y entrenar a mas de 50 técnicos y 2,000 productores en instrumentos y técnicas de comercialización.

Lograr poner a disposición de los productores, asociaciones o agrupaciones del sector agropecuario, proyectos o perfiles de proyectos agroindustriales, como un recurso para ayudar a garantizar a los productores, la consecución de financiamiento para la gestión y crecimiento de nuevos agronegocios agropecuarios y por ende contribuir a la generación de empleo, dando paso a la creación de un banco de proyectos agroindustriales.

Incorporar a unas 40 organizaciones de agricultores y todos aquellos grupos interesados en participar del proceso de comercialización directa (agroindustria del coco, noni, piña, entre otros).

Lograr realizar 2,052 eventos feriales con ventas de no menos 5.0 millones de balboas con beneficio a más de 9,301 productores.

Programa de administración de mercados se pretende recaudar B/. 152,000.00 balboas a través de los servicios de alquiler de módulos, locales comerciales y cuartos fríos de los mercados EMEX de Colón, Santa Llibrada y Curundú.

En Bienes Patrimoniales, enviar a las instancias superiores del Ministerio de de Economía y Finanzas, Contraloría General de la República: los inventarios de bienes actualizados, la adjudicación de globos de terrenos solicitados (Economía y Finanzas y Municipio), en años anteriores.

Fortalecimiento y mejoramiento de las finanzas institucional a través del programa de modernización en 75% tecnología, métodos y procedimientos financieros.

Mejorar la gestión de compras en 90% y dotar a las diferentes unidades administrativas de los documentos normativos que mejoren y agilicen los procedimientos y la labor administrativa de los funcionarios.

Lograr depurar la cartera de cuentas por cobrar y cuentas por pagar en un 75% y gestión de cobros en un 50% en lo que a cuentas por cobrar activas se refiere.

Procurar la ejecución presupuestaria a un alcance mínimo del 90%.

Contar con lo planes de trabajo institucional: Plan de Trabajo Anual (PTA), presupuesto de funcionamiento, prespuesto de inversiones, que permitan los funcionalidad de la Institutción y facilitación de los servicios públicos asignados.

Incrementar el número de usuarios y ampliación de la red de SIPAN apoyando tanto a productores, empresas, investigadores y otros usuarios, lo mismo que iniciar en la hoja electrónica del IMA el comercio electrónico como apoyo a la agroexportadores nacionales.

POLITICAS INSTITUCIONALES:

Desarrollar y mejorar los mercados mayoristas y minoristas, operados por organizaciones privadas que faciliten la estandarización de los productos transados. (calidad,empaques, estado de madurez, etc.) una mayor transparencia de los precios y un mejor manejo del transporte y manipulación de dichos productos.

Completar un conjunto de normas técnicas y de calidad para regular los mercados y sus productos (según las normas internacionales), lo cual implica facilitar un mejor manejo del comercio exterior como inferior.

Incremento en la participación del sector privado en la prestación de servicios agroindustriales.

Desarrollar un sistema nacional de información de precios y mercados, para que los productores y demás agentes económicos puedan disponer de información que les permita tomar decisiones dentro de las cadenas agroalimentarias existentes.

Ofrecer a los productores el Servicio de Almacenamiento y Secado en las plantas agroindustriales de la Institución, mediante un buen y eficiente servicio.

Participar en los servicios de asistencia técnica básica y capacitación en gestión de comercialización a productores para que superen la pobreza.

ARTICULO 119. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente, apruébase el presupuesto del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2004:

Ingresos Totales	3,771,200
Menos: Aumento de Reservas	
Ingresos Disponibles	3,771,200
Gastos	3,771,200

ARTICULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.70.0.0.0.0.00	INSTITUTO DE MERCADEO AGROPECUARIO	3,771,200
2.70.1.0.0.0.00	INGRESOS CORRIENTES	3,771,200
2.70.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,771,200
2.70.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,919,000
2.70.1.2.3.1.00	GOBIERNO CENTRAL	2,919,000
2.70.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	2,919,000
2.70.1.2.6.0.00	INGRESOS VARIOS	852,200
2.70.1.2.6.0.99	OTROS INGRESOS VARIOS	852,200

ARTICULO 121. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		3,351,600
Transferencias Corrientes, Aporte al Fisco y subsidios		366,400
Subsidios		
Transferencias Corrientes	366,400	
Aporte al Fisco		
Servicio de la Deuda		53,200
TOTAL DE GASTOS DE FUNCIONAMIENTO		3,771,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		3,771,200

CAPITULO VIII

2.78 EMPRESA DE TRANSMISIÓN ELECTRICA , S.A.

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Transportar energía eléctrica desde el punto de entrega de dicha energía por el generador hasta el punto de recepción por la empresa distribuidora o gran cliente y las interconexiones internacionales.

Planificar la expansión, construir nuevas ampliaciones y reforzar la red de transmisión, así como la operación y el mantenimiento el sistema interconectado nacional.

Expandir, operar, mantener y prestar servicios relacionados con la red nacional de meteorología e hidrología.

METAS:

Mejorar y reemplazar líneas de Transmisión Colón - Panamá II.

Actualizar el Centro de Despacho.

Disminuir el monto de las perdidas de transmisión en un 1%.

Disminuir la energía no servida en un 10%.

POLITICAS INSTITUCIONALES:

Establecer los planes estratégicos y los mecanismos operativos para el mantenimiento preventivo y predictivo de las diferentes líneas de transmisión.

Efectuar mejoras a las líneas de transmisión y subestaciones eléctricas para evitar salidas forzadas de la red y garantizar un servicio confiable a los agentes del mercado y usuarios en general.

Mejorar la eficacia operativa, a través de la implementación de sistemas de comunicación de la empresa.

ARTICULO 122. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el Presupuesto de la EMPRESA DE TRANSMISIÓN ELECTRICA, S.A. para la vigencia fiscal de 2004:

Ingresos Totales	62,675,400
Menos: Aumento de Reservas	14,167,800
Ingresos Disponibles	48,507,600
Gastos	48,507,600

ARTICULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.78.0.0.0.0.00	EMPRESA DE TRANSMISION ELECTRICA S.A.	62,675,400
2.78.1.0.0.0.00	INGRESOS CORRIENTES	52,866,000
2.78.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	52,866,000
2.78.1.2.4.0.00	TASAS Y DERECHOS	52,266,000

2.78.1.2.4.2.00	TASAS	52,266,000
2.78.1.2.4.2.65	PEAJE POR TRANSMISION DE ENERGIA	52,266,000
2.78.1.2.6.0.00	INGRESOS VARIOS	600,000
2.78.1.2.6.0.99	OTROS INGRESOS VARIOS	600,000
2.78.2.0.0.0.00	INGRESOS DE CAPITAL	9,809,400
2.78.2.2.0.0.00	RECURSOS DEL CREDITO	9,809,400
2.78.2.2.2.0.00	CREDITO EXTERNO	9,809,400
2.78.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	9,809,400
2.78.2.2.2.1.31	B.I.D. S/N IRHE L/T	9,809,400

ARTICULO 124. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		17,020,300
Transferencias Corrientes, Aporte al Fisco y subsidios		11,977,300
Subsidios		
Transferencias Corrientes	1,596,400	
Aporte al Fisco	10,380,900	
Servicio de la Deuda		6,000,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		34,997,600
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Transmisión		13,000,000
Planeamiento y Estudios		10,000
Otras Inversiones		500,000
TOTAL DE GASTOS DE INVERSION		13,510,000
TOTAL DE PRESUPUESTO DE GASTOS		48,507,600

CAPITULO IX

2.82 LOTERIA NACIONAL DE BENEFICENCIA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Planear, coordinar, evaluar y controlar las diversas actividades financieras y operativas para el logro de los planes, programas y proyectos a nivel institucional y coadyuvar al desarrollo socioeconómico del país, mediante la explotación del juego de lotería en todo el territorio nacional.

METAS:

Emitir chances y billetes por B/.468,948,640.00, obtener un nivel de venta por B/.351,711,480.00, pagar en concepto de Comisión a los Billeteros B/.34,233,200.00 y aportar al Tesoro Nacional B/.63,991,800.

Mantener el buen uso de los sistemas administrativos y operacionales de la Casa Matriz y de todas las agencias, a través de redes y programas de cómputo.

Apoyo a Instituciones Benéficas que incluye a Instituciones Pública y Privadas, Escuelas, Asilos, Orfanatos, Asociaciones sin fines de lucro.

Continuar con los programas de otorgamiento de sillas de ruedas a nivel nacional y apoyo a los programas sociales.

POLITICAS INSTITUCIONALES:

Ejecutar el programa de capacitación laboral orientado a aumentar la productividad en las áreas administrativas, operativas y financieras.

Instituir programas agresivos de promoción de los sorteos, con el objeto de penetrar y y captar nuevos mercados y promocionar las diversas actividades de beneficencia con los cuales contribuye la institución.

ARTICULO 125. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el Presupuesto de la LOTERIA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2004:

Ingresos Totales	127,000,000
Menos: Aumento de Reservas	4,627,700
Ingresos Disponibles	122,372,300
Gastos	122,372,300

ARTICULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.82.0.0.0.0.00	LOTERIA NACIONAL DE BENEFICENCIA	127,000,000
2.82.1.0.0.0.00	INGRESOS CORRIENTES	127,000,000
2.82.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	126,920,000
2.82.1.2.1.0.00	RENTA DE ACTIVOS	126,821,000
2.82.1.2.1.1.00	ARRENDAMIENTOS	46,600
2.82.1.2.1.1.01	ARRENDAMIENTOS	46,600
2.82.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	126,774,400
2.82.1.2.1.5.01	EMISIONES DE BILLETES DE LOTERIA	33,258,020
2.82.1.2.1.5.04	PREMIOS DEVUELTOS Y CADUCADOS	93,516,380

2.82.1.2.8.0.00	INGRESOS VARIOS	99,000
2.82.1.2.8.0.99	OTROS INGRESOS VARIOS	99,000
2.82.1.3.0.0.00	OTROS INGRESOS CORRIENTES	80,000
2.82.1.3.2.0.00	INT. Y COMISIONES GANADOS	80,000
2.82.1.3.2.0.24	INT. Y COMISIONES GANADAS SOBRE VALORES EMITIDOS	80,000

ARTICULO 127. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		54,873,387
Transferencias Corrientes, Aporte al Fisco y subsidios		67,212,313
Subsidios	156,800	
Transferencias Corrientes	3,063,713	
Aporte al Fisco	63,991,800	
Servicio de la Deuda		55,800
TOTAL DE GASTOS DE FUNCIONAMIENTO		122,141,500

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Infraestructura	143,000
Equipamiento	87,800
TOTAL DE GASTOS DE INVERSION	230,800
TOTAL DE PRESUPUESTO DE GASTOS	122,372,300

CAPITULO X

2.96 ZONA LIBRE DE COLON

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Incrementar el nivel de empleo en la provincia de Colón.

Aprovechar al máximo la posición geográfica de la República de Panamá.

Generar beneficios a la economia nacional, logrando el incremento del Producto Interno Bruto.

Mejorar la competitividad de la Zona Libre de Colón vs otras Zonas Libres, a través del Centro Multimodal aprovechando las nuevas inversiones portuarias, del ferrocarril y de telecomunicaciones que se dan en el país.

METAS:

Generación de nuevas empresas a través del mejoramiento y divulgación de la imagen interancional de la Zona Libre de Colón y del Centro Multimodal.

Coadyuvar con el Gobierno Nacional en la solución del grave problema socio-económico de Colón, impulsando la generación de empleos.

Mejorar la tramitación de documentos diarios del Movimiento Comercial en beneficio del usuario.

Ayudar económicamente a más de 30 instituciones entre estatales y no gubernamentales.

Mejorar la infraestructura para las operaciones dentro del área.

Proporcionar facilidades de acceso a la actividad comercial a más de 2,000 empresas en el área segregada.

POLITICAS INSTITUCIONALES:

Mejorar la imagen de la Zona Libre de Colón, a través de una agresiva campaña de divulgación promocional, a fin de atraer proyectos que generen inversiones para la creación de nuevas fuentes de empleo.

Mejorar la infraestructura del área y de la comunidad a través de proyectos de inversiones, logrando así un incremento de las construcciones del sector público contribuyendo al aumento del producto interno bruto.

ARTICULO 128. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la ZONA LIBRE DE COLON para la vigencia fiscal de 2004:

Ingresos Totales	21,800,000
Menos: Aumento de Reservas	1,559,300
Ingresos Disponibles	20,240,700
Gastos	20,240,700

ARTICULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.96.0.0.0.0.00	ZONA LIBRE DE COLON	21,800,000
2.96.1.0.0.0.00	INGRESOS CORRIENTES	21,800,000
2.96.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	21,782,000
2.96.1.2.1.0.00	RENTA DE ACTIVOS	18,321,000

2.96.1.2.1.1.00	ARRENDAMIENTOS	10,068,000
2.96.1.2.1.1.01	ARRENDAMIENTOS	5,376,000
2.96.1.2.1.1.02	DE LOTES Y TIERRAS	4,692,000
2.96.1.2.1.3.00	INGRESO POR VENTA DE BIENES	6,909,000
2.96.1.2.1.3.10	IMPRESOS Y FORMULARIOS	6,909,000
2.96.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,344,000
2.96.1.2.1.4.02	ASEO Y RECOLECCION DE BASURA	1,020,000
2.96.1.2.1.4.06	SERVICIO DE ALMACENAJE	324,000
2.96.1.2.4.0.00	TASAS Y DERECHOS	3,335,000
2.96.1.2.4.2.00	TASAS	3,335,000
2.96.1.2.4.2.21	REFRENDO DE DOCUMENTOS	16,000
2.96.1.2.4.2.23	EXPEDICION DE CARNETS	301,000
2.96.1.2.4.2.45	EXPEDICION DE DOCUMENTOS	1,014,000
2.96.1.2.4.2.51	TASA DE SEGURIDAD Y VIGILANCIA	1,536,000
2.96.1.2.4.2.99	OTRAS TASAS	468,000
2.96.1.2.6.0.00	INGRESOS VARIOS	126,000
2.96.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	108,000
2.96.1.2.6.0.99	OTROS INGRESOS VARIOS	18,000
2.96.1.3.0.0.00	OTROS INGRESOS CORRIENTES	18,000
2.96.1.3.2.0.00	INT. Y COMISIONES GANADOS	18,000
2.96.1.3.2.0.21	POR GOBIERNO CENTRAL	18,000

ARTICULO 130. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,934,500
Transferencias Corrientes, Aporte al Fisco y subsidios		7,532,500
Subsidios		
Transferencias Corrientes	3,211,900	
Aporte al Fisco	4,320,600	
Servicio de la Deuda		5,173,700
TOTAL DE GASTOS DE FUNCIONAMIENTO		19,640,700

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Inversiones Estratégicas de Zona Libre	600,000
TOTAL DE GASTOS DE INVERSION	600,000
TOTAL DE PRESUPUESTO DE GASTOS	20,240,700

TITULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPITULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTICULO 131. Apruébanse los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2004 cuyos resúmenes de Ingresos y Gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	326,617,200	557,081,700	883,698,900	261,913,500	621,785,400	883,698,900
SUPERINTENDENCIA DE BANCOS	6,403,400	0	6,403,400	6,383,400	20,000	6,403,400
BANCO DE DESARROLLO AGROPECUARIO	28,950,000	25,991,000	54,941,000	8,709,800	46,231,200	54,941,000
BANCO HIPOTECARIO NACIONAL	10,456,800	9,335,300	19,792,100	13,452,000	6,340,100	19,792,100
BANCO NACIONAL DE PANAMA	193,004,500	376,398,700	569,403,200	158,247,000	411,156,200	569,403,200
CAJA DE AHORROS	84,085,500	145,356,700	229,442,200	71,512,500	157,929,700	229,442,200
COMISION NACIONAL DE VALORES	1,485,400	0	1,485,400	1,382,400	103,000	1,485,400
INSTITUTO DE SEGURO AGROPECUARIO	2,231,600	0	2,231,600	2,226,400	5,200	2,231,600

ARTICULO 132. Apruébanse los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	158,683,900	8,486,200	76,741,700	0	18,001,700	261,913,500
SUPERINTENDENCIA DE BANCOS	5,649,600	733,800	0	0	0	6,383,400
BANCO DE DESARROLLO AGROPECUARIO	6,493,200	757,600	0	0	1,459,000	8,709,800
BANCO HIPOTECARIO NACIONAL	6,817,700	404,300	1,741,700	0	4,488,300	13,452,000
BANCO NACIONAL DE PANAMA	78,397,900	3,267,300	75,000,000	0	1,581,800	158,247,000
CAJA DE AHORROS	58,460,400	2,579,600	0	0	10,472,500	71,512,500
COMISION NACIONAL DE VALORES	1,231,500	150,900	0	0	0	1,382,400
INSTITUTO DE SEGURO AGROPECUARIO	1,633,600	592,700	0	0	100	2,226,400

ARTICULO 133. Apruébanse los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2004 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	587,671,800	5,642,800	0	28,470,800	621,785,400
SUPERINTENDENCIA DE BANCOS	0	20,000	0	0	20,000
BANCO DE DESARROLLO AGROPECUARIO	33,158,400	25,300	0	13,047,500	46,231,200
BANCO HIPOTECARIO NACIONAL	200,000	0	0	6,140,100	6,340,100
BANCO NACIONAL DE PANAMA	401,176,900	1,718,200	0	8,261,100	411,156,200
CAJA DE AHORROS	153,136,500	3,776,300	0	1,016,900	157,929,700
COMISION NACIONAL DE VALORES	0	103,000	0	0	103,000
INSTITUTO DE SEGURO AGROPECUARIO	0	0	0	5,200	5,200

CAPITULO II

3.10 SUPERINTENDENCIA DE BANCOS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Velar por el mantenimiento de la solidez y eficiencia del Centro Bancario Internacional.

Promover la confianza publica en el sistema Bancario y velar porque los Bancos mantengan coeficientes de solvencia y liquidez apropiados de acuerdo a sus obligaciones.

Fortalecer y fomentar el desarrollo de Panamá como Centro Financiero Internacional.

METAS:

Continuar desarrollando las reglamentaciones del Decreto Ley No. 9 de 26 de febrero de 1998 de conformidad con los Principios Básicos de Basilea.

Velar por que los Bancos tengan procedimientos adecuados que permitan la supervisión y control de sus actividades a escala nacional e internacional.

Continuar con la implementación de los estándares internacionales para una supervisión bancaria efectiva.

Ejecutar inspecciones integrales in situ de por lo menos el 50% de los Bancos que componen el Centro Bancario Internacional y dar seguimiento a las recomendaciones señaladas a los Bancos durante las inspecciones anteriores.

Cumplir con un 100% con la supervisión prudencial para dar seguimiento a los principales riesgos bancarios y sugerir las acciones correctivas en los casos que sea necesario.

Velar por que los Bancos suministren a sus clientes información que asegure la mayor transparencia en las operaciones bancarias.

Colaborar con el Grupo de Acción Financiera del Caribe para la implementación de medidas para combatir el blanqueo de capitales y la financiación del terrorismo.

Continuar inspeccionando los procedimientos y mecanismos de control interno de los bancos, a fin de verificar el debido cumplimiento de las disposiciones de la Ley 42 de 2001, que establecen medidas para la prevención del delito de blanqueo de capitales.

Cumplir con el programa de inspecciones in situ y extra situ en las empresas fiduciarias, a fin de supervisar y fiscalizar el adecuado funcionamiento del negocio fiduciario, de acuerdo a lo establecido en la Ley que lo regula y a las normas de prevención y control del Blanqueo de Capitales y su reglamentación.

Ejecutar los programas de capacitación continua a nivel local e internacional.

POLITICAS INSTITUCIONALES:

Asesorar al gobierno nacional de todas aquellas materias que guarden relación con el desarrollo del Sistema Bancario.

Fortalecer la imagen positiva de la institución a nivel interno y externo, en torno a la supervisión bancaria y al control del uso indebido de los servicios bancarios.

Promover la confianza y transparencia en el Centro Bancario Internacional a fin de incentivar nuevas inversiones en sectores que promueven el desarrollo económico del país.

Velar porque se cumplan las normas y políticas que se establezcan en materia bancaria y fiduciaria.

ARTICULO 134. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal 2004:

Ingresos Totales	6,403,400
Menos: Aumento de Reservas	
Ingresos Disponibles	6,403,400
Gastos	6,403,400

ARTICULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.10.0.0.0.0.00	SUPERINTENDENCIA DE BANCOS	6,403,400
3.10.1.0.0.0.00	INGRESOS CORRIENTES	6,403,400
3.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,999,400
3.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	853,500
3.10.1.2.3.7.00	SECTOR PRIVADO	853,500
3.10.1.2.3.7.02	FECI	853,500
3.10.1.2.4.0.00	TASAS Y DERECHOS	4,790,900
3.10.1.2.4.2.00	TASAS	4,790,900
3.10.1.2.4.2.15	INSPECCIONES Y AVALUOS	2,108,000
3.10.1.2.4.2.50	TASA DE REGULACION BANCARIA	2,682,900
3.10.1.2.6.0.00	INGRESOS VARIOS	355,000
3.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	170,000
3.10.1.2.6.0.99	OTROS INGRESOS VARIOS	185,000
3.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	4,000
3.10.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	4,000
3.10.1.3.1.0.12	INSTITUCIONES DESCENTRALIZADAS	4,000
3.10.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	400,000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	400,000
3.10.1.4.2.0.01	SALDO CORRIENTE	400,000

ARTICULO 136. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,669,600
Transferencias Corrientes, Aporte al Fisco y subsidios		733,800
Subsidios		
Transferencias Corrientes	733,800	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		6,403,400

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION
TOTAL DE PRESUPUESTO DE GASTOS 6,403,400

CAPITULO III

3.15 BANCO DE DESARROLLO AGROPECUARIO

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Brindar asistencia financiera a las actividades productivas de las micro, pequeños y medianos productores, así como los grupos asociativos, con la finalidad de satisfacer la demanda interna de productos y materias primas agroindustriales, aumentando la rentabilidad de sus explotaciones, basadas en las directrices del Plan Económico que impulsa el Gobierno Nacional.

Apoyar el proceso de modernización y transformación del sector agropecuario, impulsando el financiamiento de rubros no tradicionales para la exportación, la diversificación de cultivos y la reconversión, con miras a incrementar la generación de divisas y el empleo en las áreas rurales, elevando el nivel de vida de la población.

METAS:

Ejecutar un presupuesto de inversión por la suma total de B/. 33.2 millones, para cubrir la demanda de crédito de los renglones agrícolas, pecuarios, comercialización, infraestructura, equipo y otros, así como otras inversiones de Fortalecimiento Institucional.

Cumplir el Programa de Crédito Agropecuario por la suma de B/.31,0 millones, que estará destinado a la concesión de nuevos préstamos agropecuarios.

Destinar la suma de B/.2.2 millones, al Programa de Fortalecimiento Institucional para la modernización del BDA, mediante los subprogramas y proyectos de Modernización de la de la red de Informática, Renovación de la flota de transporte (terrestre), Maquinaria y Equipo varios (fotocopiadoras y aires acondicionados centrales algunas Gerencias Regionales), Construcción y Rehabilitación del Edificio para algunas de Casa Matriz y Sucursales, Supervisión y Evaluación de los programas de créditos BDA-FECI,FECC y FETA y promoción del Crédito y Capacitación Técnica.

Formalizar 3,192 proyectos crediticios a través de 34 sucursales en todo el pais

Financiar 4,655 hectáreas de productos agrícolas para el mercado interno y la exportación.

Apoyar la adquisición de unos 15,418 semovientes (ganado bovino, porcino y otros.

Beneficiar directamente a 2,660 productores agropecuarios (micro, pequeños y medianos).

Generar 1,329,949 jornales con un valor monetario de B/.8.7 millones en mano de obra rural.

Contribuir al producto interno bruto agropecuario, con una producción valorada en B/.46,1 millones.

POLITICAS INSTITUCIONALES:

Modernizar la estructura administrativa y operacional del Banco, con el propósito de transformarlo en un intermediario financiero eficiente.

Profundizar las acciones de saneamiento financiero, a través de la depuración de la cartera y el ordenamiento de los pasivos.

Aumentar la captación de ingresos, para elevar la disponibilidad de recursos crediticios hacia los productores agropecuarios.

Orientar el crédito hacia actividades prioritarias, dentro de un marco de reconversión y competitividad, con los paquetes tecnológicos disponibles y criterios de rentabilidad.

Incrementar el financiamiento a los rubros no tradicionales, tales como: Agroturísmo y reforestación. Igualmente, lo de exportación, utilizando tecnología apropiada para elevar la productividad y rentabilidad de los mismos, en busca de una mayor competitividad en el mercado internacional.

Mejorar los procedimientos para la firma de contratos y minutas de préstamos. Así mismo ,ampliar los servicios de créditos, mediante la agilización en el trámite de contratos de préstamos, que permitan otorgar un crédito mas ágil y oportuno.

Fortalecer el programa de micro crédito para apoyar los sectores más débiles de la producción, que no tienen acceso a las fuentes públicas y privadas de financiamiento.

Promover la capacitación del recurso humano institucional, para brindar una asistencia crediticia efeciente.

ARTICULO 137. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente, apruébase el presupuesto del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2004:

Ingresos	71,825,500
Menos: Aumento de Reservas	16,884,500
Ingresos Disponibles	54,941,000
Gastos	54,941,000

ARTICULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a que a continuación se indica:

3.15.0.0.0.0.00	BANCO DE DESARROLLO AGROPECUARIO	71,825,500
3.15.1.0.0.0.00	INGRESOS CORRIENTES	28,950,000
3.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	21,450,000
3.15.1.2.1.0.00	RENTA DE ACTIVOS	50,000
3.15.1.2.1.1.00	ARRENDAMIENTOS	50,000
3.15.1.2.1.1.01	ARRENDAMIENTOS	50,000
3.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	20,700,000
3.15.1.2.3.7.00	SECTOR PRIVADO	20,700,000
3.15.1.2.3.7.02	FECI	20,700,000
3.15.1.2.4.0.00	TASAS Y DERECHOS	700,000
3.15.1.2.4.2.00	TASAS	700,000
3.15.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES.	700,000
3.15.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,500,000
3.15.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	7,500,000
3.15.1.3.1.0.17	A SECTOR PRIVADO	7,500,000
3.15.2.0.0.0.00	INGRESOS DE CAPITAL	42,875,500
3.15.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	22,000,000
3.15.2.1.1.0.00	VENTA DE ACTIVOS	2,500,000
3.15.2.1.1.1.00	VENTA DE INMUEBLES	2,500,000
3.15.2.1.1.1.03	OTRAS INSTALACIONES	2,500,000
3.15.2.1.3.0.00	RECUPERACION DE PRESTAMOS	19,500,000
3.15.2.1.3.7.00	SECTOR PRIVADO	19,500,000
3.15.2.1.3.7.01	PRESTAMOS AGROPECUARIOS	19,500,000
3.15.2.2.0.0.00	RECURSOS DEL CREDITO	15,200,000
3.15.2.2.1.0.00	CREDITO INTERNO	15,200,000
3.15.2.2.1.4.00	PRESTAMOS	15,200,000
3.15.2.2.1.4.01	GOBIERNO CENTRAL (BDA-CBN)	15,200,000
3.15.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,675,500
3.15.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,675,500
3.15.2.3.2.1.00	GOBIERNO CENTRAL	5,675,500
3.15.2.3.2.1.10	GOBIERNO CENTRAL (FECC-LEY 24)	5,675,500

ARTICULO 139. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor
Gastos de Operación	6,518,500

Transferencias Corrientes, Aporte al Fisco y subsidios		757,600
Subsidios		
Transferencias Corrientes	757,600	
Aporte al Fisco		
Servicio de la Deuda		14,506,500
TOTAL DE GASTOS DE FUNCIONAMIENTO		21,782,600

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Crédito Agropecuario	26,000,000
Equipamiento	641,300
Rehabilitación de Sucursales	294,000
Supervisión BDA-Sup.Bancaria	547,600
Prog.Espec.Crédito Contingente	5,675,500
TOTAL DE GASTOS DE INVERSION	33,158,400
TOTAL DE PRESUPUESTO DE GASTOS	54,941,000

CAPITULO IV

3.30 BANCO HIPOTECARIO NACIONAL

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Proporcionar financiamiento a programas nacionales de vivienda que tiendan a dar efectividad al derecho que consagra el Artículo 113 de la Constitución Política y dirigir, regular y fiscalizar el Sistema Nacional de Ahorros y Préstamos para la vivienda, de acuerdo con los planes nacionales de desarrollo económico y social del Estado.

Velar por la buena administración de los Programas de vivienda cuyos créditos se generen a través del Ministerio de Vivienda.

Realizar la reforma institucional que exigen las circunstancias del Estado.

Autogestión financiera. Fortalecimiento financiero de la institución mediante el incremento de los ingresos a través de una dinámica gestión de cobro; implementación de estrategias dirigidas a la racionalización del gasto.

Revisar el sistema actual de informática para cubrir las necesidades de la institución en relación al manejo y administración de la cartera a fin de ofrecer una adecuada y eficaz información a nuestros prestatarios.

METAS:

Confección y entrega de aproximadamente 2,000 Escrituras.

Incluir a Descuento Directo a un promedio de 3,000 prestatarios.

Realizar 1,500 publicaciones, con el propósito de concientizar a los prestatarios morosos.

Efectuar un aproximado de 3,000 arreglos de pagos.

Ejecutar 120 juicios de Jurisdicción coactiva.

Celebrar 24 Operativos de Cobro, 2 por mes con la participación de analistas de crédito y cobradores.

Se procederá a formalizar unas 50 Readjudicaciones, Traspasos y Cambio de nombre.

POLITICAS INSTITUCIONALES:

Otorgamiento de créditos sobre la base del descuento directo.

Proceder con legalización y pago de las Fincas propiedad de terceros, para que pasen a nombre del Banco Hipotecario Nacional.

La venta de activos, concesiones de Cartera y Traspaso de Cartera Social, bajo el concepto de establecer claramente los términos de referencias, las aprobaciones, actividades de promoción y los actos públicos correspondientes.

Se garantizará la eficiencia y seguridad de ahorristas del Sistema de Ahorro para la Vivienda, mediante el cumplimiento de la Ley y una relación continua con el Sistema.

Se dará especial atención a la agilización del trámite en la Institución, mediante acciones de conjunto de las áreas de Recursos Humanos, Jurídico, Auditoria y Mantenimiento.

Se promoverá la generación de proyectos de viviendas a través de los Fideicomisos, dando uso a los terrenos del Banco y otorgar opotunidades de desarrollo conjuntamente con la empresa privada.

ARTICULO 140. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2004:

Ingresos Totales	23,200,000
Menos: Aumento de Reservas	3,407,900

Ingresos Disponibles .	19,792,100
Gastos	19,792,100

ARTICULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.30.0.0.0.0.00	BANCO HIPOTECARIO NACIONAL	23,200,000
3.30.1.0.0.0.00	INGRESOS CORRIENTES	10,456,800
3.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,830,800
3.30.1.2.1.0.00	RENTA DE ACTIVOS	1,139,300
3.30.1.2.1.1.00	ARRENDAMIENTOS	1,139,300
3.30.1.2.1.1.01	ARRENDAMIENTOS	1,139,300
3.30.1.2.4.0.00	TASAS Y DERECHOS	9,300
3.30.1.2.4.2.00	TASAS	9,300
3.30.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	9,300
3.30.1.2.6.0.00	INGRESOS VARIOS	1,682,200
3.30.1.2.6.0.11	REINTEGROS	1,440,000
3.30.1.2.6.0.99	OTROS INGRESOS VARIOS	242,200
3.30.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,626,000
3.30.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	7,626,000
3.30.1.3.1.0.17	A SECTOR PRIVADO	7,626,000
3.30.2.0.0.0.00	INGRESOS DE CAPITAL	12,743,200
3.30.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	12,743,200
3.30.2.1.1.0.00	VENTA DE ACTIVOS	4,104,200
3.30.2.1.1.1.00	VENTA DE INMUEBLES	4,104,200
3.30.2.1.1.1.01	TERRENOS	4,104,200
3.30.2.1.3.0.00	RECUPERACION DE PRESTAMOS	8,639,000
3.30.2.1.3.7.00	SECTOR PRIVADO	8,639,000
3.30.2.1.3.7.03	PRESTAMOS HIPOTECARIOS	8,639,000

ARTICULO 142. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		6,817,700
Transferencias Corrientes, Aporte al Fisco y subsidios		2,146,000
Subsidios		
Transferencias Corrientes	404,300	
Aporte al Fisco	1,741,700	
Servicio de la Deuda		10,628,400
TOTAL DE GASTOS DE FUNCIONAMIENTO		19,592,100

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Inversiones Propias Del B.H.N.	200,000
TOTAL DE GASTOS DE INVERSION	200,000
TOTAL DE PRESUPUESTO DE GASTOS	19,792,100

CAPITULO V

3.45 BANCO NACIONAL DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Optimizar la gestión institucional, en todas sus areas, ejecutando acciones orientadas a una mayor captación de depósitos de particulares, disminución en los costos financieros y gastos operacionales y garantizando un nivel aceptable de utilidad al final del período.

Mantener una estructura administrativa acorde con las expectativas y necesidades de la Institución, como apoyo al fortalecimiento de la relación Banco-Cliente y cumpliendo con la función de ente promotor del desarrollo económico y progreso social del país.

Otorgar financiamiento dentro de los parámetros de eficiencia y rentabilidad al sector privado, priorizando en aquellas actividades que a corto y mediano plazo incrementan la producción y son generadoras de empleo.

Continuar apoyando al Sector Público en el financiamiento de proyectos orientados a mejorar la infraestructura económica y social que sirve de apoyo al aparato productivo nacional.

METAS:

Aprovechar al máximo la celebración de ferias nacionales y similares para mercadear los servicios y productos que ofrece el Banco Nacional de Panamá.

Continuar con el financiamiento a rubros del sector primario, en función de la reconversión técnologica, atendiendo las ventajas competitivas a nivel nacional e internacional.

Mantener la oferta de recursos financieros a la actividad comercial local y de servicio, sobretodo a las orientadas hacia áreas de interés nacional que respondan a la demanda externa de captar negocios de logística.

Intensificar esfuerzos para estimular los incrementos de la captación de depósitos de particulares y de bancos, especialmente los de menor costo financiero, aprovechado las fortalezas del Banco y procurando mantener y asegurar nuestra autonomía financiera.

Atraer depósitos de ahorros, manteniendo una revisión periódica de la tasa de interés para conservar un nivel competitivo y acorde a la práctica bancaria; crear nuevos productos y mejorar los existentes.

Realizar las inversiones de fondo y de valores, dentro de las condiciones de mercado existente y de las regulaciones establecidas para el Banco, que le brinden a la Institución una mayor rentabilidad o maximización de ingresos.

Analizar e invertir en instrumentos negociables, tanto locales como internacionales; y promover el crecimiento del mercado secundario.

Continuar con la implementación de tecnología de punta, que permita la agilización y actualización del proceso de automatización de los sistemas internos.

Poner en funcionamiento el proyecto de Intranet del Banco, el cual permitirá la comunicación entre las distintas dependencias de la Institución.

Continuar la automatización de los procesos operacionales en sucursales y departamentos.

Fortalecer la imagen institucional, mediante acciones dirigidas a proyectar al Banco en las comunidades en las cuales tenemos presencia física a través de nuestras sucursales.

Evaluar los procedimientos y controles establecidos para los sistemas informáticos y la red, a fin de que se garantice la integridad de la información que viaja a través de ella.

POLITICAS INSTITUCIONALES:

Realizar las inversiones de fondos y de valores, dentro de las condiciones de mercado existentes y de las regulaciones establecidas para el Banco, que le brinde a la Institución una mayor rentabilidad o maximización de ingresos.

Asegurar el buen funcionamiento de los sistemas y aplicaciones de carácter tecnológico e informáticos, que nos mantenga en posición competitiva.

Mantener la responsabilidad del control de los gastos e inversiones del Banco, como ente fiscalizador que permita la disponibilidad de fondos y la legalidad de los actos, con la prudencia y eficiencia para honrar sus compromisos garantizando una adecuada ejecución presupuestaria.

Emitir informes gerenciales, necesarios para el manejo efectivo de las decisiones del Banco, y darle cumplimiento a la generación de informes oportunos, con la regularidad y puntualidad requerida, según lo solicitado por instituciones como: La Superintendencia de Bancos, Contraloría General de la República, Ministerio de

Economía y Finanzas, Asamblea Legislativa, Instituciones Financieras Internacionales, Banco Mundial, Fondo Monetario Internacional, Banco Interamericano de Desarrollo, Auditores Externo e Internos, entre otros.

Realizar a nivel nacional auditorias de tipo administrativo y operativo, dinámicas, oportunas y efectivas; y evaluar el grado de seguridad de los bienes patrimoniales.

Promover acciones dirigidas a asegurar niveles adecuados de captación de fondos de origen privado (depósitos, bonos, etc.) a fin de financiar la cartera privada, a través de los mismos.

Enmarcar la administración del recurso humano, manteniendo un desarrollo competitivo, en los siguientes aspectos:

a. Detectar las necesidades de capacitación a nivel nacional, con el fin de diseñar programas de acción más completos, eficientes y actualizados; que permitan aprovechar de forma óptima el potencial de nuestro recurso humano; tanto de los centros de ganancias como las áreas de apoyo; a través de un sistema de evaluación, darle el seguimiento oportuno para asegurar la inversión del Banco.

b. Actualizar los manuales de Normas y Políticas, Clasificación de Puestos y Organización; que contribuyan a la toma de decisiones y al cumplimiento de los objetivos institucionales.

c. Mantener un sistema adecuado de descripción de puestos y estructura Administrativa, que garantice el cumplimiento de las funciones, políticas y objetivos establecidos por las diferentes instancias y que tome en cuenta el potencial del funcionario.

ARTICULO 143. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el Presupuesto del BANCO NACIONAL DE PANAMA para la vigencia fiscal de 2004:

Ingresos Totales	569,403,200
Menos: Aumento de Reservas	
Ingresos Disponibles	569,403,200
Gastos	569,403,200

ARTICULO 144. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.45.0.0.0.0.00	BANCO NACIONAL DE PANAMA	569,403,200
3.45.1.0.0.0.00	INGRESOS CORRIENTES	193,004,500
3.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,270,500
3.45.1.2.1.0.00	RENTA DE ACTIVOS	56,900
3.45.1.2.1.1.00	ARRENDAMIENTOS	13,000
3.45.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	13,000

3.45.1.2.1.3.00	INGRESO POR VENTA DE BIENES	43,900
3.45.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	43,900
3.45.1.2.4.0.00	TASAS Y DERECHOS	7,213,600
3.45.1.2.4.2.00	TASAS	7,213,600
3.45.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	7,213,600
3.45.1.3.0.0.00	OTROS INGRESOS CORRIENTES	185,734,000
3.45.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	169,524,100
3.45.1.3.1.0.11	AL GOBIERNO CENTRAL	15,886,600
3.45.1.3.1.0.12	INSTITUCIONES DESCENTRALIZADAS	2,555,000
3.45.1.3.1.0.13	A EMPRESAS PUBLICAS	1,006,500
3.45.1.3.1.0.17	A SECTOR PRIVADO	107,413,600
3.45.1.3.1.0.99	OTROS INTERESES Y COMISIONES	42,662,400
3.45.1.3.2.0.00	INT. Y COMISIONES GANADOS	16,209,900
3.45.1.3.2.0.27	POR SECTOR PRIVADO	16,209,900
3.45.2.0.0.0.00	INGRESOS DE CAPITAL	376,398,700
3.45.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	376,398,700
3.45.2.1.1.0.00	VENTA DE ACTIVOS	1,400,000
3.45.2.1.1.2.00	VENTA DE BIENES MUEBLES	1,400,000
3.45.2.1.1.2.99	OTROS BIENES MUEBLES	1,400,000
3.45.2.1.3.0.00	RECUPERACION DE PRESTAMOS	374,998,700
3.45.2.1.3.1.00	GOBIERNO CENTRAL	49,157,300
3.45.2.1.3.1.01	GOBIERNO CENTRAL	49,157,300
3.45.2.1.3.2.00	INSTITUCIONES DESCENTRALIZADAS	62,200
3.45.2.1.3.2.95	UNIVERSIDAD TECNOLOGICA	62,200
3.45.2.1.3.3.00	EMPRESAS PUBLICAS	5,670,400
3.45.2.1.3.3.05	ARI	3,898,500
3.45.2.1.3.3.38	DAC	1,555,600
3.45.2.1.3.3.66	IDAAN	65,000
3.45.2.1.3.3.96	ZONA LIBRE DE COLÓN	151,300
3.45.2.1.3.7.00	SECTOR PRIVADO	320,108,800
3.45.2.1.3.7.04	PRESTAMOS VARIOS	320,108,800

ARTICULO 145. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		80,116,100
Transferencias Corrientes, Aporte al Fisco y subsidios		78,267,300
Subsidios		
Transferencias Corrientes	3,267,300	
Aporte al Fisco	75,000,000	
Servicio de la Deuda		9,842,900
TOTAL DE GASTOS DE FUNCIONAMIENTO		168,226,300

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Crédito Comercial	231,278,000
Obras y Construcciones	2,700,000
Crédito Agropecuario	72,909,100
Crédito Para Vivienda	87,825,900
Equipamiento de Sucursales	6,463,900
TOTAL DE GASTOS DE INVERSION	401,176,900
TOTAL DE PRESUPUESTO DE GASTOS	569,403,200

CAPITULO VI

3.60 CAJA DE AHORROS

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Administrar y coordinar los programas en base a las políticas administrativas, económicas y operativas y fomentar la captación de ahorros y su canalización en proyectos de vivienda.

Fortalecer y consolidar financieramente a la Caja de Ahorros, adecuándola a las realidades socio-económicas del país, mediante la utilización de los recursos financieros disponibles, bajo el siguiente esquema:
- Mejorar la captación de ahorros con apertura de nuevas cuentas a clientes y servicios.
- Inversión adecuada de fondos disponibles.

Mejorar la agilización de los créditos.

Ejecutar el plan de automatización electrónica para agilizar los procesos diarios en sucursales, agencias y departamentos.

Reducir y controlar el nivel y cuantía del gasto.

METAS:

Captación de Ahorros de Clientes:

Captación de recursos para el año 2004 se estima en B/.129.6 MM, de los cuales corresponde a captación de ahorros de clientes (incluye cuentas y ahorros corrientes, caja de los niños, cuentas doradas, depósito a plazo y bono y multibonos) la suma de B/.26.1 MM, Recuperación de Préstamos por B/.94.6 MM; más otras inversiones financieras por B/. 8.9 MM.

Recuperación de Préstamos:

Recuperar préstamos procedentes de las mensualidades de los prestatarios que mantienen obligaciones crediticias con la Caja de Ahorros y de aquellos que las contraigan durante el próximo año.

Se estima recuperar B/.103,5 MM, procedentes de los siguientes prestamos:.
Hipotecarios y Construcción B/.28,5 MM.
Otros Préstamos B/.75,0 MM (prendarios y personales, sobregiros, adelantos, tarjetas Incluyen: prendarios y personales, sobregiros, adelantos, tarjetas de créditos, leasing factoring comerciales y otras inversiones financieras.

Colocación de Préstamos:

La Inversión de Recursos vía Activos Productivos (Préstamos e Inversiones) deberá ser dirigida al crédito Hipotecario, Personal y Corporativo a clientes con capacidad de atender sus obligaciones contraídas con el fin de minimizar la exposición de riesgo.

Se estima colocar B/.136,5 MM prestamos así:.
Hipotecarios y Construcción: B/. 39,5 MM.
Otros Préstamos: B/. 97,0 MM.
Incluyen: Prendarios, Personales, Sobregiros, Adelantos, Tarjetas de Crédito, Leasing, Factoring, Comerciales y Otras Inversiones Financieras.

Utilización de los recursos provenientes de la captación e inversión de activos productivos en otras actividades de tipo bancaria permitiran:

Obtención de ganancias por B/. 7,4 MM, cumplir con los resultados de adecuación de liquidez bancaria que exige el mantener el 30% de los depósitos menores de 180 días en activos líquidos con igual vencimiento, cumplir con los requisitos de adecuación de capital cónsonos con el crecimiento de los Activos institucionales y la generación de ingresos y rentas derivados de la prestación de Otros Servicios Bancarios.

Política Crediticia y de Mercado:

Revisión de políticas crediticias para hacer más eficiente la captación de ahorros y la colocación de préstamos para potenciar su participación en el Plan Institucional.
Suministrar todo el apoyo de material publicitario acorde con los productos que ofrece el banco tanto en activos como del pasivo con énfasis en la captación de ahorros.
Selección de los mejores medios publicitarios para promocionar las campañas crediticias y mercado lógicas diseñadas para la divulgación de productos de ahorros e inversión. Incluye la participación en Ferias y Exposiciones a nivel Nacional.
Dirigir la actividad de la fuerza de venta para la promoción de los productos del Banco con énfasis en la captación de recursos vía ahorros.

Iniciar y fortalecer los nuevos servicios como el de corresponsalías y cartas de crédito.

Operación y Tecnología:

Re-evaluar los procedimientos puestos en marcha en el año 2003 con el propósito de adecuarlos a la nueva Plataforma Tecnológica del Banco, conocer sus resultados y poder realizar los ajustes necesarios.
Aprovechamiento de los nuevos equipos, programas y sistemas tecnológicos implementados en la ejecución de las tareas operativas, contables y financieras que permitan un conocimiento cabal del perfil de nuestros clientes de ahorros y préstamos; la rentabilidad de los servicios que se ofrecen y la información gerencial requerida para la toma de decisiones a todos los niveles administrativos de la Institución.

Administración y Recursos Humanos:

Mantener al día los cambios tecnológicos y bancarios para brindar los servicios más ágiles, eficientes, seguros y con el mayor grado de satisfacción de la clientela como objetivo principal la formación de los funcionarios.

Dar continuidad al Plan Integral de Adiestramiento que permita el desarrollo de carrera bancaria dentro de la Institución. Este adiestramiento y capacitación deberá ir orientado a la prestación de los servicios bancarios que ofrece la Caja de Ahorros de forma atenta y personalizada a satisfacción de la clientela.

Adquisición de Inmuebles y Equipo:

Mejoramiento de las instalaciones físicas de sucursales y oficinas a nivel nacional, con el fin de hacerlas más productivas y adecuarlas a las actividades propias del negocio de banca a desarrollar. Comprenden las inversiones en infraestructura y equipamiento para uso de oficinas y sucursales (Edificaciones y Terrenos, Equipo Rodante, Mobiliario y Equipo electrónico).

POLITICAS INSTITUCIONALES:

Promover e incentivar el hábito del ahorro en el país, como instrumento de captación de recursos canalizables a préstamos que contribuyan al desarrollo económico del país, con enfasis en los de tipo hipotecario que inciden benéficamente en la Construcción.

ARTICULO 146. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la CAJA DE AHORROS para la vigencia fiscal de 2004

Ingresos Totales	229,442,200
Menos: Aumento de Reservas	
Ingresos Disponibles	229,442,200
Gastos	229,442,200

ARTICULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.60.0.0.0.0.00	CAJA DE AHORROS	229,442,200
3.60.1.0.0.0.00	INGRESOS CORRIENTES	84,085,500
3.60.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	54,000
3.60.1.2.1.0.00	RENTA DE ACTIVOS	54,000
3.60.1.2.1.1.00	ARRENDAMIENTOS	50,000
3.60.1.2.1.1.01	ARRENDAMIENTOS	50,000
3.60.1.2.1.3.00	INGRESO POR VENTA DE BIENES	4,000
3.60.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	4,000
3.60.1.3.0.0.00	OTROS INGRESOS CORRIENTES	84,031,500
3.60.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	84,031,500
3.60.1.3.1.0.17	A SECTOR PRIVADO	84,031,500
3.60.2.0.0.0.00	INGRESOS DE CAPITAL	145,356,700
3.60.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	104,918,800
3.60.2.1.1.0.00	VENTA DE ACTIVOS	1,500,000
3.60.2.1.1.1.00	VENTA DE INMUEBLES	1,500,000
3.60.2.1.1.1.02	EDIFICIOS	1,500,000
3.60.2.1.3.0.00	RECUPERACION DE PRESTAMOS	94,600,000
3.60.2.1.3.7.00	SECTOR PRIVADO	94,600,000
3.60.2.1.3.7.04	PRESTAMOS VARIOS	94,600,000
3.60.2.1.4.0.00	RECUPERACION DE COLOCACIONES	8,818,800
3.60.2.1.4.9.00	RECUPERACION DE COLOCACIONES	8,818,800
3.60.2.1.4.9.01	OTROS RECUPERACION DE COLOCACIONES	8,818,800
3.60.2.4.0.0.00	SALDO EN CAJA Y BANCO	40,437,900
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	40,437,900
3.60.2.4.2.0.01	SALDO DE CAPITAL	40,437,900

ARTICULO 148. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		62,236,700
Transferencias Corrientes, Aporte al Fisco y subsidios		2,579,600
Subsidios		
Transferencias Corrientes	2,579,600	
Aporte al Fisco		
Servicio de la Deuda		11,489,400
TOTAL DE GASTOS DE FUNCIONAMIENTO		76,305,700

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Hipotecarios y Construcción	39,500,000
Adquisición Inmuebles y Equipo	16,636,500
Otros Prestamos	97,000,000

TOTAL DE GASTOS DE INVERSION	153,136,500
TOTAL DE PRESUPUESTO DE GASTOS	229,442,200

CAPITULO VII

3.65 COMISION NACIONAL DE VALORES

OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Controlar, fiscalizar y regular las actividades de los agentes económicos conforme al Decreto Ley que crea la Comisión Nacional de Valores y sus reglamentos.

Resolver las peticiones formuladas, relacionadas con el registro de valores y cualesquiera otras que se presenten ante la Comisión.

Fortalecer el marco reglamentario y de recursos para la supervisión de planes de pensiones.

Promover la confianza en el público inversionista en el mercado de valores panameño.

Impulsar el papel que juega el mercado de valores como intermediario financiero para la canalización del ahorro interno hacia el desarrollo de las actividades productivas.

Fortalecer y fomentar las condiciones propicias para el desarrollo del mercado de valores.

METAS:

Supervisión prudencial de los intermediarios de valores con personal capacitado.

Creación de una Unidad Técnica de Pensiones que sea la responsable de la supervisión de planes de pensiones y dotarla de las herramientas informáticas para realizar sus funciones.

Seguimiento en la implementación de la Ventanilla Virtual Fase II del Sistema Integrado de Gestión de la Información (SIGE).

Desarrollo de un programa de divulgación de información en medios escritos, radio y televisión, con la finalidad de incentivar la educación al inversionista.

Promoción del papel de la Comisión Nacional de Valores a nivel internacional, que promueva acuerdos bilaterales y multilaterales, para propiciar mejores oportunidades a los participantes del mercado de valores.

Ejecución de un programa de incentivos internos en la CNV, que incluyen mejores posibilidades de capacitación, salarios competitivos con el sector privado y beneficios adicionales, de manera que pueda retenerse a directores y personal especializado.

POLITICAS INSTITUCIONALES:

Aplicar normas y leyes nacionales que garanticen el desarrollo del mercado de valores.

Organizar y sistematizar la institución con el fin de fortalecer su imagen positiva, tanto a nivel interno como externo.

Mantener relación permanente con los sectores, nacionales e internacionales, relacionados con el mercado de valores.

Divulgar y orientar al público en materia de legislación que regula el mercado de valores y su importancia para el sector público y privado como alternativa de captación de recursos financieros.

ARTICULO 149. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la COMISION NACIONAL DE VALORES para para la vigencia fiscal de 2004:

Ingresos Totales	1,485,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,485,400
Gastos	1,485,400

ARTICULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.65.0.0.0.0.00	COMISION NACIONAL DE VALORES	1,485,400
3.65.1.0.0.0.00	INGRESOS CORRIENTES	1,485,400
3.65.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,213,200
3.65.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	702,800
3.65.1.2.3.1.00	GOBIERNO CENTRAL	702,800
3.65.1.2.3.1.16	MINISTERIO DE ECONOMIA Y FINANZAS	702,800
3.65.1.2.4.0.00	TASAS Y DERECHOS	460,500
3.65.1.2.4.2.00	TASAS	460,500
3.65.1.2.4.2.60	TASA REGULACION DE VALORES	460,500
3.65.1.2.6.0.00	INGRESOS VARIOS	49,900
3.65.1.2.6.0.99	OTROS INGRESOS VARIOS	49,900
3.65.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	272,200
3.65.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	272,200
3.65.1.4.2.0.01	SALDO CORRIENTE	272,200

ARTICULO 151. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		1,334,500
Transferencias Corrientes, Aporte al Fisco y subsidios		150,900
Subsidios		
Transferencias Corrientes	150,900	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		1,485,400

PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		1,485,400

CAPITULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO
OBJETIVOS, METAS Y POLITICAS PARA 2004

OBJETIVOS:

Ofrecer protección básica contra pérdidas fortuitas no controladas que puedan ocurrir a las inversiones agropecuarias, con garantía de compensación de dichas inversiones, las cuales son manejadas por personas naturales o jurídicas, dedicadas a la actividad agropecuaria.

METAS:

Ampliar la cartera de aseguramiento como garante de los créditos agropecuarios que otorga la Banca Estatal, Privada, Cooperativas, Empresas Distribuidoras de Insumos, etc.

Mantenemos como promotor de los programas de modernización de la agricultura, ganaderías nacionales, conservación de los recursos naturales y a la manutención de un medio ambiente sano que asegure y garantice el futuro de las presentes y futuras generaciones.

POLITICAS INSTITUCIONALES:

Que el Instituto de Seguro Agropecuario como intermediario financiero siga enmarcado dentro del objetivo primordial del Gobierno "Programa de Desarrollo Social con Eficiencia".

La protección al productor, para garantizar su estabilidad en la actividad agropecuaria que realiza, siendo este un componente importante del programa.

ARTICULO 152. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2004:

Ingresos Totales	2,731,600
Menos: Aumento de Reservas	500,000
Ingresos Disponibles	2,231,600
Gastos	2,231,600

ARTICULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.90.0.0.0.0.00	INSTITUTO DE SEGURO AGROPECUARIO	2,731,600
3.90.1.0.0.0.00	INGRESOS CORRIENTES	2,731,600
3.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,731,600
3.90.1.2.1.0.00	RENTA DE ACTIVOS	1,550,900
3.90.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,550,900
3.90.1.2.1.4.10	PRIMA DE SEGUROS	1,550,900
3.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,130,700
3.90.1.2.3.1.00	GOBIERNO CENTRAL	1,130,700
3.90.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,130,700
3.90.1.2.6.0.00	INGRESOS VARIOS	50,000
3.90.1.2.6.0.99	OTROS INGRESOS VARIOS	50,000

ARTICULO 154. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		1,633,600
Transferencias Corrientes, Aporte al Fisco y subsidios		592,700
Subsidios		
Transferencias Corrientes	592,700	
Aporte al Fisco		
Servicio de la Deuda		5,300
TOTAL DE GASTOS DE FUNCIONAMIENTO		2,231,600

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION	
TOTAL DE PRESUPUESTO DE GASTOS	2,231,600

TITULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA
CAPITULO I
OBJETO Y ÁMBITO

ARTICULO 155. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus programas y proyectos y lograr los objetivos y metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTICULO 156. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y evaluación, y el cierre y liquidación del Presupuesto General del Estado para la vigencia fiscal de 2004.

ARTICULO 157. ÁMBITO. Las Normas se aplicarán para el manejo del Presupuesto de las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas o Personas Jurídicas, en donde el Estado posea la totalidad de las acciones o participación e Intermediarios Financieros, y en los Municipios y Juntas Comunales en lo que les sea aplicable.

CAPITULO II
EJECUCIÓN DEL PRESUPUESTO

ARTICULO 158. EJECUCION DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras para la realización de los programas y proyectos contemplados en el Presupuesto General del Estado. La ejecución del presupuesto de ingresos se fundamenta en el concepto de caja que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del presupuesto de gastos.

La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago.

Con el objeto de evaluar la eficiencia de la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de los pagos realizados por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTICULO 159. PRINCIPIO GENERAL. No se podrá realizar ningún pago si en el Presupuesto no consta específicamente la partida de gastos para satisfacer la obligación; así mismo el Estado no podrá exigir ningún tributo si no consta en el Presupuesto como parte de los ingresos.

ARTICULO 160, ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar 15 días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja del año por mes.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de gastos de funcionamiento e inversión se distribuirán en doce asignaciones mensuales que no necesariamente serán iguales. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas en base a los programas de trabajo, cronogramas de actividades y a la previsión del comportamiento de los ingresos; en caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas enviará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa las asignaciones mensuales de ingresos y gastos.

ARTICULO 161. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto y se depositarán en la cuenta del Tesoro Nacional en el Banco Nacional de Panamá, contra la cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva Ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se hará de acuerdo con la presente Norma.

ARTICULO 162. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. COMPROMISO es la solicitud de adquisición de bienes o servicios independientemente de su entrega, pago o consumo, y constituye toda obligación adquirida por una institución pública que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida del período fiscal vigente.

DEVENGADO es el recibo de bienes o servicios entregados por parte del proveedor sin considerar el momento en que se consumen o pagan, y constituyen la obligación de pagar por los bienes o servicios recibidos.

PAGO constituye la emisión y entrega de cheques o la transferencia electrónica de fondos a favor de los proveedores, una vez que se reciben los bienes y servicios adquiridos.

SECCIÓN 1ª

INGRESOS O RENTAS

ARTICULO 163. PRINCIPIOS DE UNIVERSALIDAD Y UNIDAD. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, inclusive los de gestión institucional, del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

ARTICULO 164. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones respaldadas por convenios y leyes. Los ingresos generados por los comités de salud, los centros educativos y universidades oficiales como producto de actividades, venta de bienes y servicios, y las actividades desarrolladas por los docentes, asociaciones estudiantiles y clubes de padres de familia, no se enmarcan dentro de la definición de ingresos de gestión institucional. Igual tratamiento se les dará a las donaciones que no son producto de convenios; no obstante, deberán ser puestas en conocimiento, del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTICULO 165. INGRESOS DEL CREDITO INTERNO. Las entidades públicas de financiamiento podrán otorgar facilidades de crédito a las instituciones públicas, únicamente de acuerdo con los montos y líneas de crédito previstos en el Presupuesto de la respectiva institución solicitante.

Las instituciones de crédito señaladas en este artículo suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTICULO 166. EXCEDENTES DE LOS INGRESOS. Para que los excedentes de los ingresos sobre las estimaciones puedan ser utilizados, deben incorporarse al Presupuesto General del Estado a través de créditos adicionales. En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del período. En el caso del Gobierno Central, se considerará como excedente de ingresos, cuando el total de las recaudaciones fiscales sea mayor al monto programado para el año. En el caso de ingresos de aplicación específica, el excedente se determinará en forma individual.

En el caso de los excedentes de los ingresos de las entidades del Sector Descentralizado, el Director o Gerente pondrá a consideración del Ministerio de Economía y Finanzas su posible utilización, y el Ministerio recomendará al Consejo de Gabinete la utilización de tales excedentes incluyendo transferencias a favor del Tesoro Nacional. Igualmente el uso del excedente requerirá del respectivo crédito adicional.

ARTICULO 167. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considera que los ingresos recaudados son inferiores a los contemplados en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Legislativa para la correspondiente modificación del Presupuesto General del Estado.

ARTICULO 168. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y el mantenimiento del equilibrio presupuestario. El Ministerio de Economía y Finanzas comunicará según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa.

ARTICULO 169. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el único depositario oficial de los fondos públicos y la Contraloría General de la República será responsable de vigilar que por ningún concepto se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar tales cuentas y depósitos ingresándolos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos y todas las entidades autónomas del Estado, instituciones que por la naturaleza de sus operaciones, origen de sus recursos y reservas, podrán colocar parte de los mismos en la Caja de Ahorros.

PARÁGRAFO TRANSITORIO: Los ingresos netos generados en concepto de arrendamiento de las viviendas del Área Revertida se depositarán en la cuenta especial denominada: 'Fondo Especial para Viviendas de Interés Social (FEVIS)', la cual administra el Ministerio de Vivienda; no obstante, se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 15 de mayo de 1995, modificada mediante la Ley 22 de 27 de junio de 2000, en la medida en que la Autoridad de la Región Interoceánica realice las ventas y concesiones de dichas viviendas.

SECCIÓN 2ª

EGRESOS O GASTOS

ARTICULO 170. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTICULO 171. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará mensualmente sobre la base de las fases de Compromiso, Devengado y Pago, y en función de las asignaciones mensuales.

ARTICULO 172. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTICULO 173. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las autorizará y comunicará cuando proceda, al solicitante y a la Comisión de Presupuesto de la Asamblea Legislativa.

ARTICULO 174. CAMBIOS EN LA ESTRUCTURA DE PUESTOS. Las instituciones públicas podrán solicitar al Ejecutivo, a través del Ministerio de Economía y Finanzas, a partir del 1ro. de abril hasta el 31 de octubre, cambios en sus Estructuras de Puestos, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos no incluidos y/o reglamentados en la presente Ley o leyes especiales. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Legislativa la documentación correspondiente para su conocimiento.

El monto de los aumentos y creaciones contemplados en los cambios de estructuras de puestos solo podrán ser financiados mediante la disminución y eliminación de puestos.

Las instituciones públicas bajo el régimen de carrera administrativa, deberán consultar previamente a la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones ejecutivas.

PARÁGRAFO: El Órgano Ejecutivo podrá considerar cambios prioritarios en las estructuras de puestos fuera de los períodos estipulados en estas normas.

ARTICULO 175. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del Presidente de la República, los Vicepresidentes, los Ministros de Estado y demás cargos contemplados por ley, ninguna persona que preste servicios en el Sector Público en calidad de funcionario podrá devengar en concepto de sueldos, gastos de representación y cualquiera otra asignación, una suma mayor que la asignada para el cargo de Viceministro de Estado, sin perjuicio de lo que por ley pueda tener derecho como sobresueldo.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo.

PARÁGRAFO: Solo se pagarán las vacaciones a funcionarios activos, cuando se haga uso del tiempo y a los ex funcionarios con cargo a créditos reconocidos cuando la partida esté en el Presupuesto.

ARTICULO 176. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiese tomado posesión del cargo de acuerdo con el trámite administrativo establecido y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión. Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

La prohibición de ejercer un cargo antes de la toma de posesión, así como los efectos retroactivos señalados en el párrafo anterior, no son aplicables al personal docente del Ministerio de Educación ni al de las Universidades Oficiales, ni a médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, cuando se cuente con las partidas presupuestarias correspondientes.

ARTICULO 177. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidas por las instituciones del Gobierno Central, se presentarán al Ministerio de Economía y Finanzas para su revisión y envío para consideración y aprobación de la Presidenta de la República. Las acciones de personal de las instituciones del Sector Descentralizado, se enviarán al Ministerio de Economía y Finanzas para su revisión y autorización.

Todas las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Legislativa, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas sólo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

PARÁGRAFO: Desde el año fiscal en que el Tribunal Electoral inicia la ejecución de un presupuesto de elecciones con miras a elecciones y hasta el año fiscal en que se celebren estas, todas sus acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación en la planilla correspondiente. Las vacantes que se produzcan por cualquier motivo no podrán ser congeladas dentro del período referido.

En los casos de nombramientos de personal contingente a que se refiere el Manual de Clasificación Presupuestaria del Gasto Público, solo se requerirá la acción de personal interna de la institución y la fiscalización de la Contraloría General de la República. Estas acciones de personal se pondrán en conocimiento del Ministerio de Economía y Finanzas.

ARTICULO 178. PERSONAL TRANSITORIO Y CONTINGENTE. En los casos de nombramientos de personal transitorio y contingente, se requerirá la acción de personal mediante Resuelto Interno que será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas correspondientes asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho Resuelto para que proceda con los ajustes correspondientes y remitirá copia de dicho informe a la Contraloría General de la República.

El personal contingente se contratará por un período no mayor de seis meses y expirará con la vigencia fiscal. El personal transitorio se contratará en base al detalle de la Estructura de Puestos aprobada en la Ley de Presupuesto por un período no mayor de doce meses y expirará con la vigencia fiscal.

PARÁGRAFO: Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente, deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

ARTICULO 179. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, a excepción de aquellos casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTICULO 180. SERVICIOS ESPECIALES. Se podrá cargar a esta partida la contratación de funcionarios públicos, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados a una institución distinta a la que concede la licencia.

Los contratos con profesionales o técnicos, personas naturales, nacionales o extranjeras para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de Consultorías y Servicios Especiales; en los contratos de consultoría se deberán definir los objetivos, las tareas por realizar y el cronograma de actividades.

ARTICULO 181. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República; Vicepresidentes de la República; Ministros y Viceministros de Estado; Secretarios Generales; Legisladores, Secretario y Subsecretarios Generales de la Asamblea Legislativa; Director y Subdirector Nacional de Asesoría Legal Parlamentaria; Director y Subdirector

Nacional de Asesoría Legislativa; Rector y Vicerrectores de las Universidades Oficiales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Magistrados de los Tribunales Superiores y del Tribunal Electoral y el Fiscal Electoral; Defensor del Pueblo; Contralor y Subcontralor General de la República; Gobernadores; Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor; Directores y Subdirectores Generales de las instituciones del Sector Descentralizado; Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado; Director y Subdirector General de la Policía Nacional; Director y Subdirector General de la Policía Técnica Judicial; Director y Subdirector General del Servicio Aéreo Nacional; Director y Subdirector General del Servicio Marítimo Nacional; Director y Subdirector General de Tránsito; Secretario Ejecutivo del Consejo Nacional de Seguridad; Director y Subdirector de Seguridad Institucional de la Presidencia de la República; Jefes de Misiones Diplomáticas; Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación; Directores Regionales y Provinciales y Directores y Subdirectores Nacionales; Comisionados, Subcomisionados, Mayores y Capitanes de la Fuerza Pública, de la Policía Técnica Judicial, del Servicio Aéreo Nacional y del Servicio de Protección Institucional de la Presidencia de la República y aquellos cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos. Durante la vigencia de la presente Ley no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTICULO 182. SOBRETIEMPO. Sólo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar horas extraordinarias. Dicho sobretiempo no podrá exceder el 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. No se pagará remuneración por trabajos extraordinarios que exceda del 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del sector salud cuando presten sus servicios en el interior del país.

ARTICULO 183. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

Para Ministros, Viceministros, Miembros de la Asamblea Legislativa incluyendo al Secretario y Subsecretarios Generales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Contralor y Subcontralor General, Magistrados del Tribunal Electoral y Fiscal Electoral, Defensor del Pueblo, Directores, Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor, Gerentes y Administradores Generales y Rectores de las Universidades Oficiales: B/.55.00 diarios.

Subdirectores, Subgerentes y Subadministradores Generales y Vicerrectores de Universidades Oficiales: B/.50.00 diarios

Para otros Funcionarios Públicos:	B/.35.00 diarios.

Cuando la misión se cumpla en un día sólo se reconocerán los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, podrá reconocerse la alimentación, siempre que se realice fuera de las horas laborables.

ARTICULO 184. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar funcionarios públicos en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; países que visitará; objeto del viaje; resultados esperados de la misión; costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario; y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. En los casos de los Órganos Legislativo, Judicial, Ministerio Público y la Contraloría General de la República, solamente se le comunicará. Los viáticos serán los siguientes:

Para Ministros, Viceministros, Miembros de la Asamblea Legislativa incluyendo al Secretario y Subsecretarios Generales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Contralor y Subcontralor General, Magistrados del Tribunal Electoral y Fiscal Electoral, Defensor del Pueblo, Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor, Directores, Gerentes y Administradores Generales:

Europa, Asia, África y Oceanía	B/.450.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.350.00 diarios.
México, Centroamérica, el Caribe y Resto de América Latina.	B/.225.00 diarios.

Subdirectores, Subgerentes y Subadministradores Generales:

Europa, Asia, África y Oceanía	B/.400.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.300.00 diarios.
México, Centroamérica, el Caribe y Resto de América Latina.	B/.200.00 diarios

Para otros Funcionarios Públicos:

Europa, Asia, África y Oceanía	B/.350.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.250.00 diarios.
México, Centroamérica, el Caribe y Resto de América Latina.	B/.175.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de 10 días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales.

ARTICULO 185. VIAJES DE FUNCIONARIOS PÚBLICOS AL EXTERIOR. Los funcionarios que viajen al exterior en misión oficial viajarán en clase económica, a excepción de la Presidenta y los Vicepresidentes de la República, Ministros, Viceministros, Legisladores de la Asamblea Legislativa, incluyendo al Secretario y Subsecretarios Generales, Defensor del Pueblo, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Contralor y Subcontralor General, Magistrados del Tribunal Electoral, Embajadores, Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor y Directores, Gerentes y Administradores Generales de las Entidades Descentralizadas, Empresas Públicas e Intermediarios Financieros, quienes viajarán en primera clase.

ARTICULO 186. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas, se asignarán y ejecutarán a través del Ministerio coordinador del sector para fines de registro e información sectorial.

ARTICULO 187. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTICULO 188. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiese asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

ARTÍCULO 189. ADQUISICIONES MULTIANUALES. En las compras de medicamentos, equipo e instrumental médico quirúrgico, de laboratorio, sanitario, odontológico, rayos x, y otros similares, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución, la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y la Contraloría General de la República, estimarán el tiempo de ejecución de las adquisiciones y los pagos efectivos durante el transcurso de dicha ejecución.

2. El acto público se realizará por la totalidad de la adquisición, y el contrato incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso. De igual manera, el contrato deberá incluir una cláusula que obliga a la institución a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estas compras tendrán prioridad sobre cualquiera otra, y la institución está obligada a ejecutarla con prioridad.

SECCIÓN 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTICULO 190. EJECUCIÓN DE INVERSIONES. Las ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad en la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción, deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 32 de la Ley 56 de 1995, sobre contratación pública, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTICULO 191. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se podrán realizar por contrato. Para este propósito las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público, y demás trámites pertinentes.

ARTICULO 192. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de que las inversiones se ejecuten por administración directa, la institución ejecutora deberá contar, previo al inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se contratará como personal Contingente y Transitorio y podrán permanecer hasta que concluya la ejecución del proyecto. El resto de los servicios requeridos se contratará en concepto de servicios especiales con cargo al objeto del gasto 172.

ARTICULO 193. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y especificaciones de la licitación pública o concurso así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del 100% del valor anticipado.

ARTICULO 194. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito tanto para compras locales como para compras en el exterior, se utilizará por parte del sector público cuando la naturaleza de la obra así lo amerite siempre que el pliego de cargos de la respectiva licitación o concurso así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá, deberá ser previamente autorizado por el Ministerio de Economía y Finanzas y refrendado por la Contraloría General de la República.

ARTICULO 195. INVERSIONES MULTIANUALES. Para los efectos de Proyectos de inversión de duración mayor de un año se procederá como sigue:

1. La institución, en conjunto con la Dirección de Presupuesto de la Nación y de Programación de Inversiones, del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de dicha ejecución.

2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución (y por ende, al Estado) a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y le dará prioridad a los proyectos en ejecución.

ARTICULO 196. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión debidamente justificados por razones técnicas, no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO: En aquellos contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, esta retención se podrá devolver al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubiesen sido acordados.

ARTICULO 197. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS Las transferencias de capital del presupuesto de inversión correspondientes a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTICULO 198. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones, deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro, y posteriormente podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTICULO 199. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO: Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª

MODIFICACIONES AL PRESUPUESTO

ARTICULO 200. TRASLADO DE PARTIDA. Es la transferencia de recursos de partidas del presupuesto, con saldo disponible de fondos o sin utilizar a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de febrero y hasta el 15 de noviembre en la Comisión de Presupuesto de la Asamblea Legislativa, pero podrán realizarse en cualquier época del año en el caso de obras de inversiones sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no, la correspondiente solicitud, previa consulta a la Contraloría General de la República respecto a la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de ciento cincuenta mil balboas (B/.150,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Legislativa para su consideración. Si dicha Comisión no realiza ninguna actuación dentro de los ocho días calendario siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario la Comisión de Presupuesto realiza actuación, la entidad solicitante deberá sustentarla ante la Comisión, la que la aprobará o la rechazará.

ARTICULO 201. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, a excepción de los saldos de las partidas de sueldos fijos, servicios básicos, cuotas a organismos internacionales, contribuciones a la Caja de Seguro Social y del Servicio de la Deuda Pública, cuando no corresponda a ahorros comprobados.

2. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

3. Los saldos de las partidas de inversiones podrán trasladarse entre sí.

4. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior.

ARTICULO 202. CRÉDITOS ADICIONALES. Los créditos adicionales son aquellos que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: Extraordinarios y Suplementarios. Los extraordinarios son aquellos que se aprueban con el fin de atender, por causas imprevistas y urgentes, los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto; y los suplementarios, aquellos destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTICULO 203 VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o se cree uno nuevo.

ARTICULO 204. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 15 de octubre del año de la vigencia del Presupuesto al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Legislativa hasta el 30 de octubre, a fin de ser votadas por ésta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, a solicitud expresa de la Presidenta de la República están facultados a considerar créditos adicionales fuera de los periodos estipulados en este artículo, y la Comisión de Presupuesto de la Asamblea Legislativa estará facultada a darle el trámite correspondiente.

ARTICULO 205. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución. Cuando el proyecto de resolución recomendado no exceda un monto de dos millones de balboas (B/. 2,000,000.00) será remitido al Consejo Económico Nacional para su aprobación y posteriormente junto con el informe favorable sobre la viabilidad financiera y conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Legislativa. Cuando el proyecto de resolución recomendado exceda un monto de dos millones de balboas (B/. 2,000,000.00) se remitirá al Consejo Económico Nacional para que emita su concepto favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, quien lo remitirá a la Comisión de Presupuesto de la Asamblea Legislativa para su aprobación final.

Cuando los créditos adicionales correspondan a proyectos de inversión nuevos, deberán acompañarse de la recomendación favorable emitida por la unidad administrativa responsable del Sistema Nacional de Inversiones Públicas.

La Contraloría General de la República, deberá pronunciarse por escrito sobre la viabilidad financiera y conveniencia en un plazo no mayor de quince días hábiles, contados desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTICULO 206. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. Se podrán realizar modificaciones al Presupuesto General del Estado por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

CAPITULO III

SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTICULO 207. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los programas, proyectos y decisiones, e identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTICULO 208. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y evaluación de los programas incluidos en el Presupuesto General del Estado, para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso en que se determine incumplimiento en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del sector público y si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas.

El Ministerio de Economía y Finanzas, también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Legislativa, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO: Desde el año fiscal en que inicie un presupuesto de elecciones con miras a unas elecciones y hasta el año fiscal en que se celebren estas, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieren sido aprobadas en el Presupuesto General del Estado.

ARTICULO 209. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa, dentro de los primeros diez (10) días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros quince días del vencimiento de cada trimestre, presentarán a estas instituciones, una copia de sus estados financieros. Con base a lo anterior, el Ministerio de Economía y Finanzas junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Legislativa un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro del siguiente trimestre. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sean requeridos por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio trimestralmente.

CAPITULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTICULO 210. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2004.

El informe de cierre debe ser presentado a la Comisión de Presupuesto de la Asamblea Legislativa para analizar el cumplimiento en la ejecución del Presupuesto General del Estado.

ARTICULO 211. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2004 se realizará hasta el 31 de marzo del año 2005.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base a los informes presentados por las entidades públicas y la información proporcionada por la Contabilidad Gubernamental.

ARTICULO 212. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reservas de caja para pagar los compromisos devengados existentes al 31 de diciembre, a más tardar el último día hábil de febrero del año siguiente.

Para el caso de proyectos o cuentas plurianuales, las instituciones deberán incluir en el presupuesto anual, solamente los compromisos por pagar durante el año de la vigencia presupuestaria.

ARTICULO 213. SALDO EN CAJA. Es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPITULO V
DISPOSICIONES VARIAS

ARTICULO 214. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que fuera requerido por otra, podrá ser transferido a esta última mediante solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTICULO 215. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos, contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTICULO 216. COMPENSACIÓN DE CRÉDITOS Y DEBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia, estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República.

ARTICULO 217. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir al Ministerio de Economía y Finanzas, mensualmente, copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario;
2. Clase ocupacional a la que pertenece el funcionario;
3. Carrera y régimen al que pertenece;
4. Unidad organizativa a la que pertenece;
5. Clasificación presupuestaria programática del cargo; y
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO: La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTICULO 218. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del sector público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTICULO 219. CONTROL PREVIO. Para los efectos de esta Ley se entiende por Control Previo la fiscalización y análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. A tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez comprobado que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito, indicando al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los Contratos y Actos Públicos, de conformidad con la legislación correspondiente.

ARTICULO 220. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas de carácter social asignadas al Ministerio de Educación, Ministerio de Salud, Ministerio de Vivienda, Ministerio de Obras Públicas, Instituto Nacional de Deportes y a las Universidades Oficiales, podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD).

ARTICULO 221. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, de conformidad con el artículo 121 de la Ley 34 de 1995, que modifica la Ley 47 de 1946, y con el artículo 48 del Decreto Ley 4 de 1997, deberá certificar, a más tardar el 15 de enero del año 2004, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas, al Ministerio de Educación y al Instituto Nacional de Formación Profesional, para que estos últimos puedan proceder a incluir dichas sumas en el presupuesto correspondiente en la porción y con los fines propuestos por los citados artículos.

ARTICULO 222. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria.

ARTICULO 223. Esta Ley comenzará a regir desde el 1° de enero del año 2004.

COMUNÍQUESE Y CÚMPLASE.

Aprobada en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los **17** días del mes de noviembre del año dos mil tres.

El Presidente, a.i.
HECTOR E. APARICIO D.

El Secretario General,
JOSE GOMEZ NUÑEZ

ORGANO EJECUTIVO NACIONAL.- PRESIDENCIA DE LA REPUBLICA.- PANAMA, REPUBLICA DE PANAMA, 2(DE NOVIEMBRE DE 2003.

MIREYA MOSCOSO
Presidenta de la República

NORBERTO DELGADO DURAN
Ministro de Economía y Finanzas